   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 1, 1998

                                                          REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------

                           METROCORP BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)

            TEXAS                            6712                  76-0579161
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

                                                    DON J. WANG
                                                     PRESIDENT
9600 BELLAIRE BOULEVARD, SUITE 252      9600 BELLAIRE BOULEVARD, SUITE 252
       HOUSTON, TEXAS 77036                    HOUSTON, TEXAS 77036
          (713) 776-3876                          (713) 776-3876
   (Address, including zip code,        (Name, address, including zip code,
  and telephone number, including         and telephone number, including
    area code, of registrant's           area code, of agent for service)
   principal executive offices)

                             ---------------------

                                   COPIES TO:

    WILLIAM T. LUEDKE IV, ESQ.               RICHARD A. SCHABERG, ESQ.
   BRACEWELL & PATTERSON, L.L.P.              THACHER PROFFITT & WOOD
  2900 SOUTH TOWER PENNZOIL PLACE         1700 PENNSYLVANIA AVENUE, N.W.,
     HOUSTON, TEXAS 77002-2781                       SUITE 800
                                              WASHINGTON, D.C. 20006

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

                                                                        PROPOSED MAXIMUM    PROPOSED MAXIMUM
             TITLE OF EACH CLASS OF                   AMOUNT TO BE       OFFERING PRICE        AGGREGATE           AMOUNT OF
           SECURITIES TO BE REGISTERED                 REGISTERED         PER SHARE(1)     OFFERING PRICE(1)    REGISTRATION FEE
Common Stock, $1.00 par value....................      1,600,000             $12.00           $19,200,000            $5,664

(1) Estimated solely for the purpose of calculating the registration fee.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION DATED SEPTEMBER 1, 1998.
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                                1,600,000 SHARES

                                      LOGO

                           METROCORP BANCSHARES, INC.

                                  COMMON STOCK
                                 --------------

    All 1,600,000 shares of Common Stock (the "Common Stock") offered hereby (the "Offering") are being sold by MetroCorp Bancshares, Inc. (the "Company"). Prior to the Offering, there has been no established public market for the Common Stock. The initial public offering price will be determined by negotiations between the Company and Legg Mason Wood Walker, Incorporated (the "Underwriter"). It is estimated that the initial public offering price will be in the range of $10.00 to $12.00 per share. See "Underwriting." Application has been made to have the shares of Common Stock approved for quotation on The Nasdaq Stock Market's National Market ("Nasdaq/National Market") under the symbol MCBI.

    THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

    SEE "RISK FACTORS" ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                               -----------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                                                                       UNDERWRITING            PROCEEDS TO
                                               PRICE TO PUBLIC          DISCOUNT(1)            COMPANY(2)
Per Share.................................            $                      $                      $
Total(3)..................................            $                      $                      $

(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting offering expenses payable by the Company, estimated at $350,000.

(3) The Company has granted the Underwriter a 30-day option to purchase up to 240,000 additional shares of Common Stock, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and
    Proceeds to Company will be approximately $        , $        and $
    respectively. See "Underwriting."
                              -------------------

    The shares of Common Stock to be distributed to the public are offered by the Underwriter, subject to prior sale, when, as and if received and accepted by the Underwriter, subject to approval of certain legal matters by counsel for the Underwriter and certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock
will be made against payment therefor in Houston, Texas on or about            ,
1998.

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

               THE DATE OF THIS PROSPECTUS IS            , 1998.

                            [MAP OF TEXAS LOCATIONS]

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE MARKET PRICE OF THE COMMON STOCK, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. THE UNDERWRITER (AND SELLING GROUP MEMBERS) ALSO MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE COMPLETE, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITER'S OVER-ALLOTMENT OPTION IS NOT EXERCISED. ALL INFORMATION HAS BEEN
ADJUSTED TO GIVE EFFECT TO THE HOLDING COMPANY FORMATION COMPLETED IN       OF
1998, PURSUANT TO WHICH 5,654,560 SHARES OF COMMON STOCK WERE ISSUED IN A FOUR FOR ONE EXCHANGE FOR ALL OF THE CAPITAL STOCK OF METROBANK, NATIONAL ASSOCIATION. REFERENCES TO THE "COMPANY" IN THIS PROSPECTUS INCLUDE REFERENCES TO METROBANK, NATIONAL ASSOCIATION WHERE THE CONTEXT REQUIRES.

                                  THE COMPANY

    MetroCorp Bancshares, Inc. (the "Company") is a bank holding company headquartered in Houston, Texas. The Company derives substantially all of its revenue and income from the operation of its wholly-owned bank subsidiary, MetroBank, National Association (the "Bank"), a national banking association with 11 full-service banking locations, nine of which are located in the greater Houston metropolitan area and two of which are located in the greater Dallas metropolitan area. The Company also has a loan production office in New Orleans, Louisiana. As of June 30, 1998, the Company had total assets of $527.6 million, total loans of $366.4 million, total deposits of $487.0 million and total shareholders' equity of $34.0 million. Based on total assets as of June 30, 1998, the Company is the fourth largest independent bank holding company headquartered in the Houston metropolitan area.

    The Bank was founded in 1987 by a group of six Asian-American business people, all of whom are currently directors of the Company and the Bank, to meet the needs of various ethnic communities in Houston that were not adequately being served by local financial institutions. Each of the Company's 11 banking offices has been strategically located in an area with large Asian or Hispanic communities in Houston, and more recently, Dallas. The Company focuses on these niche markets by providing personalized, culturally sensitive and innovative products and services.

    The Company's mission is to enhance shareholder value by maximizing profitability and being the premier multi-ethnic bank in each community that it serves. Over its 11 year history, the Company has demonstrated a consistent record of asset growth and profitability. For each of the last ten years, the Company has recorded a profit, even during the period of adverse economic conditions in Texas in the late 1980s. The Company's net income increased from $1.0 million in fiscal 1990 to $4.2 million in fiscal 1997, and for the six months ended June 30, 1998, the Company recorded net income of $2.8 million. Return on shareholders' equity for the six months ended June 30, 1998 was 17.7%. Balance sheet growth has also been strong, with total assets increasing from $168.9 million at December 31, 1990 to $527.6 million at June 30, 1998.

    Management believes that both the Asian and Hispanic communities present excellent opportunities for future growth. These communities together comprise almost one-third of the total population of the greater Houston metropolitan area and approximately one-quarter of the total population of the greater Dallas metropolitan area. While many of the Company's competitors either fail to recognize the cultural distinctions among various ethnic groups, or focus on only one isolated group, management of the Company is acutely aware of and understands the unique cultural nuances of each community that it serves. Multi-ethnic customers require a special level of understanding from their banker, whether it be the specific characteristics of the businesses they operate or the native dialect in which they converse. In order to better serve its customers, the Company recruits bilingual and multilingual employees, publishes Company literature in four languages (English, Spanish, Vietnamese and Chinese) and celebrates cultural holidays such as Chinese New Year and Cinco de Mayo at its branches. In addition, the active involvement of directors and officers in various ethnic civic organizations allows management to better understand and respond to the needs of each community it serves.

    Management believes the Company has developed a reputation as the premier provider of financial products and services to small and medium-sized businesses and consumers located in the Asian and Hispanic communities where it operates. The Company offers these businesses a wide variety of traditional loan products and specializes in lending to customers who own and operate service-oriented businesses. The Company is a Preferred Lender under the federally guaranteed Small Business Administration ("SBA") lending program and has expertise in originating SBA loans to minority-owned businesses. In order to better serve the unique financing needs of its commercial customers, the Company also offers specialized products such as accounts receivable financing through its subsidiary, Advantage Finance Corporation ("Advantage"), and trade finance loans and letters of credit. The Company offers a broad array of loan and deposit products and services to retail customers through its branch network in Houston and Dallas. Loans to retail customers include residential mortgage loans, residential construction loans, automobile loans, lines of credit and other personal loans. Retail deposit products and services include checking and savings accounts, money market accounts, time deposits, ATM cards, debit cards and on-line banking.

    The Company's overall business strategy is to (i) continue to service its small and medium-sized owner-operated businesses and retail customers especially in the Asian and Hispanic communities by providing individualized, responsive, quality service, and (ii) expand its geographic reach by looking for additional opportunities either through selective acquisitions of existing financial institutions or by establishing de novo branches in multi-ethnic markets with significant small and medium-sized business activity.

                                  THE OFFERING

Common Stock offered by the
  Company.........................  1,600,000 shares

Common Stock to be outstanding
  after the Offering(1)...........  7,254,560 shares

Use of Proceeds...................  Of the $16.0 million of estimated net proceeds, approximately $4.0 million will be used to increase the
                                    capital of the Bank and the remainder will be used for
                                    general corporate purposes, including the support of
                                    anticipated balance sheet growth in the Company's
                                    current market and possible market expansions and
                                    acquisitions.

Risk Factors......................  See "Risk Factors" for a discussion of certain factors that should be considered by each prospective investor.

Nasdaq/National Market Symbol.....  MCBI

---------

(1) Excludes 120,000 shares of Common Stock reserved for issuance upon the exercise of options heretofore granted under the Company's stock option plans. See "Management--Stock Plans." As of the date of this Prospectus, the Company had outstanding 5,654,560 shares of Common Stock. See
    "Capitalization."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following Summary Consolidated Financial Data of the Company is derived from the Selected Consolidated Financial Data appearing elsewhere in this Prospectus, and should be read in conjunction with the consolidated financial statements of the Company and the notes thereto (the "Consolidated Financial Statements"), the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this Prospectus. Certain prior year amounts have been reclassified to conform with the 1998 presentation.

                                                      AS OF AND FOR THE
                                                       SIX MONTHS ENDED                      AS OF AND FOR THE
                                                           JUNE 30,                      YEARS ENDED DECEMBER 31,
                                                     --------------------  -----------------------------------------------------
                                                       1998       1997       1997       1996       1995       1994       1993
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net interest income................................  $  13,310  $  10,863  $  23,017  $  17,596  $  13,425  $  10,488  $   9,213
Provision for loan losses..........................      1,889        964      3,350      2,118        792        422        557
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net interest income after provision for loan
    losses.........................................     11,421      9,899     19,667     15,478     12,633     10,066      8,656
Noninterest income.................................      2,507      1,966      4,391      3,446      2,903      3,312      3,681
Noninterest expense................................      9,887      8,780     18,096     16,102     11,845      9,978      9,520
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income before taxes..........................      4,041      3,085      5,962      2,822      3,691      3,400      2,817
Provision for income taxes.........................      1,228        901      1,794        809      1,091        895        798
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income.........................................  $   2,813  $   2,184  $   4,168  $   2,013  $   2,600  $   2,505  $   2,019
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------

PER SHARE DATA:
Net income-Basic...................................  $    0.50  $    0.39  $    0.75  $    0.38  $    0.52  $    0.54  $    0.45
Net income-Diluted.................................       0.50       0.39       0.74       0.37       0.51       0.53       0.44
Book value.........................................       6.02       5.12       5.49       4.73       4.38       3.99       3.77
Tangible book value................................       6.02       5.12       5.49       4.73       4.38       3.99       3.77
Cash dividends.....................................         --         --         --         --         --      0.125         --
Weighted average shares outstanding (in thousands):
  Basic............................................      5,655      5,585      5,581      5,364      5,015      4,658      4,534
  Diluted..........................................      5,655      5,655      5,616      5,444      5,104      4,764      4,641

BALANCE SHEET DATA:
Total assets.......................................  $ 527,624  $ 468,758  $ 505,051  $ 426,987  $ 322,799  $ 231,205  $ 191,491
Securities.........................................    107,589    117,697    112,624    103,680    110,761     92,399     58,683
Total loans........................................    366,361    303,430    348,910    280,597    177,206    125,769    116,311
Allowance for loan losses..........................      5,395      2,624      3,569      2,141      1,612      1,264      1,345
Total deposits.....................................    487,027    414,456    445,859    381,289    285,153    197,135    162,768
Total shareholders' equity.........................     34,039     28,932     30,506     25,398     23,519     18,595     17,577

PERFORMANCE RATIOS(1):
Return on average assets...........................       1.09%      0.98%      0.89%      0.54%      0.96%      1.21%      1.09%
Return on average equity...........................      17.70      16.24      14.69       8.36      12.06      14.74      12.49
Net interest margin................................       5.46       5.21       5.22       5.02       5.27       5.42       5.44
Efficiency ratio...................................      62.51      68.86      66.48      76.73      72.82      72.22      75.04

ASSET QUALITY RATIOS:
Nonperforming assets to total loans and ORE........       1.39%      1.53%      0.94%      0.82%      1.01%      1.22%      2.29%
Nonperforming assets to total assets...............       0.96       1.00       0.65       0.54       0.56       0.67       1.41
Net loan charge-offs to average loans..............       0.02       0.16       0.62       0.71       0.30       0.42       0.54
Allowance for loan losses to total loans...........       1.47       0.86       1.02       0.76       0.91       1.01       1.16
Allowance for loan losses to nonperforming
  loans(2).........................................     108.99     100.69     134.02     135.42     127.53     131.26     111.99

CAPITAL RATIOS:
Leverage ratio.....................................       6.34%      6.17%      5.92%      6.04%      7.30%      8.63%      8.96%
Tier 1 risk-based capital ratio....................       8.71       9.00       8.45       8.69      10.65      12.82      13.16
Total risk-based capital ratio.....................      10.12       9.83       9.46       9.44      11.39      13.66      14.18

------------

(1) All interim periods have been annualized.

(2) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.

                                  RISK FACTORS

    AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES CERTAIN RISKS. IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY. INFORMATION CONTAINED IN THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES," "EXPECTS," "WILL," "SHOULD," "PROJECTED," "CONTEMPLATED" OR "ANTICIPATES" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. NO ASSURANCE CAN BE GIVEN THAT THE FUTURE RESULTS COVERED BY THE FORWARD-LOOKING STATEMENTS WILL BE ACHIEVED. THE FOLLOWING FACTORS COULD CAUSE ACTUAL EXPERIENCE TO VARY MATERIALLY FROM THE FUTURE RESULTS COVERED IN SUCH FORWARD-LOOKING STATEMENTS. OTHER FACTORS, SUCH AS THE GENERAL STATE OF THE ECONOMY, COULD ALSO CAUSE ACTUAL EXPERIENCE TO VARY MATERIALLY FROM THE MATTERS COVERED IN SUCH FORWARD-LOOKING STATEMENTS.

EXPOSURE TO LOCAL ECONOMIC CONDITIONS

    The Company's success is dependent to a significant extent upon general economic conditions in Texas. The banking industry in Texas is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond the Company's control. During the mid 1980s, severely depressed oil and gas and real estate prices materially and adversely affected the Texas economy, causing recession and unemployment in the region and resulting in excess vacancies in the real estate market. Since 1987, the Texas economy has improved in part due to its expansion into industries other than those related to energy. As the Texas economy has diversified away from the energy industry, however, it has become more susceptible to adverse effects resulting from recession in the national economy. Economic recession over a prolonged period or other economic dislocation in Texas could cause increases in nonperforming assets, thereby causing operating losses, impairing liquidity and eroding capital. There can be no assurance that future adverse changes in the Texas economy would not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

INTEREST RATE RISK

    The Company's earnings depend to a great extent on "rate differentials," which are the differences between interest income that the Company earns on loans and investments and the interest expense paid on deposits and other borrowings. These rates are highly sensitive to many factors which are beyond the Company's control, including general economic conditions and the policies of various government and regulatory authorities. Increases in the discount rate by the Board of Governors of the Federal Reserve System ("Federal Reserve Board") usually lead to rising interest rates, which affect the Company's interest income, interest expense and investment portfolio. Also, governmental policies such as the creation of a tax deduction for individual retirement accounts can increase savings and affect the cost of funds. From time to time, maturities of assets and liabilities are not balanced, and a rapid increase or decrease in interest rates could have an adverse effect on the net interest margin and results of operations of the Company. The nature, timing and effect of any future changes in federal monetary and fiscal policies on the Company and its results of operations are not predictable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Interest Rate Sensitivity and Liquidity."

COMPETITION

    The banking business is highly competitive, and the profitability of the Company depends principally upon the Company's ability to compete in the market areas in which its banking operations are located. The Company competes with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and certain other non-financial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than the Company. Many of such competitors may have greater financial and other resources than the Company. Competition for Asian business from both superregional banking institutions and other Asian-owned community banks is particularly keen in several of the Company's market areas. The Company has been able to compete effectively with other financial institutions by emphasizing customer service, technology and local office decision-making; by establishing long-term customer relationships and building customer loyalty; and by providing products and services designed to address the specific needs of its customers. Although the Company has been able to compete effectively in the past, no assurances may be given that the Company will continue to be able to compete effectively in the future. Various legislative acts in recent years have led to increased competition among financial institutions. There can be no assurance that the United States Congress or the Texas legislature will not enact legislation that may further increase competitive pressures on the Company. Competition from both financial and nonfinancial institutions is expected to continue. See "The Company--Competition."

NO PRIOR TRADING MARKET

    Prior to the Offering, there has been no public market for the shares of Common Stock. Application has been made to have the Common Stock approved for quotation on the Nasdaq/National Market under the symbol MCBI. The Underwriter has advised the Company that it intends to make a market in the Common Stock as long as the volume of trading activity in the Common Stock and certain other market making conditions justify doing so. Nonetheless, there can be no assurance that an active public market will develop or be sustained after the Offering or that if such a market develops, investors in the Common Stock will be able to resell their shares at or above the initial public offering price. Making a market involves maintaining bid and asked quotations for the Common Stock and being available as principal to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of the Common Stock at any given time, which presence is dependent upon the individual decisions of investors over which neither the Company nor any market maker has any control.

RESTRICTIONS ON ABILITY TO PAY DIVIDENDS

    The only cash dividend ever paid by the Company was a $0.125 per share dividend in 1994. Although the Company anticipates paying quarterly dividends aggregating $0.24 per share per annum beginning in the fourth quarter of 1998, there is no assurance that the Company will pay dividends on the Common Stock in the future. The declaration and payment of dividends on the Common Stock will depend upon the earnings and financial condition of the Company, liquidity and capital requirements, the general economic and regulatory climate, the Company's ability to service any equity or debt obligations senior to the Common Stock and other factors deemed relevant by the Company's Board of Directors. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

    The Company's principal source of funds to pay dividends on the shares of Common Stock will be cash dividends that the Company receives from the Bank. The payment of dividends by the Bank to the Company is subject to certain restrictions imposed by federal banking laws, regulations and authorities. Until capital surplus equals or exceeds capital stock, a national bank must transfer to surplus ten percent (10%) of its net income for the preceding four quarters in the case of an annual dividend or ten percent (10%) of its net income for the preceding two quarters in the case of a quarterly or semiannual dividend. The Bank's capital surplus exceeds its capital stock. Without prior approval, a national bank may not declare a dividend if the total amount of all dividends declared by the bank in any calendar year exceeds the total of the bank's retained net income for the current year and retained net income for the preceding two years. As of June 30, 1998, an aggregate of approximately $7.5 million was available for payment of dividends by the Bank to the Company under applicable restrictions, without regulatory approval. See "Supervision and Regulation--The Bank."

    The federal banking statutes prohibit federally insured banks from making any capital distributions (including a dividend payment) if, after making the distribution, the institution would be "undercapitalized" as defined by statute. In addition, the relevant federal regulatory agencies also have authority to prohibit an insured bank from engaging in an unsafe or unsound practice, as determined by the agency, in conducting an activity. The payment of dividends could be deemed to constitute such an unsafe or unsound practice, depending on the financial condition of the Bank. Regulatory authorities could impose administratively stricter limitations on the ability of the Bank to pay dividends to the Company if such limits were deemed appropriate to preserve certain capital adequacy requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources" and "Supervision and Regulation."

SHARES AVAILABLE FOR FUTURE SALE

    The Company will have 7,254,560 shares of Common Stock outstanding after the Offering. The Company, its executive officers and directors and certain
shareholders (who collectively will own     % of the outstanding shares of
Common Stock after the consummation of the Offering) have agreed with the Underwriter not to offer, sell, contract to sell or otherwise dispose of any of their shares of Common Stock for a period of 180 days after the date of this Prospectus without the permission of the Underwriter, except that the Company may issue shares of Common Stock upon the exercise of currently outstanding options. The currently outstanding shares of Common Stock which are not subject
to such agreement are held by approximately    shareholders of record, and all
of such shares are "restricted securities" as that term is defined by Rule 144 promulgated under the Securities Act and will be eligible for sale in compliance with Rule 144 volume and other requirements. Shares held for at least two years by a person who has not been an "affiliate" of the Company at any time during the 90 days preceding the sale of the shares will be freely tradable in accordance with Rule 144(k) under the Securities Act. In addition, all of the shares of Common Stock sold in the Offering, other than shares purchased by affiliates of the Company, will generally be freely tradable under the Securities Act. No prediction can be made as to the effect, if any, that future sales of Common Stock or the availability of Common Stock for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of a substantial number of such shares in the future, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. See "Management" and "Principal Shareholders."

IMPACT OF TECHNOLOGICAL ADVANCES; YEAR 2000 COMPLIANCE

    The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to improving customer services, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Company's future success will depend, in part, on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in its operations. Many of the Company's competitors have substantially greater resources than the Company to invest in technological improvements. There can be no assurance that the Company will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to the public.

    The Company's operations are dependent on computers and computer systems, whether internally maintained or outsourced under contract. The Company has taken steps to ensure that such systems will properly recognize information when the year changes to 2000. Systems that do not properly recognize the correct year could generate erroneous data or cause a system to fail. The Company uses a vendor-provided system as its "core" banking application software to process data pertaining to its demand deposits, savings accounts, certificates of deposit and other deposits, loans and similar items. The provider has indicated that it will certify the Company's "core" banking applications to be Year 2000 compliant, and testing is expected to be completed during 1999. The Company believes that it is in compliance with federal bank regulatory directives in this area. There can be no assurance, however, that the Company will be able to effectively implement program changes to all of its systems to ensure such compliance. The Company has a backup system in place in the event that its current systems are not Year 2000 compliant.

    Management of the Company believes that costs of addressing potential Year 2000 issues will not have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods. In addition, the Company is currently considering the purchase of hardware and core banking application software to perform all functions in-house. Management believes the purchase and processing of data in-house will not have a significant impact on the Company's ability to comply with Year 2000 issues. Nonetheless, the Company's ability to predict the costs associated with Year 2000 compliance is subject to some uncertainties, and the Company may incur additional unexpected expenditures in connection with Year 2000 compliance, which expenditures could be material.

DILUTION OF COMMON STOCK

    Investors purchasing shares of Common Stock in the Offering will incur immediate dilution of approximately 37.27% in their investment, in that the tangible book value of the Company after the Offering will be approximately $6.90 compared with an assumed initial public offering price of $11.00 per share. Options to purchase a total of 120,000 shares of Common Stock were outstanding under the Company's stock option plans as of the date of this Prospectus, all of which were exercisable at a price of $11.00 per share. If the shares subject to such options under the Company's stock option plans were included in the foregoing calculations, further dilution to new shareholders would be incurred. See "Dilution."

DETERMINATION OF MARKET PRICE AND POSSIBLE VOLATILITY OF STOCK PRICE

    The initial public offering price of the shares of Common Stock will be determined by negotiations between the Company and the Underwriter and will not necessarily bear any relationship to the Company's book value, past operating results, financial condition or other established criteria of value and may not be indicative of the market price of the Common Stock after the Offering. Among the factors considered in such negotiations are prevailing market and general economic conditions, the market capitalizations, trading histories and performance of other traded companies that the Company and the Underwriter believe to be comparable to the Company, the results of operations of the Company in recent periods, the current financial position of the Company and estimates of business potential of the Company. Additionally, consideration was given to the general status of the securities market, the market conditions for new issues of securities and the demand for securities of comparable companies at the time the Offering was made. See "Nature of the Trading Market" and "Underwriting" for information relating to the method of determining the initial public offering price. The stock market has from time to time experienced price and volume volatility. These market fluctuations may be unrelated to the operating performance of particular companies whose shares are traded and may adversely affect the market price of the Common Stock. There can be no assurance that the market price of the Common Stock will not decline below the initial public offering price.

POSSIBLE ANTI-TAKEOVER PROVISIONS

    The Company's Articles of Incorporation and Bylaws contain certain provisions which may delay, discourage or prevent an attempted acquisition or change in control of the Company. These provisions include: (i) a Board of Directors classified into three classes of directors with the directors of each class having staggered, three-year terms, (ii) a provision that any special meeting of shareholders of the Company may be called only by a majority of the Board of Directors, the Chairman of the Board, the

President or the holders of at least 50% of the shares entitled to vote on the matter, (iii) a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at an annual or special meeting of shareholders and (iv) a provision that denies shareholders the right to amend the Bylaws of the Company. The Company's Articles of Incorporation provide for noncumulative voting for directors and authorize the Board of Directors of the Company to issue shares of preferred stock of the Company, $1.00 par value per share, without shareholder approval and upon such terms as the Board of Directors may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in the Company. In addition, certain provisions of Texas law, including a provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control of the Company. Individuals, alone or acting in concert with others, seeking to acquire 10% or more of any class of voting securities of the Company must comply with the Change in Bank Control Act, which requires the prior approval of the Federal Reserve Board for any such acquisition. Entities seeking to acquire 5% or more of any class of voting securities of, or otherwise to control, the Company must obtain the prior approval of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended ("BHCA"). Accordingly, prospective investors need to be aware of and to comply with these requirements, if applicable, in connection with any purchase of shares of the Common Stock offered hereby and such requirements may delay, discourage or prevent an attempted acquisition or change in control of the Company. See "Description of Securities of the Company--Preferred Stock" and "--Texas Law and Certain Provisions of the Articles of Incorporation and Bylaws" and "Supervision and Regulation."

SUPERVISION AND REGULATION

    Bank holding companies and banks operate in a highly regulated environment and are subject to extensive supervision and examination by several federal and state regulatory agencies. The Company is subject to the BHCA, and to regulation and supervision by the Federal Reserve Board. The Bank, as a national banking association, is subject to regulation and supervision by the Office of the Comptroller of the Currency ("OCC") and, as a result of the insurance of its deposits, by the Federal Deposit Insurance Corporation ("FDIC"). These regulations are intended primarily for the protection of depositors and customers, rather than for the benefit of investors. The Company and the Bank are subject to changes in federal and state laws, as well as changes in regulations and governmental policies, income tax laws and accounting principles. The effects of any potential changes cannot be predicted but could adversely affect the business and operations of the Company and the Bank in the future. See "Supervision and Regulation."

    The Federal Reserve Board has adopted a policy that requires a bank holding company such as the Company to serve as a source of financial strength to its banking subsidiaries. The Federal Reserve Board has required bank holding companies to contribute cash to their troubled bank subsidiaries based upon this "source of strength" policy, which could have the effect of decreasing funds available for distributions to shareholders. In addition, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary. See "Supervision and Regulation."

                                  THE COMPANY

GENERAL

    The Company was incorporated as a business corporation under the laws of the State of Texas in 1998 to serve as a holding company for the Bank. Based on total assets at June 30, 1998, the Company is the fourth largest independent banking organization headquartered in Houston. The Company's headquarters are located at 9600 Bellaire Boulevard, Suite 252, Houston, Texas 77036, and its telephone number is (713) 776-3876.

    The Bank was organized in 1987 by Don J. Wang, the Company's current Chairman of the Board and President, and five other Asian-American small business owners, all of whom currently serve as directors of the Company and the Bank. The organizers perceived that the financial needs of various ethnic groups in Houston were not adequately being served and sought to provide modern banking products and services that accommodated the cultures of the businesses operating in these communities. Although it was formed primarily to service the Asian community, in 1989 the Company expanded its service philosophy to Houston's Hispanic community by acquiring from the FDIC the assets and liabilities of a community bank located in a primarily Hispanic section of Houston. This acquisition not only broadened the Company's market but increased its assets from approximately $30.0 million to approximately $100.0 million. Other than this acquisition, the Company has accomplished its growth internally through the establishment of de novo branches in areas with large Asian communities. Since its formation in 1987, the Company has established seven branches in the greater Houston metropolitan area. In 1996, the Company expanded into the Dallas market. The success of this branch, whose deposits increased to $30.5 million in just two years, prompted the Company to establish a second branch in the greater Dallas metropolitan area in 1998. In 1996, the Company established a loan production office in New Orleans, Louisiana primarily to service the Asian-owned businesses operating in the fisheries industry in that area. As a result of these expansion activities and strong internal growth, the Company has developed from an organization with one banking location and assets of $3.0 million at its inception in 1987 to its current 11 full-service banking locations and assets of $527.6 million at June 30, 1998.

    The Company's mission is to enhance shareholder value by maximizing profitability and being the premier multi-ethnic bank in each community that it serves. Over its 11 year history, the Company has demonstrated a consistent record of asset growth and profitability. For each of the last ten years, the Company has recorded a profit, even during the period of adverse economic conditions in Texas in the late 1980s. The Company's net income increased from $1.0 million in fiscal 1990 to $4.2 million in fiscal 1997, and for the six months ended June 30, 1998, the Company recorded net income of $2.8 million. Return on shareholders' equity for the six months ended June 30, 1998 was 17.7%. Balance sheet growth has also been strong, with total assets increasing from $168.9 at December 31, 1990 to $527.6 million at June 30, 1998.

    The Company operates in a niche market by addressing the banking needs of the Asian and Hispanic communities in Houston and Dallas by providing personalized, culturally sensitive service. The Company has strategically opened each of its 11 banking offices in an area with a large Asian or Hispanic community and intends to pursue branch opportunities in multi-ethnic markets with significant small and medium-sized business activity. Management believes that both the Asian and Hispanic communities present excellent opportunities for future growth. The greater Houston metropolitan area is home to an Asian population of approximately 170,000, with people of Vietnamese, Chinese, Korean and Taiwanese ancestry comprising the four largest groups. Houston's Hispanic population is approximately 820,000 and represents approximately one-quarter of the city's population. The Asian and Hispanic communities together comprise almost one-third of the total population of Houston. Similarly, the greater Dallas metropolitan area has a growing Asian community of approximately 80,000 and a significant Hispanic population of approximately 400,000 which constitute, in the aggregate, approximately one-quarter of the total population of Dallas.

    While many of the Company's competitors either fail to recognize the cultural distinctions among various ethnic groups or focus on only one isolated group, management of the Company is acutely aware of and understands the unique cultural nuances of each community that it serves. Multi-ethnic customers require a special level of understanding from their banker, whether it be the specific characteristics of the businesses they operate or the native dialect in which they converse. In order to better serve its customers, the Company recruits bilingual and multilingual employees, publishes Company literature in four languages (English, Spanish, Vietnamese and Chinese) and celebrates cultural holidays such as Chinese New Year and Cinco de Mayo at its branches. In addition, the active involvement of directors and officers in various ethnic civic organizations allows management to better understand and respond to the needs of each community that it serves. Management believes that each ethnic group has its own unique cultural characteristics and tailors its products and services to best serve each group. For example, the Company offers deposit products that appeal to the unique saving philosophies of various ethnic groups. The Company believes that this awareness, personalized service and a broad array of products gives it a distinct competitive advantage in its chosen market areas.

BUSINESS

    In connection with the Company's multi-ethnic approach to community banking, the Company offers products designed to appeal to its customers and further enhance profitability. The Company believes that it has developed a reputation as the premier provider of financial products and services to small and medium-sized businesses and consumers located in the Asian and Hispanic communities that it serves. Each of its lines of business is an outgrowth of the Company's expertise in meeting the particular needs of its customers. The Company's principal lines of business are the following:

        COMMERCIAL AND INDUSTRIAL LOANS. The primary lending focus of the Company is to small and medium-sized businesses in a wide variety of industries. The Company's commercial lending emphasis includes loans to wholesalers, manufacturers and business service companies. A broad range of short and medium-term commercial lending products are made available to businesses for working capital (including inventory and accounts receivable), purchases of equipment and machinery and business expansion (including acquisitions of real estate and improvements). As of June 30, 1998, the Company's commercial and industrial loan portfolio totaled $220.7 million or 59.6% of the gross loan portfolio. At that date, the Company had a concentration of loans to hotels and motels of $55.9 million, of which $55.2 million was included in the commercial and industrial portfolio. Hotel and motel lending was originally targeted by the Company because of management's particular expertise in this industry and a perception that it was an under-served market. More recently, the Company has decreased its emphasis in hotel and motel lending in order to further diversify its portfolio.

        COMMERCIAL MORTGAGE LOANS. The Company makes commercial mortgage loans to finance the purchase of real property, which generally consists of developed real estate. The Company's commercial mortgage loans are secured by first liens on real estate, typically have variable rates and amortize over a 15 to 20 year period, with balloon payments due at the end of five to seven years. As of June 30, 1998, the Company had a commercial mortgage portfolio of $93.7 million.

        CONSTRUCTION LOANS. The Company makes loans to finance the construction of residential and non-residential properties. The substantial majority of the Company's residential mortgage loans are for single-family dwellings which are pre-sold or are under earnest money contract. The Company also originates loans to finance the construction of commercial properties such as multi-family, office, industrial, warehouse and retail centers. As of June 30, 1998, the Company had a real estate construction portfolio of $22.6 million, of which $12.6 million was residential and $10.0 million was commercial.

        RESIDENTIAL MORTGAGE BROKERAGE AND LENDING. The Company uses its existing branch network to offer a complete line of single-family residential mortgage products. The Company solicits and processes residential mortgage loans which are pre-sold to and underwritten by third party mortgage companies. The Company also makes five to seven year balloon residential mortgage loans with a 15 year amortization to its existing customers on a select basis. At June 30, 1998, the Company's residential mortgage portfolio totaled $12.6 million.

        GOVERNMENT GUARANTEED SMALL BUSINESS LENDING. The Company has developed an expertise in several government guaranteed lending programs in order to provide credit enhancement to its commercial and industrial and mortgage portfolios. As a Preferred Lender under the federally guaranteed SBA lending program, the Company's preapproved status allows it to quickly respond to customers' needs. Depending upon prevailing market conditions, the Company may sell the guaranteed portion of these loans into the secondary market with servicing retained. The Company specializes in SBA loans to minority-owned businesses. Over the last six years, the Company has originated over $100.0 million in SBA guaranteed loans. As of June 30, 1998, the Company had $33.3 million in the retained portion of SBA loans, approximately $14.3 million of which was guaranteed by the SBA. For each of the last five years, the Company has been the second largest SBA loan originator in Houston in terms of dollar volume. Another source of government guaranteed lending is Business & Industrial loans ("B&I Loans") which are secured by the U.S. Department of Agriculture and are available to borrowers in areas with a population of less than 50,000. The Company also offers guaranteed loans through the Overseas Chinese Community Guaranty Fund ("OCCGF") which is sponsored by the government of Taiwan.

        FACTORING. In 1994, the Company established an accounts receivable factoring subsidiary, Advantage, to provide financing to small and medium-sized businesses that have accounts receivable from predominantly Fortune 1000 companies. Advantage's volume of purchases has grown steadily since 1995, its first full year of operations, from $14.5 million in short-term (usually 30 day) accounts receivable to $51.3 million during 1997, an increase of 253.8%. Purchased receivables through the first six months of 1998 totaled $38.0 million. At June 30, 1998, factored receivables outstanding totaled $10.8 million, compared with $2.1 million at December 31, 1995. In addition to enhancing profitability, many of the customers obtained through these efforts have established more traditional banking relationships with the Company.

        TRADE FINANCE. Since its inception in 1987, the Company has originated trade finance loans and letters of credit to facilitate export and import transactions for small and medium-sized businesses. In this capacity, the Company has worked with the Export-Import Bank of the United States (the "Ex-Im Bank"), an agency of the U.S. government which provides guarantees for trade finance loans. In 1998, the Company was named Small Business Bank of the Year by the Ex-Im Bank, and it was the largest Ex-Im Bank producer in the State of Texas. At June 30, 1998, the Company's aggregate trade finance portfolio commitments totaled approximately $8.0 million.

    The Company offers a wide variety of loan and deposit products and services to retail customers through its branch network in Houston and Dallas. Loans to retail customers include residential mortgage loans, residential construction loans, automobile loans, lines of credit and other personal loans. Retail deposit products and services include checking and savings accounts, money market accounts, time deposits, ATM cards, debit cards and on-line banking.

    The Company's overall business strategy is to (i) continue to service its small and medium-sized owner-operated businesses and retail customers especially in the Asian and Hispanic communities by providing individualized, responsive, quality service, and (ii) expand its geographic reach by looking for additional opportunities either through selective acquisitions of existing financial institutions or by establishing de novo branches in multi-ethnic markets with significant small and medium-sized business activity.

FACILITIES

    The Company conducts business at 11 full-service banking locations and one loan production office. The following table sets forth specific information on each such location. The Company's headquarters are located at 9600 Bellaire Boulevard, Suite 252, Houston, Texas.

                                                        DEPOSITS
                     LOCATION                       AT JUNE 30, 1998   DATE OPENED
--------------------------------------------------  ----------------   -----------
                                                     (IN THOUSANDS)
Houston Area:
  Bellaire Blvd. .................................      $195,696          1987
  East............................................        84,022          1989
  Galleria........................................        81,041          1991
  Chinatown.......................................        23,807          1993
  Sugar Land......................................        28,553          1995
  Harwin..........................................        16,323          1996
  Clear Lake......................................        13,322          1996
  Veterans Memorial...............................         7,959          1997
  Milam...........................................         5,632          1998
Dallas Area:
  Richardson......................................        30,462          1996
  Harry Hines (1).................................           210          1998
  Garland (2).....................................           N/A          1999
New Orleans (3)...................................           N/A          1996

---------

(1) Opened in June of 1998.

(2) Scheduled for opening in the first quarter of 1999.

(3) Indicates loan production office.

COMPETITION

    The banking business is highly competitive, and the profitability of the Company depends principally on the Company's ability to compete in the market areas in which its banking operations are located. The Company competes with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and certain other non-financial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than the Company. The Company has been able to compete effectively with other financial institutions by emphasizing customer service, technology and local office decision-making; by establishing long-term customer relationships and building customer loyalty; and by providing products and services designed to address the specific needs of its customers. See "Risk Factors--Competition."

EMPLOYEES

    As of June 30, 1998, the Company had 255 full-time equivalent employees, 35 of whom were officers of the Bank classified as vice president or above. The Company considers its relations with employees to be excellent.

LEGAL PROCEEDINGS

    The Company and the Bank from time to time are parties to or otherwise involved in legal proceedings arising in the normal course of business. Management does not believe that there is any pending or threatened proceeding against the Company or the Bank which, if determined adversely, would have a material effect on the business, results of operations or financial position of the Company or the Bank.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the Offering (based upon the initial public offering price of $11.00 per share, the midpoint of the estimated offering range), after deducting the underwriting discount and estimated expenses, are estimated to be approximately $16.0 million, or $18.5 million if the Underwriter's over-allotment option is fully exercised.

    The Company intends to use approximately $4.0 million of the net proceeds to increase the capital of the Bank and the remainder for general corporate purposes, including the support of anticipated balance sheet growth in the Company's current market and for possible market expansions and acquisitions.

    Pending the application of the net proceeds, the Company intends to invest such proceeds in short-term, interest-bearing securities, certificates of deposit or guaranteed obligations of the United States of America.

                                DIVIDEND POLICY

    The only cash dividend ever paid by the Company was a $0.125 per share dividend in 1994. The Company anticipates paying quarterly dividends aggregating $0.24 per share per annum beginning in the fourth quarter of 1998. There is no assurance, however, that the Company will pay dividends in the future.

    For a foreseeable period of time, the principal source of cash revenues to the Company will be dividends paid by the Bank with respect to the Bank's capital stock. There are certain restrictions on the payment of such dividends imposed by federal banking laws, regulations and authorities. Until capital surplus equals or exceeds capital, a national bank must transfer to surplus 10% of its net income for the preceding four quarters in the case of an annual dividend or 10% of its net income for the preceding two quarters in the case of a quarterly or semiannual dividend. The Bank's capital surplus exceeds its capital stock. Without prior approval, a national bank may not declare a dividend if the total amount of all dividends, declared by the bank in any calendar year exceeds the total of the bank's retained net income for the current year and retained net income for the preceding two years. As of June 30, 1998, an aggregate of approximately $7.5 million was available for payment of dividends by the Bank to the Company under applicable restrictions, without regulatory approval. Regulatory authorities could impose administratively stricter limitations on the ability of the Bank to pay dividends to the Company if such limits were deemed appropriate to preserve certain capital adequacy requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources" and "Supervision and Regulation--The Bank."

    In the future, the declaration and payment of dividends on the Common Stock will depend upon the earnings and financial condition of the Company, liquidity and capital requirements, the general economic and regulatory climate, the Company's ability to service any equity or debt obligations senior to the Common Stock and other factors deemed relevant by the Company's Board of Directors. See "Supervision and Regulation" and "Description of Securities of the Company."

                                    DILUTION

    As of June 30, 1998, the tangible book value of the Common Stock was $6.02 per share. "Tangible book value per share" represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 1,600,000 shares of Common Stock offered hereby (after deducting the underwriting discount and other estimated offering expenses to be paid by the Company), the pro forma tangible book value of the Company as of June 30, 1998 would have been $6.90 per share. This represents an immediate increase in net tangible book value of $0.88 per share to current shareholders and an immediate dilution of $4.10 per share to new investors. The following table illustrates this per share dilution:

Assumed price to public (the midpoint of the estimated offering
  range)............................................................  $   11.00
                                                                      ---------
  Tangible book value per share before Offering.....................       6.02
  Increase per share attributable to new investors..................       0.88
                                                                      ---------
Pro forma tangible book value per share after Offering..............       6.90
                                                                      ---------
Dilution to new investors...........................................  $    4.10
                                                                      ---------
                                                                      ---------

    The foregoing computations do not take into account the possible exercise of outstanding stock options granted under the Company's stock option plans or the possible issuance of up to an additional 240,000 shares of Common Stock to new investors pursuant to the exercise of an option granted by the Company to the Underwriter solely to cover over-allotments, if any, in connection with the Offering. See "Underwriting." Options to purchase a total of 120,000 shares of Common Stock were outstanding under the Company's stock option plans as of the date of this Prospectus, all of which were exercisable at a price of $11.00 per share. If the shares subject to such outstanding options under the Company's stock option plans were included in the foregoing calculations, further dilution to new shareholders would be incurred.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company as of June 30, 1998, and as adjusted to give effect to the sale by the Company of 1,600,000 shares of Common Stock offered hereby, at a per share price of $11.00 (the midpoint of the estimated offering range), less the underwriting discount and other estimated offering expenses to be paid by the Company. See "Use of Proceeds."

                                                                                             AS OF JUNE 30, 1998
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                                (IN THOUSANDS)
Shareholders' Equity:
  Preferred Stock, $1 par value; 2,000,000 shares authorized, none of which are issued and
    outstanding;..........................................................................  $      --   $      --
  Common Stock, $1 par value; 20,000,000 shares authorized; 5,654,560 shares issued and
    outstanding, 7,254,560 shares issued and outstanding, as adjusted(1)..................      5,655       7,255
  Additional paid-in-capital..............................................................     12,848      27,266
  Retained earnings.......................................................................     14,816      14,816
  Accumulated other comprehensive income..................................................        720         720
                                                                                            ---------  -----------
    Total shareholders' equity............................................................  $  34,039   $  50,057
                                                                                            ---------  -----------
                                                                                            ---------  -----------

---------

(1) Does not include 120,000 shares of Common Stock reserved for issuance upon exercise of options granted under the Company's stock option plans.

                          NATURE OF THE TRADING MARKET

    Prior to the Offering, there has been no public market for the shares of Common Stock and there can be no assurance that an active public market will develop or be sustained after the Offering or that if such a market develops, investors in the Common Stock will be able to resell their shares at or above the initial public offering price. The Underwriter has advised the Company that it intends to make a market in the Common Stock as long as the volume of trading activity in the Common Stock and certain other market making conditions justify doing so. Nonetheless, there can be no assurance that an active public market will develop or be sustained after the Offering or that if such a market develops, investors in the Common Stock will be able to resell their shares at or above the initial public offering price. Making a market involves maintaining bid and asked quotations for the Common Stock and being available as principal to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of the Common Stock at any given time, which presence is dependent upon the individual decisions of investors over which neither the Company nor any market maker has any control. See "Risk Factors--No Prior Trading Market."

    The initial public offering price of the shares of Common Stock will be determined by negotiations between the Company and the Underwriter and will not necessarily bear any relationship to the Company's book value, past operating results, financial condition or other established criteria of value and may not be indicative of the market price of the Common Stock after the Offering. Among the factors considered in such negotiations will be prevailing market and general economic conditions, the market capitalizations, trading histories and performance of other traded companies that the Company and the Underwriter believe to be comparable to the Company, the results of operations of the Company in recent periods, the current financial position of the Company and estimates of the business potential of the Company. Additionally, consideration will be given to the general status of the securities market, the market conditions for new issues of securities and the demand for securities of comparable companies at the time the Offering is made. See "Underwriting" for information relating to the method of determining the initial public offering price. An application has been made to have the shares of Common Stock approved for quotation on the Nasdaq/National Market under the symbol MCBI.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following Selected Consolidated Financial Data of the Company should be read in conjunction with the Consolidated Financial Statements of the Company, the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this Prospectus. The selected historical consolidated financial data as of and for each of the five years in the period ended December 31, 1997 are derived from the Company's Consolidated Financial Statements which have been audited by PricewaterhouseCoopers LLP, independent accountants. Certain prior year amounts have been reclassified to conform with the 1998 presentation. The selected historical consolidated financial data as of and for the six months ended June 30, 1998 and June 30, 1997 have not been audited but, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results for the interim periods. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 1998, or for any future periods.

                                     AS OF AND FOR THE
                                      SIX MONTHS ENDED                      AS OF AND FOR THE
                                          JUNE 30,                      YEARS ENDED DECEMBER 31,
                                    --------------------  -----------------------------------------------------
                                      1998       1997       1997       1996       1995       1994       1993
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income...................  $  23,319  $  19,411  $  41,155  $  31,523  $  23,065  $  15,643  $  13,343
Interest expense..................     10,009      8,548     18,138     13,927      9,640      5,155      4,130
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net interest income.............     13,310     10,863     23,017     17,596     13,425     10,488      9,213
Provision for loan losses.........      1,889        964      3,350      2,118        792        422        557
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net interest income after
    provision for loan losses.....     11,421      9,899     19,667     15,478     12,633     10,066      8,656
Noninterest income................      2,507      1,966      4,391      3,446      2,903      3,312      3,681
Noninterest expense...............      9,887      8,780     18,096     16,102     11,845      9,978      9,520
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income before taxes.........      4,041      3,085      5,962      2,822      3,691      3,400      2,817
Provision for income taxes........      1,228        901      1,794        809      1,091        895        798
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income........................  $   2,813  $   2,184  $   4,168  $   2,013  $   2,600  $   2,505  $   2,019
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
PER SHARE DATA:
Net income:
  Basic...........................  $    0.50  $    0.39  $    0.75  $    0.38  $    0.52  $    0.54  $    0.45
  Diluted.........................       0.50       0.39       0.74       0.37       0.51       0.53       0.44
Book value........................       6.02       5.12       5.49       4.73       4.38       3.99       3.77
Tangible book value...............       6.02       5.12       5.49       4.73       4.38       3.99       3.77
Cash dividends....................         --         --         --         --         --      0.125         --
Weighted average shares
  outstanding (in thousands):
  Basic...........................      5,655      5,585      5,581      5,364      5,015      4,658      4,534
  Diluted.........................      5,655      5,655      5,616      5,444      5,104      4,764      4,641

BALANCE SHEET DATA:
Total assets......................  $ 527,624  $ 468,758  $ 505,051  $ 426,987  $ 322,799  $ 231,205  $ 191,491
Securities........................    107,589    117,697    112,624    103,680    110,761     92,399     58,683
Total loans.......................    366,361    303,430    348,910    280,597    177,206    125,769    116,311
Allowance for loan losses.........      5,395      2,624      3,569      2,141      1,612      1,264      1,345
Total deposits....................    487,027    414,456    445,859    381,289    285,153    197,135    162,768
Total shareholders' equity........     34,039     28,932     30,506     25,398     23,519     18,595     17,577

                                     AS OF AND FOR THE
                                      SIX MONTHS ENDED                      AS OF AND FOR THE
                                          JUNE 30,                      YEARS ENDED DECEMBER 31,
                                    --------------------  -----------------------------------------------------
                                      1998       1997       1997       1996       1995       1994       1993
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
AVERAGE BALANCE SHEET DATA:
Total assets......................  $ 520,989  $ 447,246  $ 469,097  $ 373,697  $ 271,087  $ 207,427  $ 185,583
Securities........................    112,073    108,576    113,250    115,224     99,398     70,919     54,659
Loans.............................    353,464    295,440    310,781    223,514    146,210    118,762    108,929
Allowance for loan losses.........      4,336      2,448      2,722      1,869      1,442      1,355      1,356
Deposits..........................    471,512    398,921    416,895    333,355    233,749    180,246    163,136
Shareholders' equity..............     32,051     27,122     28,369     24,090     21,561     16,993     16,157

PERFORMANCE RATIOS(1):
Return on average assets..........       1.09%      0.98%      0.89%      0.54%      0.96%      1.21%      1.09%
Return on average equity..........      17.70      16.24      14.69       8.36      12.06      14.74      12.49
Net interest margin...............       5.46       5.21       5.22       5.02       5.27       5.42       5.44
Efficiency ratio(2)...............      62.51      68.86      66.48      76.73      72.82      72.22      75.04

ASSET QUALITY RATIOS(3):
Nonperforming assets to total
  loans and other real estate.....       1.39%      1.53%      0.94%      0.82%      1.01%      1.22%      2.29%
Nonperforming assets to total
  assets..........................       0.96       1.00       0.65       0.54       0.56       0.67       1.41
Net loan charge-offs to average
  loans...........................       0.02       0.16       0.62       0.71       0.30       0.42       0.54
Allowance for loan losses to total
  loans...........................       1.47       0.86       1.02       0.76       0.91       1.01       1.16
Allowance for loan losses to
  nonperforming loans(4)..........     108.99     100.69     134.02     135.42     127.53     131.26     111.99

CAPITAL RATIOS(3):
Leverage ratio....................       6.34%      6.17%      5.92%      6.04%      7.30%      8.63%      8.96%
Average shareholders' equity to
  average total assets............       6.15       6.06       6.05       6.45       7.95       8.19       8.71
Tier 1 risk-based capital ratio...       8.71       9.00       8.45       8.69      10.65      12.82      13.16
Total risk-based capital ratio....      10.12       9.83       9.46       9.44      11.39      13.66      14.18

----------

(1) All interim periods have been annualized.

(2) Calculated by dividing total noninterest expense by net interest income plus noninterest income, excluding net securities gains and losses.

(3) At period end, except net loan charge-offs to average loans and average shareholders' equity to average total assets.

(4) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company analyzes the major elements of the Company's balance sheets and statements of operations. This section should be read in conjunction with the Company's Consolidated Financial Statements and accompanying notes and other detailed information appearing elsewhere in this Prospectus.

                FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997

OVERVIEW

    Net income for the six months ended June 30, 1998 was $2.8 million, an increase of $629,000 or 28.8% over net income for the six months ended June 30, 1997. Net income per diluted common share was $0.50 for the six months ended June 30, 1998 compared with $0.39 for the six months ended June 30, 1997, an increase of 28.2%. The increase in net income reflected higher net interest income, which was driven by growth in interest-earning assets, primarily from strong internal loan growth. Return on average assets and return on average equity were 1.09% and 17.70%, respectively, for the six months ended June 30, 1998 compared with 0.98% and 16.24%, respectively, for the same time period in 1997.

    Total assets were $527.6 million at June 30, 1998, an increase of $22.5 million or 4.5% over total assets at December 31, 1997. In 1998, the Company opened two new branches which accounted for $6.1 million or 27.0% of the $22.5 million or 4.5% growth in total assets for the six month period. When compared with total deposits at December 31, 1997 of $445.9 million, total deposits of $487.0 million at June 30, 1998 reflect deposit growth of $41.1 million or 9.2%. During this six month period, noninterest-bearing deposits grew $8.9 million or 11.9% while interest-bearing deposits grew $32.2 million or 8.7%. Total shareholders' equity was $34.0 million at June 30, 1998, representing an increase of $3.5 million or 11.5% over total shareholders' equity of $30.5 million at December 31, 1997.

RESULTS OF OPERATIONS

    NET INTEREST INCOME

    Net interest income represents the amount by which interest income earned on interest-earning assets, including securities and loans, exceeds interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of the Company's earnings. Interest rate fluctuations, as well as changes in the volume and type of earning assets and liabilities, combine to affect net interest income.

    Net interest income for the six months ended June 30, 1998 was $13.3 million compared with $10.9 million for the six months ended June 30, 1997, an increase of $2.4 million or 22.0%. Net interest income increased as a result of higher interest-earning assets derived primarily from loan growth. Average interest-earning assets increased to $491.4 million for the six months ended June 30, 1998 from $420.1 million for the six months ended June 30, 1997, an increase of $71.3 million or 17.0%. Average loans increased to $353.5 million for the six months ended June 30, 1998 from $295.4 million for the six months ended June 30, 1997, an increase of $58.1 million or 19.7%. Substantially all of this increase resulted from growth in commercial and industrial loans. The increase in interest income was partially offset by higher expense on interest-bearing deposits. Average interest-bearing deposits increased to $394.9 million for the six months ended June 30, 1998 from $339.5 million for the six months ended June 30, 1997, an increase of $55.4 million or 16.3%.

    Interest expense increased $1.5 million to $10.0 million at June 30, 1998 compared with $8.5 million at June 30, 1997. The increase was primarily the result of growth in average time deposits by $37.5 million to $278.7 million at June 30, 1998. The Company views time deposits, which are the primary tools used to fund the Company's loan growth, as a stable means of supporting such growth. Unlike other financial institutions, where large time deposits are often considered volatile, the Company believes that based on its historical experience its large time deposits have core-type characteristics. The Company anticipates that this source of funding will continue to sustain a large part of the Company's asset growth in the future.

    The Company posted net interest margins of 5.46% and 5.21% and net interest spreads of 4.60% and 4.46% for the periods ended June 30, 1998 and June 30, 1997, respectively. The increase in the net interest margin from the first six months of 1997 to the first six months of 1998 reflects a 25 basis point increase in the yield on average interest-earning assets, which was partially offset by an 11 basis point increase in the cost of interest-bearing liabilities. The yield on average interest-earning assets increased to 9.57% for the six months ended June 30, 1998 from 9.32% for the six months ended June 30, 1997. The increase in the yield on average interest-earning assets was due primarily to growth in commercial and industrial loans. The cost of interest-bearing liabilities increased to 4.97% for the six months ended June 30, 1998 from 4.86% for the six months ended June 30, 1997. This increase was due primarily to the higher cost of time deposits. Average time deposit rates paid increased from 5.46% for the first six months of 1997 to 5.57% for the same period of 1998. For the same periods, average volume increased from $241.1 million to $278.7 million, an increase of 15.6%.

    The following table presents the total dollar amount of average balances, interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and annualized rates. No tax-equivalent adjustments were made and all average balances are average daily balances. Nonaccruing loans have been included in the tables as loans carrying a zero yield.

                                                                      SIX MONTHS ENDED JUNE 30,
                                               ------------------------------------------------------------------------
                                                              1998                                 1997
                                               -----------------------------------  -----------------------------------
                                                 AVERAGE    INTEREST                  AVERAGE    INTEREST
                                               OUTSTANDING   EARNED/     AVERAGE    OUTSTANDING   EARNED/     AVERAGE
                                                 BALANCE      PAID     YIELD/ RATE    BALANCE      PAID     YIELD/ RATE
                                               -----------  ---------  -----------  -----------  ---------  -----------
                                                                        (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
  Loans......................................   $ 353,464   $  19,014       10.85%   $ 295,440   $  15,541       10.61%
  Taxable securities.........................      94,522       3,053        6.51       91,147       2,920        6.46
  Tax-exempt securities......................      17,551         478        5.49       17,429         483        5.59
  Federal funds sold and other temporary
    investments..............................      25,892         774        6.03       16.079         467        5.86
                                               -----------  ---------               -----------  ---------
    Total interest-earning assets............     491,429      23,319        9.57%     420,095      19,411        9.32%
                                                            ---------                            ---------
Less allowance for loan losses...............      (4,336)                              (2,448)
                                               -----------                          -----------
Total interest-earning assets, net of
  allowance for loan losses..................     487,093                              417,647
Nonearning assets............................      33,896                               29,599
                                               -----------                          -----------
      Total assets...........................   $ 520,989                            $ 447,246
                                               -----------                          -----------
                                               -----------                          -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Interest-bearing demand deposits...........   $  29,083   $     375        2.60%   $  25,768   $     333        2.61%
  Savings and money market accounts..........      87,086       1,602        3.71       72,633       1,263        3.51
  Time deposits..............................     278,685       7,704        5.57      241,145       6,534        5.46
  Federal funds purchased and securities sold
    under repurchase agreements..............         552          16        5.85        1,492          40        5.41
  Other borrowings...........................      11,002         312        5.72       13,315         378        5.72
                                               -----------  ---------               -----------  ---------
      Total interest-bearing liabilities.....     406,408      10,009        4.97%     354,353       8,548        4.86%
                                                            ---------                            ---------
Noninterest-bearing liabilities:
  Noninterest-bearing demand deposits........      76,658                               59,375
  Other liabilities..........................       5,872                                6,396
                                               -----------                          -----------
      Total liabilities......................     488,938                              420,124
Shareholders' equity.........................      32,051                               27,122
                                               -----------                          -----------
      Total liabilities and shareholders'
        equity...............................   $ 520,989                            $ 447,246
                                               -----------                          -----------
                                               -----------                          -----------
Net interest income..........................               $  13,310                            $  10,863
                                                            ---------                            ---------
                                                            ---------                            ---------
Net interest spread..........................                                4.60%                                4.46%
                                                                            -----                                -----
                                                                            -----                                -----
Net interest margin..........................                                5.46%                                5.21%
                                                                            -----                                -----
                                                                            -----                                -----

    The following schedule presents the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase (decrease) related to higher outstanding balances and changes in interest rates. For purposes of this table, changes attributable to both rate and volume have been allocated to rate.

                                                                        SIX MONTHS ENDED JUNE 30,
                                                                     -------------------------------
                                                                              1998 VS. 1997
                                                                     -------------------------------
                                                                     INCREASE (DECREASE)
                                                                            DUE TO
                                                                     --------------------
                                                                      VOLUME      RATE       TOTAL
                                                                     ---------  ---------  ---------
                                                                             (IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Loans............................................................  $   3,053  $     420  $   3,473
  Securities.......................................................        110         18        128
  Federal funds sold and other temporary investments...............        285         22        307
                                                                     ---------  ---------  ---------
    Total increase in interest income..............................      3,448        460      3,908
INTEREST-BEARING LIABILITIES:
  Interest-bearing demand deposits.................................         43         (1)        42
  Savings and money market accounts................................        252         87        339
  Time deposits....................................................      1,016        154      1,170
  Federal funds purchased..........................................        (25)         1        (24)
  Other borrowings.................................................        (66)        --        (66)
                                                                     ---------  ---------  ---------
    Total increase in interest expense.............................      1,220        241      1,461
                                                                     ---------  ---------  ---------
Increase in net interest income....................................  $   2,228  $     219  $   2,447
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

    PROVISION FOR LOAN LOSSES

    In determining the adequacy of the allowance for loan losses, the Company considers the risk classification or delinquency status of loans and other factors, such as collateral value, portfolio composition, trends in economic conditions and the financial strength of borrowers. Management establishes specific allowances for loans which management believes require reserves greater than those allocated according to their classification or delinquent status. The provision for loan losses increased to $1.9 million for the six months ended June 30, 1998 from $964,000 for the same time period in 1997, an increase of $925,000 or 96.0%. The increased provision resulted from significant growth in the loan portfolio. See "--Financial Condition--Allowance for Loan Losses."

    NONINTEREST INCOME

    Noninterest income is an important source of revenue for financial institutions. The Company's primary source of noninterest income is service charges on deposit accounts and other banking service-related fees. Noninterest income for the six months ended June 30, 1998 was $2.5 million, an increase of $541,000 or 27.5% from $2.0 million for the same period in 1997. It is the Company's goal to continue to increase its level of noninterest income relative to total income by continually considering additional sources of revenue. The following table presents the major categories of noninterest income:

                                                                               SIX MONTHS ENDED
                                                                                   JUNE 30,
                                                                             --------------------
                                                                               1998       1997
                                                                             ---------  ---------
                                                                                (IN THOUSANDS)
Service charges on deposit accounts........................................  $   1,469  $   1,059
Other loan-related fees....................................................        756        593
Letters of credit commissions and fees.....................................        182        167
Gain on sale of investment securities, net.................................         --         78
Other noninterest income...................................................        100         69
                                                                             ---------  ---------
  Total noninterest income.................................................  $   2,507  $   1,966
                                                                             ---------  ---------
                                                                             ---------  ---------

    The increase in service charges on deposit accounts and total noninterest income for the first six months of 1998 compared with the first six months of 1997 resulted primarily from increased insufficient funds charges as well as growth in deposit transaction accounts. The increase in these charges is the result of higher volume combined with an improvement in monitoring the accounts subject to service charges.

    NONINTEREST EXPENSE

    In the six month period ended June 30, 1998, noninterest expense increased $1.1 million or 12.5% to $9.9 million from $8.8 million for the period ended June 30, 1997. The Company's efficiency ratio, calculated by dividing total noninterest expense by the sum of net interest income plus noninterest income excluding securities gains and losses, was 62.51% for the six months ended June 30, 1998 and 68.86% for the six months ended June 30, 1997. The improvement reflected an increase in net interest income that was partially offset by additional expenses resulting from the establishment of two new branches in the second half of 1997. Management believes that the Company's efficiency ratio will continue to improve as the newly established branches grow and achieve economies of scale. The following table presents the major categories of noninterest expense:

                                                                               SIX MONTHS ENDED
                                                                                   JUNE 30,
                                                                             --------------------
                                                                               1998       1997
                                                                             ---------  ---------
                                                                                (IN THOUSANDS)
Employee compensation and benefits.........................................  $   4,746  $   4,313
Non-staff expenses:
    Occupancy..............................................................      2,279      1,846
    Other real estate, net.................................................        166        178
    Data processing........................................................        290        206
    Professional fees......................................................        211        225
    Advertising............................................................        175        176
    Consultants/contract labor.............................................        246        227
    Director compensation..................................................        171        180
    Printing and supplies..................................................        209        168
    Telecommunications.....................................................        198        171
    Other noninterest expense..............................................      1,196      1,090
                                                                             ---------  ---------
      Total non-staff expenses.............................................      5,141      4,467
                                                                             ---------  ---------
      Total noninterest expense............................................  $   9,887  $   8,780
                                                                             ---------  ---------
                                                                             ---------  ---------

    Employee compensation and benefits expense for the six months ended June 30, 1998 was $4.7 million, an increase of $433,000 or 10.0% from $4.3 million in the same period of 1997. The increase was principally due to additional staff associated with the new branches. Total full-time equivalent employees at June 30, 1998 increased to 255 from 226 at June 30, 1997.

    Non-staff expenses increased to $5.1 million for the six month period ended June 30, 1998 from $4.5 million for the same period in 1997, an increase of $674,000 or 15.0%. This increase was largely due to increased occupancy expenses relating to the opening of new branches.

    INCOME TAXES

    Income tax expense includes the regular federal income tax at the statutory rate plus the income tax component of the Texas franchise tax. The amount of federal income tax expense is influenced by the amount of taxable income, the amount of tax-exempt income, the amount of non-deductible interest expense and the amount of other non-deductible expenses. Taxable income for the income tax component of the Texas franchise tax is the federal pre-tax income, plus certain officers' salaries, less interest income on federal securities. The income tax component of the Texas franchise tax was $96,000 in the first six months of 1998 and $66,000 in the first six months of 1997. During the six months ended June 30, 1998, income tax expense was $1.2 million compared with $901,000 for the six months ended June 30, 1997. The effective tax rates for the six months ended June 30, 1998 and June 30, 1997 were 30.4% and 29.2%, respectively.

    IMPACT OF INFLATION

    The effects of inflation on the local economy and on the Company's operating results have been relatively modest for the past several years. Since substantially all of the Company's assets and liabilities are monetary in nature, such as cash, securities, loans and deposits, their values are less sensitive to the effects of inflation than to changing interest rates, which do not necessarily change in accordance with inflation rates. The Company tries to control the impact of interest rate fluctuations by managing the relationship between its interest rate sensitive assets and liabilities. See "--Financial Condition--Interest Rate Sensitivity and Liquidity" below.

    NEW ACCOUNTING PRONOUNCEMENTS

    In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, REPORTING COMPREHENSIVE INCOME which establishes standards for reporting and displaying comprehensive income and its components in an entity's financial statements. This statement requires that an enterprise (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income as a separate component in the equity section of a statement of financial position. This statement is effective for reporting periods beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The adoption of Statement No. 130 had no impact on the Company's earnings, liquidity or capital resources.

    In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. Statement No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and for related disclosures about products and services, geographic areas and major customers. This statement is effective for reporting periods beginning after December 15, 1997. The Company is currently reviewing the application of Statement No. 131 and has not determined all segments it may report in the future.

    In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1 ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE ("SOP 98-1"), which will become effective for financial statements for the calendar year 1999, with early adoption encouraged. SOP 98-1 requires the capitalization of eligible costs of specified activities related to computer software developed or obtained for internal use. The Company is assessing how the capitalization of these costs, which are currently expensed by the Company, will affect its earnings, liquidity, or capital resources. Management does not believe the impact of adoption will be material.

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. Statement No. 133 establishes a new model for accounting for derivatives and hedging activities. It requires the recognition of all derivatives in the statement of financial position as either assets or liabilities and measured at fair value. In addition, a special hedge accounting should only be provided for transactions that meet certain specified criteria. This statement is effective for reporting periods beginning after June 15, 1999. The adoption of Statement No. 133 is not expected to have a material impact on the financial statements.

FINANCIAL CONDITION

    LOAN PORTFOLIO

    Total loans aggregated $366.4 million at June 30, 1998, an increase of $63.0 million or 20.8% from $303.4 million at June 30, 1997. This increase is primarily attributable to increases in commercial and industrial loans. The following table summarizes the loan portfolio of the Company by type of loan:

                                                                                       AS OF JUNE 30,
                                                                        --------------------------------------------
                                                                                1998                   1997
                                                                        ---------------------  ---------------------
                                                                          AMOUNT     PERCENT     AMOUNT     PERCENT
                                                                        ----------  ---------  ----------  ---------
                                                                                   (DOLLARS IN THOUSANDS)
Commercial and industrial.............................................  $  220,725      59.58% $  154,341      50.29%
Real estate mortgage
  Residential.........................................................      12,599       3.40      11,062       3.61
  Commercial..........................................................      93,723      25.30     101,883      33.19
                                                                        ----------  ---------  ----------  ---------
                                                                           106,322      28.70     112,945      36.80
                                                                        ----------  ---------  ----------  ---------
Real estate construction
  Residential.........................................................      12,606       3.41       6,224       2.03
  Commercial..........................................................      10,011       2.70      16,459       5.36
                                                                        ----------  ---------  ----------  ---------
                                                                            22,617       6.11      22,683       7.39
                                                                        ----------  ---------  ----------  ---------
Consumer and other....................................................      10,001       2.70      11,356       3.70
Factored receivables..................................................      10,780       2.91       5,599       1.82
                                                                        ----------  ---------  ----------  ---------
Gross loans...........................................................     370,445     100.00%    306,924     100.00%
                                                                                    ---------              ---------
                                                                                    ---------              ---------
Less: unearned discounts, interest and deferred fees..................      (4,084)                (3,494)
                                                                        ----------             ----------
  Total loans.........................................................  $  366,361             $  303,430
                                                                        ----------             ----------
                                                                        ----------             ----------

    Each of the following principal lines of business is an outgrowth of the Company's expertise in meeting the particular needs of the small and medium-sized businesses and consumers in Asian and Hispanic communities:

    COMMERCIAL AND INDUSTRIAL LOANS. The primary lending focus of the Company is to small and medium-sized businesses in a wide variety of industries. The Company's commercial lending emphasis includes loans to wholesalers, manufacturers and business service companies. A broad range of short and medium-term commercial lending products are made available to businesses for working capital (including inventory and accounts receivable), purchases of equipment and machinery and business expansion (including acquisitions of real estate and improvements). Generally, the Company's commercial loans are underwritten on the basis of the borrower's ability to service such debt as reflected by cash flow projections. Commercial loans are generally secured by business assets, which may include accounts receivable and inventory, certificates of deposit, securities, real estate, guarantees or other collateral. The Company also generally obtains personal guarantees from the principals of the business. Working capital loans are primarily collateralized by short-term assets, whereas term loans are primarily collateralized by long-term assets. Indigenous to individuals in the Asian business community is the desire to own the building and land which houses their businesses. Accordingly, while a loan may be principally driven and classified by the type of business in place, real estate is frequently the primary source of collateral. As of June 30, 1998, approximately $135.0 million or 61.2% of the commercial and industrial loan portfolio was secured by real estate. The Company continually monitors real estate value trends and takes into consideration changes in market trends in its underwriting standards. Commercial loans are generally for amounts between $10,000 and $250,000, and as of June 30, 1998, the average commercial loan amount was $153,000. As of June 30, 1998, the Company's commercial and industrial loan portfolio totaled $220.7 million or 59.6% of the gross loan portfolio. At that date, the Company had a concentration of loans to hotels and motels of $55.9 million, of which $55.2 million was included in the commercial and industrial loan portfolio. Hotel and motel lending was originally targeted by the Company because of management's particular expertise in this industry and a perception that it was an under-served market. More recently, the Company has decreased its emphasis in hotel and motel lending in order to further diversify its portfolio.

    COMMERCIAL MORTGAGE LOANS. In addition to commercial loans, the Company makes commercial mortgage loans to finance the purchase of real property, which generally consists of developed real estate. The Company's commercial mortgage loans are secured by first liens on real estate, typically have variable rates and amortize over a 15 to 20 year period with balloon payments due at the end of five to seven years. In underwriting commercial mortgage loans, consideration is given to the property's historical cash flow, current and projected occupancy, location and physical condition. The underwriting analysis also includes credit checks, appraisals, environmental impact reports and a review of the financial condition of the borrower. As of June 30, 1998, the Company had a commercial mortgage portfolio of $93.7 million.

    CONSTRUCTION LOANS. The Company makes loans to finance the construction of residential and non-residential properties. The substantial majority of the Company's residential mortgage loans are for single-family dwellings which are pre-sold or are under earnest money contract. The Company also originates loans to finance the construction of commercial properties such as multi-family, office, industrial, warehouse and retail centers. As of June 30, 1998, the Company had a real estate construction portfolio of $22.6 million, of which $12.6 million was residential and $10.0 million was commercial.

    RESIDENTIAL MORTGAGE BROKERAGE AND LENDING. The Company uses its existing branch network to offer a complete line of single-family residential mortgage products through third party mortgage companies. The Company specializes in mortgages that conform with government sponsored programs, such as those offered by the Federal National Mortgage Association ("FNMA") and the Houston Housing Partnership. The residential mortgage products generally amortize over five to 15 years and usually have a maximum term of five years. The Company solicits and processes these residential mortgage loans, which are then pre-sold to and underwritten by third party mortgage companies. The volume of residential mortgage loans processed by the Company and presold to third party mortgage companies has increased from $12.0 million in 1997 to $16.5 million during the first half of 1998. The Company also makes five to seven year balloon residential mortgage loans with a 15 year amortization to its existing customers on a select basis. At June 30, 1998, the Company's residential mortgage portfolio totaled $12.6 million.

    GOVERNMENT GUARANTEED SMALL BUSINESS LENDING. The Company has developed an expertise in several government guaranteed lending programs in order to provide credit enhancement to its commercial and industrial and mortgage portfolio. As a Preferred Lender under the federally guaranteed SBA lending program, the Company's preapproved status allows it to quickly respond to customers' needs. Under this program, the Company originates and funds SBA 7-A and 504 chapter loans qualifying for federal guarantees of 75% to 90% of principal and accrued interest. Depending upon prevailing market conditions, the Company may sell the guaranteed portion of these loans into the secondary market with servicing retained. The Company specializes in SBA loans to minority-owned businesses. Over the last six years, the Company has originated over $100.0 million in SBA guaranteed loans. As of June 30, 1998, the Company had $33.3 million in the retained portion of SBA loans, approximately $14.3 million of which was guaranteed by the SBA. For each of the last five years, the Company has been the second largest SBA loan originator in Houston in terms of dollar volume. SBA loan originations for the six month period ending June 30, 1998 were $17.7 million, an increase of $8.4 million from $9.3 million for the first six months of 1997. Another source of government guaranteed lending is B&I Loans which are secured by the U.S. Department of Agriculture and are available to borrowers in areas with a population of less than 50,000. The Company also offers guaranteed loans through the OCCGF, which is sponsored by the government of Taiwan.

    FACTORING. In 1994, the Company established an accounts receivable factoring subsidiary, Advantage, to provide financing to small and medium-sized businesses that have accounts receivable from predominantly Fortune 1000 companies. In factoring receivables, Advantage relies heavily on the quality of the client's accounts receivable and the financial strength of the client's customers, who typically make their payments directly to a lockbox controlled by Advantage. Advantage's clients are typically businesses that are experiencing rapid growth and have an increased demand for working capital, usually with annual sales between $1.0 million and $25.0 million. Advantage's volume of purchases has grown steadily since 1995, its first full year of operations, from $14.5 million in short-term (usually 30 day) accounts receivable to $51.3 million during 1997, an increase of 253.8%. Purchased receivables through the first six months of 1998 totaled $38.0 million. At June 30, 1998, factored receivables outstanding totaled $10.8 million, compared with $2.1 million at December 31, 1995. In addition to enhancing profitability, many of the customers obtained through these efforts have established more traditional banking relationships with the Company.

    TRADE FINANCE. Since its inception in 1987, the Company has originated trade finance loans and letters of credit to facilitate export and import transactions for small and medium-sized businesses. In this capacity, the Company has worked with the Ex-Im Bank, an agency of the U.S. government which provides guarantees for trade finance loans. In 1998, the Company was named Small Business Bank of the Year by the Ex-Im Bank, and it was the largest Ex-Im Bank producer in the State of Texas. At June 30, 1998, the Company's aggregate trade finance portfolio commitments totaled approximately $8.0 million.

    The Company offers a wide variety of loan products to retail customers through its branch network in Houston and Dallas. Loans to retail customers include residential mortgage loans, residential construction loans, automobile loans, lines of credit and other personal loans. The terms and size of these loans typically range from 12 to 60 months depending on the nature of the collateral and the size of the loan.

    Although the Company's legal loan limit is $5.9 million, the Company generally does not make loans larger than $3.0 million. Loans are approved by lending officers and the Directors Credit Committee pursuant to a lending authorization schedule delegated by the Directors Credit Committee which is based on each loan officer's credit experience and portfolio. Control systems and procedures are in place to ensure all loans are approved in accordance with credit policies.

    At June 30, 1998, the Company had gross loan concentrations (greater than 25% of capital) in the following industries:

                                                                              AS OF JUNE 30,
                                                                                   1998
                                                                            ------------------
                                                                              (IN THOUSANDS)
Hotels/motels.............................................................      $   55,887
Retail centers............................................................          34,454
Restaurants...............................................................          29,991
Apartment buildings.......................................................          18,853
Convenience/gasoline stations.............................................          11,258
Grocery stores............................................................          10,392

    The contractual maturity ranges of the commercial and industrial and real estate portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of June 30, 1998 are summarized in the following table:

                                                                                 AS OF JUNE 30, 1998
                                                                   ------------------------------------------------
                                                                                 AFTER
                                                                   ONE YEAR   ONE THROUGH      AFTER
                                                                    OR LESS    FIVE YEARS   FIVE YEARS     TOTAL
                                                                   ---------  ------------  -----------  ----------
                                                                                    (IN THOUSANDS)
Commercial and industrial........................................  $  49,324   $  121,030    $  50,371   $  220,725
Real estate mortgage
  Residential....................................................      1,008        5,649        5,942       12,599
  Commercial.....................................................     15,705       68,489        9,529       93,723
Real estate construction
  Residential....................................................      8,231        4,375           --       12,606
  Commercial.....................................................        782        3,626        5,603       10,011
                                                                   ---------  ------------  -----------  ----------
    Total........................................................  $  75,050   $  203,169    $  71,445   $  349,664
                                                                   ---------  ------------  -----------  ----------
                                                                   ---------  ------------  -----------  ----------

Loans with a predetermined interest rate.........................  $  25,514   $   32,037    $  10,654   $   68,205
Loans with a floating interest rate..............................     49,536      171,132       60,791      281,459
                                                                   ---------  ------------  -----------  ----------
    Total........................................................  $  75,050   $  203,169    $  71,445   $  349,664
                                                                   ---------  ------------  -----------  ----------
                                                                   ---------  ------------  -----------  ----------

    NONPERFORMING ASSETS

    The Company believes that it has procedures in place to maintain a high quality loan portfolio. These procedures include the approval of lending policies and underwriting guidelines by the Board of Directors, review by an independent internal loan review department, quarterly review by an independent outside loan review company, Directors Credit Committee approval for large credit relationships and loan documentation procedures. The loan review department reports credit risk grade changes on a monthly basis to management and the Board of Directors. The Company performs monthly and quarterly concentration analyses based on industries, collateral types, business lines, large credit sizes and officer portfolio loads. There can be no assurance, however, that the Company's loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

    The Company generally places a loan on nonaccrual status and ceases accruing interest when, in the opinion of management, full payment of loan principal or interest is in doubt. All loans past due 90 days are placed on nonaccrual status unless the loan is both well-secured and in the process of collection. Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as significant doubt exists as to collection of the principal. Otherwise, interest is recognized on a cash basis.

In addition to nonaccrual loans, the Company evaluates on an ongoing basis additional loans which are potential problem loans as to risk exposure in determining the adequacy of the allowance for loan losses.

    The Company updates appraisals on loans secured by real estate when loans are renewed, prior to foreclosure and at other times as necessary, particularly in problem loan situations. In instances where updated appraisals reflect reduced collateral values, an evaluation of the borrower's overall financial condition is made to determine the need, if any, for possible write downs or appropriate additions to the allowance for loan losses. The Company records other real estate at fair value at the time of acquisition, less estimated costs to sell.

    Nonperforming assets (nonaccrual loans, loans contractually past due 90 days or more and other real estate loans and foreclosed properties) increased from $4.7 million at June 30, 1997 to $5.1 million at June 30, 1998. The increase was comprised of an increase in nonaccrual loans of $2.3 million partially off-set by a $1.9 million decrease in other real estate. Nonaccrual loans increased primarily due to four loans added in the first half of 1998 aggregating $4.6 million, partially offset by $2.3 million of nonaccrual loans that paid off. Other real estate decreased significantly from $2.1 million to $136,000 primarily due to the sale of one asset with a book value of $1.5 million. The Company had no restructured loans as of June 30, 1998 or June 30, 1997.

    The following table presents information regarding nonperforming assets at June 30, 1998 and June 30, 1997:

                                                                           AS OF JUNE 30,
                                                                        --------------------
                                                                          1998       1997
                                                                        ---------  ---------
                                                                            (DOLLARS IN
                                                                             THOUSANDS)
Nonaccrual loans......................................................  $   4,950  $   2,606
Other real estate.....................................................        136      2,076
                                                                        ---------  ---------
  Total nonperforming assets..........................................  $   5,086  $   4,682
                                                                        ---------  ---------
                                                                        ---------  ---------
Nonperforming assets to total loans and other real estate.............       1.39%      1.53%
Nonperforming assets to total assets..................................       0.96%      1.00%

    The Company would have recorded additional interest income of approximately $127,000 in the first six months of 1998 on nonaccrual loans if the loans had been current in accordance with original terms. At June 30, 1998, management was not aware of any loans not currently classified as nonaccrual or 90 days past due but which may be so classified in the near future because of concerns over the borrower's ability to comply with repayment terms.

    ALLOWANCE FOR LOAN LOSSES

    The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Management has established an allowance for loan losses which it believes is adequate for estimated losses inherent in the Company's loan portfolio. Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to the Company's Board of Directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, management considers the diversification by industry of the Company's commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral security, the evaluation of its loan portfolio by the loan review function and the annual examination of the Company's financial statements by its independent accountants. Charge-offs occur when loans are deemed to be uncollectible in whole or in part.

    The Company follows a loan review program to evaluate the credit risk in the loan portfolio. Through the loan review process, the Company maintains an internally classified loan list which, along with the delinquency list of loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. Loans classified as "substandard" are those loans with clear and defined weaknesses such as a highly-leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition, which may jeopardize recoverability of the debt. Loans classified as "doubtful" are those loans which have characteristics similar to substandard loans but with an increased risk that a loss may occur, or at least a portion of the loan may require a charge-off if liquidated at present. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans include some loans that are delinquent at least 30 days or on nonaccrual status. Loans classified as "loss" are those loans which are in the process of being charged off.

    In addition to the internally classified loan list and delinquency list of loans, the Company maintains a separate "watch list" which further aids the Company in monitoring loan portfolios. Watch list loans show warning elements where the present status portrays one or more deficiencies that require attention in the short term or where pertinent ratios of the loan account have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements compared with those of a satisfactory credit. The Company reviews these loans to assist in assessing the adequacy of the allowance for loan losses.

    In order to determine the adequacy of the allowance for loan losses, management considers the risk classification or delinquency status of loans and other factors, such as collateral value, portfolio composition, trends in economic conditions and the financial strength of borrowers. Management establishes specific allowances for loans which management believes require reserves greater than those allocated according to their classification or delinquent status. The Company then charges to operations a provision for loan losses to maintain the allowance for loan losses at an adequate level determined by the foregoing methodology.

    For the six months ended June 30, 1998, net loan charge-offs totaled $63,000 or 0.02% of average loans compared with $481,000 or 0.16% of average loans for the six months ended June 30, 1997. During the six months ended June 30, 1998, the Company recorded a provision for loan losses of $1.9 million compared with $964,000 for the six months ended June 30, 1997. At June 30, 1998, the allowance totaled $5.4 million, or 1.47% of total loans resulting in an allowance to nonperforming loans of 108.99%.

    Beginning in December 1996, in accordance with the AICPA's Audit and Accounting Guide for Banks and Savings Institutions, the Company allocates the allowance for loan losses according to management's assessments of risk inherent in the portfolio.

    The following table presents an analysis of the allowance for loan losses and other related data:

                                                    SIX MONTHS ENDED JUNE
                                                             30,
                                                    ---------------------
                                                      1998         1997
                                                    --------     --------
                                                         (DOLLARS IN
                                                         THOUSANDS)
Average loans outstanding.........................  $353,464     $295,440
                                                    --------     --------
                                                    --------     --------
Total loans outstanding at end of period..........  $366,361     $303,430
                                                    --------     --------
                                                    --------     --------
Allowance for loan losses at beginning of
  period..........................................  $  3,569     $  2,141
Provision for loan losses.........................     1,889          964
Charge-offs:
  Commercial and industrial.......................       (91)        (198)
  Real estate - mortgage..........................       (12)          --
  Real estate - construction......................        --           --
  Consumer and other..............................       (68)        (404)
                                                    --------     --------
    Total charge-offs.............................      (171)        (602)
                                                    --------     --------
Recoveries:
  Commercial and industrial.......................        64          103
  Real estate - mortgage..........................        33           --
  Real estate - construction......................        --           --
  Consumer and other..............................        11           18
                                                    --------     --------
    Total recoveries..............................       108          121
                                                    --------     --------
Net loan charge-offs..............................       (63)        (481)
                                                    --------     --------
Allowance for loan losses at end of period........  $  5,395     $  2,624
                                                    --------     --------
                                                    --------     --------
Ratio of allowance to end of period total loans...      1.47%        0.86%
Ratio of net loan charge-offs to average loans....      0.02         0.16
Ratio of allowance to end of period nonperforming
  loans...........................................    108.99       100.69

    The following table describes the allocation of the allowance for loan losses among various categories of loans and certain other information. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of the credit portfolio.

                                                                                       AS OF JUNE 30,
                                                                     --------------------------------------------------
                                                                               1998                      1997
                                                                     ------------------------  ------------------------
                                                                                 PERCENT OF                PERCENT OF
                                                                                  LOANS TO                  LOANS TO
                                                                      AMOUNT     GROSS LOANS    AMOUNT     GROSS LOANS
                                                                     ---------  -------------  ---------  -------------
                                                                                   (DOLLARS IN THOUSANDS)
Balance of allowance for loan losses applicable to:
  Commercial and industrial........................................  $   3,277        59.58%   $   1,284        50.29%
  Real estate - mortgage...........................................        891        28.70          672        36.80
  Real estate - construction.......................................        127         6.11          113         7.39
  Consumer and other...............................................        393         2.70          290         3.70
  Factored receivables.............................................        407         2.91          250         1.82
  Unallocated......................................................        300           --           15           --
                                                                     ---------       ------    ---------       ------
    Total allowance for loan losses................................  $   5,395       100.00%   $   2,624       100.00%
                                                                     ---------       ------    ---------       ------
                                                                     ---------       ------    ---------       ------

    The Company believes that the allowance for loan losses at June 30, 1998 is adequate to cover losses inherent in the portfolio as of such date. There can be no assurance, however, that the Company will not sustain losses in future periods which could be substantial in relation to the size of the allowance at June 30, 1998.

    SECURITIES

    The Company uses its securities portfolio primarily as a source of income and secondarily as a source of liquidity. At June 30, 1998, investment securities totaled $107.6 million, a decrease of $10.1 million from $117.7 million at June 30, 1997. Investment securities decreased as funds were redeployed to support loan growth. At June 30, 1998, investment securities represented 20.4% of total assets compared with 25.1% of total assets at June 30, 1997. The yield on the investment portfolio for the six months ended June 30, 1998 was 6.35% compared with a yield of 6.32% for the six months ended June 30, 1997.

    The Company follows Statement of Financial Accounting Standards No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. At the date of purchase, the Company is required to classify debt and equity securities into one of three categories: held-to-maturity, trading or available-for-sale. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and measured at amortized cost in the financial statements only if management has the positive intent and ability to hold those securities to maturity. The Company does not have a trading account. Investments not classified as either held-to-maturity or trading are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, as a component of other comprehensive income in shareholders' equity until realized.

    The following table summarizes the contractual maturity of investment securities at amortized cost (including federal funds sold and other temporary investments) and their weighted average yields. No tax-equivalent adjustments were made.

                                                                      AS OF JUNE 30, 1998
                             ------------------------------------------------------------------------------------------------------
                                                              AFTER ONE                 AFTER FIVE
                                                               YEAR BUT                 YEARS BUT
                                      WITHIN                    WITHIN                    WITHIN                    AFTER
                                     ONE YEAR                 FIVE YEARS                TEN YEARS                 TEN YEARS
                             ------------------------  ------------------------  ------------------------  ------------------------
                               AMOUNT        YIELD       AMOUNT        YIELD       AMOUNT        YIELD       AMOUNT        YIELD
                             -----------     -----     -----------     -----     -----------     -----     -----------     -----
                                                                     (DOLLARS IN THOUSANDS)
U.S. Treasury securities...   $      --           --%   $   1,981         6.17%   $      --           --%   $      --           --%
U.S. Government agency
  securities...............         127         5.90        6,937         6.61       24,031         6.30       53,445         6.61
Municipal securities.......          --           --        1,458         4.81        9,372         5.37        6,837         5.41
Federal funds sold.........      19,483         5.94           --           --           --           --           --           --
Temporary investments......       4,002         7.44           --           --           --           --           --           --
Other securities...........       1,682         5.58           --           --           --           --          529         5.90
                             -----------         ---   -----------         ---   -----------         ---   -----------         ---
  Total securities.........   $  25,294         6.15%   $  10,376         6.27%   $  33,403         6.04%   $  60,811         6.47%
                             -----------         ---   -----------         ---   -----------         ---   -----------         ---
                             -----------         ---   -----------         ---   -----------         ---   -----------         ---


                                     TOTAL
                             ----------------------
                              AMOUNT       YIELD
                             ---------     -----

U.S. Treasury securities...  $   1,981        6.17%
U.S. Government agency
  securities...............     84,540        6.52
Municipal securities.......     17,667        5.34
Federal funds sold.........     19,483        5.94
Temporary investments......      4,002        7.44
Other securities...........      2,211        5.66
                             ---------         ---
  Total securities.........  $ 129,884        6.28%
                             ---------         ---
                             ---------         ---

    The following table presents the amortized cost of securities classified as available-for-sale and their approximate fair values at June 30, 1998:

                                                                                   AS OF JUNE 30, 1998
                                                                     ------------------------------------------------
                                                                                     GROSS        GROSS
                                                                      AMORTIZED   UNREALIZED   UNREALIZED     FAIR
                                                                        COST         GAIN         LOSS        VALUE
                                                                     -----------  -----------  -----------  ---------
                                                                                      (IN THOUSANDS)
U.S. Treasury securities...........................................   $   1,981    $      57    $      --   $   2,038
U.S. Government agency securities..................................      29,795          663          (25)     30,433
Municipal securities...............................................      10,298          496           (1)     10,793
Other securities...................................................       2,211           --           --       2,211
                                                                     -----------  -----------       -----   ---------
  Total securities.................................................   $  44,285    $   1,216    $     (26)  $  45,475
                                                                     -----------  -----------       -----   ---------
                                                                     -----------  -----------       -----   ---------

    The following table presents the amortized cost of securities classified as held-to-maturity and their approximate fair values at June 30, 1998:

                                                                                    AS OF JUNE 30, 1998
                                                                     --------------------------------------------------
                                                                                      GROSS         GROSS
                                                                      AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                                        COST          GAIN          LOSS        VALUE
                                                                     -----------  -------------  -----------  ---------
                                                                                       (IN THOUSANDS)
U.S. Government agency securities..................................   $  54,744     $     781     $    (207)  $  55,318
Municipal securities...............................................       7,370           188            --       7,558
                                                                     -----------        -----         -----   ---------
  Total securities.................................................   $  62,114     $     969     $    (207)  $  62,876
                                                                     -----------        -----         -----   ---------
                                                                     -----------        -----         -----   ---------

    U.S. Government agency securities include mortgage-backed securities which have been developed by pooling a number of real estate mortgages and are principally issued by federal agencies such as the FNMA and the Federal Home Loan Mortgage Corporation. These securities are deemed to have high credit ratings, and certain minimum levels of regular monthly cash flows of principal and interest are guaranteed by the issuing agencies. Included in the Company's mortgage-backed securities at June 30, 1998 were $1.8 million in agency-issued collateral mortgage obligations.

    At June 30, 1998, 91.6% of the mortgage-backed securities held by the Company had final maturities of more than ten years. However, unlike U.S. Treasury and U.S. Government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Mortgage-backed securities which are purchased at a premium will generally suffer decreasing net yields as interest rates drop because homeowners tend to refinance their mortgages. Thus, the premium paid must be amortized over a shorter period. Therefore, securities purchased at a discount will obtain higher net yields in a decreasing interest rate environment. As interest rates rise, the opposite will generally be true. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal and consequently, the average life of this security will not be unduly shortened. Approximately $12.2 million of the Company's mortgage-backed securities earn interest at floating rates and reprice within one year, and accordingly are less susceptible to declines in value should interest rates increase.

    DERIVATIVES

    At June 30 1998, the Company did not have any off-balance sheet derivative contracts outstanding. However, the securities portfolio did contain some securities with options callable by the issuers.

    DEPOSITS

    The Company's lending and investing activities are funded principally by deposits, approximately 42.4% of which were demand, savings and money market deposits at June 30, 1998. Average noninterest-bearing deposits at June 30, 1998 were $76.7 million compared with $59.4 million for the first six months of 1997, an increase of $17.3 million or 29.1%. Approximately 16.3% of average deposits for the six months ended June 30, 1998 were noninterest-bearing. The amount of deposits grew due to the opening of new branches and the sale of certificates of deposit in established branches. The Company's average total deposits for the six months ended June 30, 1998 were $471.5 million or 18.2% over average total deposits during the same period in 1997. The Company's total deposits at June 30, 1998, were $487.0 million, up $72.5 million or 17.5% over total deposits at June 30, 1997.

    As part of its effort to cross-sell its products and services, the Company actively solicits time deposits from existing customers. In addition, the Company receives time deposits from government municipalities and utility districts as well as from corporations seeking to place deposits in minority-owned businesses, such as the Company. These time deposits generally renew at maturity and have provided a stable base of time deposits. Unlike other financial institutions, where large time deposits are often considered volatile, the Company believes that based on its historical experience its large time deposits have core-type characteristics. It has been the Company's experience that, generally, Asian customers and customers near retirement age have a higher proportion of savings in time deposits than in other investment vehicles because of the security provided by FDIC insurance. In pricing its time deposits, the Company seeks to be competitive but generally prices near the middle of a given market. Of the $124.0 million of time deposits greater than $100,000 at June 30, 1998, accounts totaling $68.5 million have been with the Company longer than one year.

    The daily average balances and weighted average rates paid on interest-bearing deposits for the six months ended June 30, 1998 are presented below:

                                                                               SIX MONTHS ENDED
                                                                                 JUNE 30, 1998
                                                                             ---------------------
                                                                               AMOUNT      RATE
                                                                             ----------  ---------
                                                                                  (DOLLARS IN
                                                                                  THOUSANDS)
Interest-bearing deposits:
  Money market checking....................................................  $   29,083       2.60%
  Savings and money market deposits........................................      87,086       3.71
  Time deposits less than $100,000.........................................     158,317       5.46
  Time deposits $100,000 and over..........................................     120,368       5.73
                                                                             ----------
      Total interest-bearing deposits......................................     394,854       4.94
Noninterest-bearing deposits...............................................      76,658         --
                                                                             ----------
      Total deposits.......................................................  $  471,512       4.14%
                                                                             ----------        ---
                                                                             ----------        ---

    The following table sets forth the amount of the Company's time deposits that are $100,000 or greater by time remaining until maturity:

                                                                          AS OF JUNE 30, 1998
                                                                          --------------------
                                                                             (IN THOUSANDS)
Three months or less....................................................       $   31,348
Over three through six months...........................................           32,621
Over six through 12 months..............................................           38,619
Over 12 months..........................................................           21,459
                                                                                 --------
      Total.............................................................       $  124,047
                                                                                 --------
                                                                                 --------

    OTHER BORROWINGS

    Other short-term borrowings principally consist of U.S. Treasury tax note option accounts and have a maturity of 14 days or less.

    The following table presents the categories of other borrowings:

                                                                                                 AS OF JUNE 30,
                                                                                              --------------------
                                                                                                1998       1997
                                                                                              ---------  ---------
                                                                                                 (IN THOUSANDS)
Federal funds purchased and securities sold under repurchase agreements:
  on June 30................................................................................  $      --  $      --
  average during the period.................................................................        552      1,492
  maximum month-end balance during the period...............................................         --      5,000
FHLB notes:
  on June 30................................................................................  $      --  $  18,800
  average during the period.................................................................     10,501     12,667
  maximum month-end balance during the period...............................................     15,900     18,800
Other short-term borrowings:
  on June 30................................................................................  $     132  $     581
  average during the period.................................................................        501        648
  maximum month-end balance during the period...............................................        646        664

    Additionally, the Company has several unused lines of credit with correspondent banks totaling $7.0 million at June 30, 1998.

    INTEREST RATE SENSITIVITY AND LIQUIDITY

    The Company's Funds Management Policy provides management with the necessary guidelines for effective funds management, and the Company has established a measurement system for monitoring its net interest rate sensitivity position. The Company manages its sensitivity position within established guidelines.

    Interest rate risk is managed by the Asset and Liability Committee ("ALCO") which is composed of directors and senior officers of the Company, in accordance with policies approved by the Company's Board of Directors. The ALCO formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the ALCO considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The ALCO meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the Rate Committee reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management uses two methodologies to manage interest rate risk: (i) an analysis of relationships between interest-earning assets and interest-bearing liabilities and (ii) an interest rate shock simulation model. The Company has traditionally managed its business to reduce its overall exposure to changes in interest rates, however, under current policies of the Company's Board of Directors, management has been given some latitude to increase the Company's interest rate sensitivity position within certain limits if, in management's judgment, it will enhance profitability. As a result, changes in market interest rates may have a greater impact on the Company's financial performance in the future than they have had historically.

    The Company manages its exposure to interest rates by structuring its balance sheet in the ordinary course of business. The Company has not entered into instruments such as leveraged derivatives, structured notes, interest rate swaps, caps, floors, financial options, financial futures contracts or forward delivery contracts for the purpose of reducing interest rate risk.

    An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. The management of interest rate risk is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP") and by analyzing the effects of interest rate changes on net interest income over specific periods of time by projecting the performance of the mix of assets and liabilities in varied interest rate environments. Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. A company is considered to be asset sensitive, or having a positive GAP, when the amount of its interest-earning assets maturing or repricing within a given period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period. Conversely, a company is considered to be liability sensitive, or having a negative GAP, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of its interest-earning assets also maturing or repricing within that time period. During a period of rising interest rates, a negative GAP would tend to affect adversely net interest income, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely.

    The following table sets forth an interest rate sensitivity analysis for the Company at June 30, 1998:

                                                                  VOLUMES SUBJECT TO REPRICING WITHIN
                                     ---------------------------------------------------------------------------------------------
                                                                                                               GREATER
                                       0-30        31-180       180-365        1-3         3-5        5-10     THAN 10
                                       DAYS         DAYS          DAYS        YEARS       YEARS      YEARS      YEARS      TOTAL
                                     ---------   -----------   ----------   ----------   --------   --------   --------   --------
                                                                        (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Securities.......................  $  16,880   $    20,843   $   21,030   $   18,764   $  7,950   $ 12,141   $  9,981   $107,589
  Loans............................    257,019        32,277       48,220       22,591      5,594        632         28    366,361
  Federal funds sold and other
    temporary investments..........     23,486            --           --           --         --         --         --     23,486
                                     ---------   -----------   ----------   ----------   --------   --------   --------   --------
  Total interest-earning assets....    297,385        53,120       69,250       41,355     13,544   $ 12,773   $ 10,009    497,436
                                     ---------   -----------   ----------   ----------   --------   --------   --------   --------
Interest-bearing liabilities:
  Demand, money market and savings
    deposits.......................         --        49,253       24,625       49,253         --         --         --    123,131
  Time deposits....................     41,709       124,452       80,243       31,840      2,152         --         --    280,396
  Other borrowings.................        132            --           --           --                    --         --        132
                                     ---------   -----------   ----------   ----------   --------   --------   --------   --------
  Total interest-bearing
    liabilities....................     41,841       173,705      104,868       81,093      2,152         --         --    403,659
                                     ---------   -----------   ----------   ----------   --------   --------   --------   --------
  Period GAP.......................  $ 255,544   $  (120,585)  $  (35,618)  $  (39,738)  $ 11,392   $ 12,773   $ 10,009   $ 93,777
  Cumulative GAP...................    255,544       134,959       99,341       59,603     70,995     83,768     93,777
  Period GAP to total assets.......      48.43%       (22.85)%      (6.75)%      (7.53)%     2.16%      2.42%      1.89%
  Cumulative GAP to total assets...      48.43%        25.58%       18.83%       11.30%     13.46%     15.88%     17.77%
  Cumulative interest-earning
    assets to cumulative interest-
    bearing liabilities............     710.75%       162.61%      131.00%      114.84%    117.59%    120.75%    123.23%

    The preceding table provides Company management with repricing data within given time frames. The purpose of this information is to assist management in the elements of pricing and of matching interest sensitive assets with interest sensitive liabilities within time frames. The table indicates a positive GAP on a cumulative basis for the three time periods covering the next 365 days of $255.5 million, $135.0 million, and $99.3 million, respectively. With this condition, the Company is susceptible to a decrease in net interest income should market interest rates decrease. The Company is aware of this imbalance and has initiated strategies to lower the positive GAP by emphasizing the origination of fixed rate loans while shortening the terms of fixed rate liability products. GAP reflects a one-day position that is continually changing and is not indicative of the Company's position at any other time. While the GAP position is a useful tool in measuring interest rate risk and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely on that measure, without accounting for alterations in the maturity or repricing characteristics of the balance sheet that occur during changes in market interest rates. For example, the GAP position reflects only the prepayment assumptions pertaining to the current rate environment. Assets tend to prepay more rapidly during periods of declining interest rates than during periods of rising interest rates. Because of this and other risk factors not contemplated by the GAP position, an institution could have a matched GAP position in the current rate environment and still have its net interest income exposed to increased rate risk. The Company's Rate Committee and the ALCO review the Company's interest rate risk position on a weekly and monthly basis, respectively.

    As a financial institution, the Company's primary component of market risk is interest rate volatility, primarily in the prime lending rate. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign exchange or commodity price risk. The Company does not own any trading assets.

    The Company's exposure to market risk is reviewed on a regular basis by the ALCO. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. Management realizes certain risks are inherent, and that the goal is to identify, monitor and accept the risks.

    The Company applies a economic value of equity ("EVE") methodology to gauge its interest rate risk exposure as derived from its simulation model. Generally, EVE is the discounted present value of the difference between incoming cash flows on interest-earning assets and other investments and outgoing cash flows on interest-bearing liabilities. The application of the methodology attempts to quantify interest rate risk by measuring the change in the EVE that would result from a theoretical 200 basis point change in market interest rates. Both a 200 basis point increase and a 200 basis point decrease in market rates are considered.

    At June 30, 1998, it was estimated that the Company's EVE would decrease 7.0% in the event of a 200 basis point increase in market interest rates. The Company's EVE at the same date would increase 2.4% in the event of a 200 basis point decrease in market interest rates.

    Presented below, as of June 30, 1998, is an analysis of the Company's interest rate risk as measured by changes in EVE for instantaneous and sustained parallel shifts of 200 basis points in market interest rates:

                                                             EVE AS A % OF
                                                        PRESENT VALUE OF ASSETS
                   $ CHANGE IN EVE                      ------------------------
 CHANGE IN RATES    (IN THOUSANDS)    % CHANGE IN EVE    EVE RATIO     CHANGE
-----------------  ----------------  -----------------  -----------  -----------
         -200 bp      $      839              2.39%           6.76%          11bp
            0 bp              --                --            6.65%          --
         +200 bp          (2,456)            (7.01)%          6.24%         (41) bp

    Management believes that the EVE methodology overcomes three shortcomings of the typical maturity GAP methodology. First, it does not use arbitrary repricing intervals and accounts for all expected future cash flows. Second, because the EVE method projects cash flows of each financial instrument under different interest rate environments, it can incorporate the effect of embedded options on an institution's interest rate risk exposure. Third, it allows interest rates on different instruments to change by varying amounts in response to a change in market interest rates, resulting in more accurate estimates of cash flows.

    As with any method of gauging interest rate risk, however, there are certain shortcomings inherent to the EVE methodology. The model assumes interest rate changes are instantaneous parallel shifts in the yield curve. In reality, rate changes are rarely instantaneous. The use of the simplifying assumption that short-term and long-term rates change by the same degree may also misstate historical rate patterns, which rarely show parallel yield curve shifts. Further, the model assumes that certain assets and liabilities of similar maturity or repricing will react identically to changes in rates. In reality, the market value of certain types of financial instruments may adjust in anticipation of changes in market rates, while any adjustment in the valuation of other types of financial instruments may lag behind the change in general market rates. Additionally, the EVE methodology does not reflect the full impact of contractual restrictions on changes in rates for certain assets, such as adjustable rate loans. When interest rates change, actual loan prepayments and actual early withdrawals from time deposits may deviate significantly from the assumptions used in the model. Finally, this methodology does not measure or reflect the impact that higher rates may have on the ability of adjustable-rate loan clients to service their debt. All of these factors are considered in monitoring the Company's exposure to interest rate risk.

    Liquidity involves the Company's ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate the Company on an ongoing basis. The Company's liquidity needs are met primarily by financing activities, which consist mainly of growth in time deposits, supplemented by available investment securities held-for-sale, other borrowings and earnings through operating activities. Although access to purchased funds from correspondent banks is available and has been utilized on occasion to take advantage of investment opportunities, the Company does not generally rely on these external funding sources. The cash and federal funds sold position, supplemented by amortizing investments along with payments and maturities within the loan portfolio, have historically created an adequate liquidity position.

    The Company uses federal funds purchased and other borrowings as funding sources and in its management of interest rate risk. Federal funds purchased generally represent overnight borrowings. Other borrowings principally consist of U.S. Treasury tax note option accounts that have maturities of 14 days or less and borrowings from the Federal Home Loan Bank ("FHLB").

    FHLB advances may be utilized from time to time as either a short-term funding source or a longer-term funding source. FHLB advances can be particularly attractive as a longer-term funding source to balance interest rate sensitivity and reduce interest rate risk. The Company is eligible for two borrowing programs through the FHLB. The first, called "Short-Term Fixed," requires delivery of eligible securities for collateral. Maturities under this program range from one to 35 days. The Company does not currently have any borrowings under this program. The Company currently maintains some of its investment securities in safekeeping at the FHLB of Dallas. At June 30, 1998, the Company had approximately $3.5 million available for pledging.

    The second borrowing program, the "Blanket Borrowing Program," is under a borrowing agreement which does not require the delivery of specific collateral. Borrowings are limited to a maximum of 75% of the Company's one- to four-family mortgage loans. At June 30, 1998, the Company had approximately $10.2 million in potential borrowings available under this program.

    CAPITAL RESOURCES

    Capital management consists of providing equity to support both current and future operations. The Company is subject to capital adequacy requirements imposed by the Federal Reserve Board and the Bank is subject to capital adequacy requirements imposed by the OCC. Both the Federal Reserve Board and the OCC have adopted risk-based capital requirements for assessing bank holding company and bank capital adequacy. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

    The risk-based capital standards of the Federal Reserve Board require all bank holding companies to have "Tier 1 capital" of at least 4.0% and "total risk-based" capital (Tier 1 and Tier 2) of at least 8.0% of total risk-adjusted assets. "Tier 1 capital" generally includes common shareholders' equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, less deductions for goodwill and various other intangibles. "Tier 2 capital" may consist of a limited amount of intermediate-term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

    The Federal Reserve Board has also adopted guidelines which supplement the risk-based capital guidelines with a minimum ratio of Tier 1 capital to average total consolidated assets ("leverage ratio") of 3.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0% to 5.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

    Pursuant to Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking agency revised its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. The Bank is subject to capital adequacy guidelines of the OCC that are substantially similar to the Federal Reserve Board's guidelines. Also pursuant to FDICIA, the OCC has promulgated regulations setting the levels at which an insured institution such as the Bank would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." The Bank is classified "well capitalized" for purposes of the OCC's prompt corrective action regulations. See "Supervision and Regulation--The Company" and "--The Bank."

    Shareholders' equity increased from $30.5 million at December 31, 1997 to $34.0 million at June 30, 1998, an increase of $3.5 million or 11.5%. This increase was primarily the result of net income of $2.8 million for the six months ended June 30, 1998.

    The following table provides a comparison of the Company's and the Bank's leverage and risk-weighted capital ratios as of June 30, 1998 to the minimum and well capitalized regulatory standards:

                                                                   ACTUAL
                                      MINIMUM        WELL         RATIO AT
                                      REQUIRED    CAPITALIZED   JUNE 30, 1998
                                     ----------   -----------   -------------
THE COMPANY
  Leverage ratio...................    3.00%(1)        N/A           6.34%
  Tier 1 risk-based capital
    ratio..........................    4.00            N/A           8.71
  Risk-based capital ratio.........    8.00            N/A          10.12
THE BANK
  Leverage ratio...................    3.00%(2)       5.00%          6.34%
  Tier 1 risk-based capital
    ratio..........................    4.00           8.00           8.71
  Risk-based capital ratio.........    8.00          10.00          10.12

---------

(1) The Federal Reserve Board may require the Company to maintain a leverage ratio of up to 200 basis points above the required minimum.

(2) The OCC may require the Bank to maintain a leverage ratio of up to 200 basis points above the required minimum.

YEAR 2000 COMPLIANCE

    The Company is currently working to resolve the potential impact of the Year 2000 on the processing of date-sensitive information by the Company's automated data processing and information systems. The Year 2000 problem is a result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures.

    The Company uses a vendor-provided system as its "core" banking application software to process data pertaining to its demand deposits, savings accounts, certificates of deposit and other deposits, loans and like items. The provider has indicated that it will certify the Company's "core" banking applications to be Year 2000 compliant and testing is expected to be completed during 1999.

    Management of the Company believes costs of addressing potential problems are not currently expected to have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods. In addition, the Company is currently considering the purchase of hardware and core banking application software to perform all functions in-house. Management believes the purchase and processing of data in-house will not have a significant impact on the Company's ability to comply with the Year 2000 issue. The Company has a backup system in place in the event its current systems are not Year 2000 compliant.

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

OVERVIEW

    From December 31, 1995 to December 31, 1997, the Company experienced consistent growth as assets increased from $322.8 million at December 31, 1995 to $505.1 million at December 31, 1997, an increase of $182.3 million or 56.5%, as its branch network expanded and it broadened its products and services to customers. Among the six branches opened during this period, the Company expanded into the Dallas,

Texas metropolitan area by opening its first branch in the Richardson suburb of Dallas in April of 1996. The Company also formed Advantage, a factoring company, in February of 1994 and established a loan production office in New Orleans, Louisiana in October of 1996. In each of these endeavors, the Company has met or exceeded growth and profitability expectations. Loans accounted for the majority of the Company's asset growth and increased $171.7 million to $348.9 million over the three-year period ending December 31, 1997. Supporting this substantial expansion was an increase in deposits which rose to $445.9 million, a 56.4% increase during the period. Shareholders' equity increased from $23.5 million at the end of 1995 to $30.5 million at the end of 1997.

    Net income available to shareholders was $4.2 million, $2.0 million and $2.6 million for the years ended December 31, 1997, 1996 and 1995, respectively, and diluted net income per common share was $0.74, $0.37 and $0.51 for these same periods. Earnings growth from 1996 to 1997 resulted principally from strong internal loan growth and a higher net interest margin coupled with an improved efficiency ratio. The decrease in earnings from 1995 to 1996 was due to additional noninterest expense associated with the openings of the new branch offices and higher loan loss provisions associated with an increase in loan volume. The Company posted returns on average assets of 0.89%, 0.54% and 0.96% and returns on average equity of 14.69%, 8.36% and 12.06% for the years ended 1997, 1996 and 1995, respectively.

RESULTS OF OPERATIONS

    NET INTEREST INCOME

    1997 VERSUS 1996. Net interest income totaled $23.0 million in 1997 compared with $17.6 million in 1996, an increase of $5.4 million or 30.7%. The increase resulted primarily from a 38.3% increase in interest income on loans primarily due to a $59.8 million or 44.8% increase in commercial and industrial loans. Interest expense increased $4.2 million while interest income increased $9.6 million. Net interest margins were 5.22% and 5.02% and net interest spreads were 4.43% and 4.22% for 1997 and 1996, respectively.

    Interest income on loans increased to $33.0 million in 1997 from $23.9 million in 1996. The increase was driven by growth in the average loan portfolio of $87.3 million or 39.1% while the Company experienced a decrease in the yield on average loans to 10.63% in 1997 from 10.69% in 1996. As a result of strong loan growth, the average securities portfolio declined by $2.0 million or 1.7%, while its yield rose 28 basis points from 6.01% in 1996 to 6.29% in 1997.

    Interest expense increased to $18.1 million in 1997 from $13.9 million in 1996. This increase was driven by $59.9 million of growth in average time deposits to $248.4 million at the end of 1997, spurred by only a slight increase in average rates from 5.45% in 1996 to 5.51% during 1997. The higher level of time deposits was the primary funding source of the Company's loan growth. Other borrowings, another funding source for the Company, rose by $7.0 million or 73.6%.

    1996 VERSUS 1995. Net interest income increased $4.2 million to $17.6 million in 1996 from $13.4 million in 1995, primarily due to growth in interest income of $8.5 million. A $95.9 million rise in average interest-earning assets helped to spur the growth in interest income. Net interest margins were 5.02% and 5.27% and net interest spreads were 4.22% and 4.29% for 1996 and 1995, respectively.

    Interest income on loans increased $8.0 million to $23.9 million in 1996 from $15.9 million in 1995. The increase was driven by growth in the average loan portfolio of $77.3 million or 52.9% while experiencing a decrease in the yield on average loans to 10.69% in 1996 from 10.86% in 1995. Meanwhile, the average securities portfolio increased $15.8 million, while its yield decreased 65 basis points from 6.66% in 1995 to 6.01% in 1996 .

    Interest expense increased 44.8% to $13.9 million in 1996 from $9.6 million in 1995. This increase was driven by growth in average time deposits of $67.8 million or 56.2% from $120.7 million at the end of 1995. The average time deposit rate paid by the Company during this period declined by 11 basis points in 1996.

    The following table presents the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax-equivalent adjustments were made and all average balances are yearly average balances. Nonaccruing loans have been included in the tables as loans carrying a zero yield.

                                                                    YEARS ENDED DECEMBER 31,
                                ------------------------------------------------------------------------------------------------
                                             1997                             1996                             1995
                                ------------------------------   ------------------------------   ------------------------------
                                  AVERAGE     INTEREST AVERAGE     AVERAGE     INTEREST AVERAGE     AVERAGE     INTEREST AVERAGE
                                OUTSTANDING   EARNED/  YIELD/    OUTSTANDING   EARNED/  YIELD/    OUTSTANDING   EARNED/  YIELD/
                                  BALANCE      PAID     RATE       BALANCE      PAID     RATE       BALANCE      PAID     RATE
                                -----------   -------  -------   -----------   -------  -------   -----------   -------  -------
                                                                     (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
  Loans.......................   $310,781     $33,028   10.63%    $223,514     $23,884   10.69%    $146,210     $15,876   10.86%
  Taxable securities..........     95,680      6,161     6.44      100,490      6,103     6.07       85,427      5,837     6.83
  Tax-exempt securities.......     17,570        968     5.51       14,734        817     5.54       13,971        779     5.58
  Federal funds sold and other
    temporary investments.....     16,926        998     5.90       11,962        719     6.01        9,181        573     6.24
                                -----------   -------            -----------   -------            -----------   -------
    Total interest-earning
      assets..................    440,957     41,155     9.33%     350,700     31,523     8.99%     254,789     23,065     9.05%
                                              -------                          -------                          -------
Less allowance for loan
  losses......................     (2,722)                          (1,869)                          (1,442)
                                -----------                      -----------                      -----------
Total interest-earning assets,
  net of allowance for loan
  losses......................    438,235                          348,831                          253,347
Nonearning assets.............     30,862                           24,866                           17,740
                                -----------                      -----------                      -----------
    Total assets..............   $469,097                         $373,697                         $271,087
                                -----------                      -----------                      -----------
                                -----------                      -----------                      -----------
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Interest-bearing liabilities:
  Interest-bearing demand
    deposits..................   $ 26,765     $  697     2.60%    $ 24,664     $  640     2.59%    $ 21,666     $  560     2.58%
  Savings and money market
    accounts..................     76,799      2,733     3.56       66,992      2,370     3.54       47,556      1,602     3.37
  Time deposits...............    248,447     13,685     5.51      188,570     10,275     5.45      120,725      6,709     5.56
  Federal funds purchased and
    securities sold under
    repurchase agreements.....      1,804        100     5.54        1,227         65     5.30        1,203         76     6.32
  Other borrowings............     16,084        923     5.74       10,435        577     5.53       11,233        693     6.17
                                -----------   -------            -----------   -------            -----------   -------
  Total interest-bearing
    liabilities...............    369,899     18,138     4.90%     291,888     13,927     4.77%     202,383      9,640     4.76%
                                              -------                          -------                          -------
Noninterest-bearing
  liabilities:
  Noninterest-bearing demand
    deposits..................     64,884                           53,129                           43,802
  Other liabilities...........      5,945                            4,590                            3,341
                                -----------                      -----------                      -----------
    Total liabilities.........    440,728                          349,607                          249,526
Shareholders' equity..........     28,369                           24,090                           21,561
                                -----------                      -----------                      -----------
  Total liabilities and
    shareholders' equity......   $469,097                         $373,697                         $271,087
                                -----------                      -----------                      -----------
                                -----------                      -----------                      -----------
  Net interest income.........                $23,017                          $17,596                          $13,425
                                              -------                          -------                          -------
                                              -------                          -------                          -------
  Net interest spread.........                           4.43%                            4.22%                            4.29%
                                                       -------                          -------                          -------
                                                       -------                          -------                          -------
  Net interest margin.........                           5.22%                            5.02%                            5.27%
                                                       -------                          -------                          -------
                                                       -------                          -------                          -------

    The following table presents the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase related to higher outstanding balances and changes in interest rates. For purposes of this table, changes attributable to both rate and volume have been allocated to rate.

                                                                            YEARS ENDED DECEMBER 31,
                                                        ----------------------------------------------------------------
                                                                 1997 VS. 1996                    1996 VS. 1995
                                                        -------------------------------  -------------------------------
                                                        INCREASE (DECREASE)              INCREASE (DECREASE)
                                                               DUE TO                           DUE TO
                                                        --------------------             --------------------
                                                         VOLUME      RATE       TOTAL     VOLUME      RATE       TOTAL
                                                        ---------  ---------  ---------  ---------  ---------  ---------
                                                                                 (IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Loans...............................................  $   9,329  $    (185) $   9,144  $   8,395  $    (387) $   8,008
  Securities..........................................       (119)       328        209      1,054       (750)       304
  Federal funds sold and other temporary
    investments.......................................        298        (19)       279        174        (28)       146
                                                        ---------  ---------  ---------  ---------  ---------  ---------
    Total increase (decrease) in interest income......      9,508        124      9,632      9,623     (1,165)     8,458
INTEREST-BEARING LIABILITIES:
  Interest-bearing demand deposits....................         54          3         57         77          3         80
  Savings and money market accounts...................        347         16        363        655        113        768
  Time deposits.......................................      3,263        147      3,410      3,772       (206)     3,566
  Federal funds purchased.............................         31          4         35          2        (13)       (11)
  Other borrowings....................................        312         34        346        (49)       (67)      (116)
                                                        ---------  ---------  ---------  ---------  ---------  ---------
    Total increase (decrease) in interest expense.....      4,007        204      4,211      4,457       (170)     4,287
                                                        ---------  ---------  ---------  ---------  ---------  ---------
Increase (decrease) in net interest income............  $   5,501  $     (80) $   5,421  $   5,166  $    (995) $   4,171
                                                        ---------  ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------  ---------

    PROVISION FOR LOAN LOSSES

    The 1997 provision for loan losses increased to $3.4 million from $2.1 million in 1996, an increase of $1.3 million or 61.9%. The increased provision for 1997 reflects loan growth of 24.3% and was also impacted by a significant charge-off totaling $700,000 related to one borrower in the food service industry. The 1996 provision increased $1.3 million, or 164.1%, from $792,000 at December 31, 1995 due to the 52.9% growth in average loans over 1995 and a $650,000 charge-off of a loan to one borrower in the waste management industry.

    NONINTEREST INCOME

    Noninterest income for the year ended December 31, 1997 was $4.4 million, up from $3.4 million in 1996 and $2.9 million for 1995. For 1997, the majority of the growth in noninterest income resulted from a continuation of a trend toward increases in other loan-related fees that began in 1996. Additionally, increases in service charges were realized through an improvement in monitoring the accounts subject to service charges. Noninterest income increased in 1996 from 1995 through an increase in other loan-related fees. The following table presents the major categories of noninterest income:

                                                                      YEARS ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
                                                                           (IN THOUSANDS)
Service charges on deposit accounts..............................  $   2,248  $   1,981  $   2,083
Other loan-related fees..........................................      1,440        972        428
Letters of credit commissions and fees...........................        357        359        330
Gain on sale of investment securities, net.......................        189         56         62
Other noninterest income.........................................        157         78         --
                                                                   ---------  ---------  ---------
    Total noninterest income.....................................  $   4,391  $   3,446  $   2,903
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    NONINTEREST EXPENSE

    For the years ended 1997, 1996 and 1995, noninterest expense totaled $18.1 million, $16.1 million and $11.8 million, respectively. The increase in 1996 of $4.3 million or 36.4% was primarily due to higher employee compensation and benefits and occupancy expense related to the four new branches opened during the year. The Company's efficiency ratios were 66.48%, 76.73% and 72.82% in 1997, 1996 and 1995, respectively. The improvement in the efficiency ratio in 1997 reflects the Company's continued efforts to control operating expenses and gain other efficiencies through such means as upgrading centralized computer systems. The following table presents the major categories of noninterest expense:

                                                                  YEARS ENDED DECEMBER 31,
                                                               -------------------------------
                                                                 1997       1996       1995
                                                               ---------  ---------  ---------
                                                                       (IN THOUSANDS)
Employee compensation and benefits...........................  $   8,940  $   8,048  $   5,932
Non-staff expenses:
  Occupancy..................................................      3,843      3,330      1,965
  Other real estate, net.....................................        474        199         77
  Data processing............................................        465        283        369
  Professional fees..........................................        431        346        274
  Advertising................................................        332        308        260
  Consultants/contract labor.................................        556        454        368
  Director compensation......................................        360        295        275
  Printing and supplies......................................        369        519        330
  Telecommunications.........................................        349        317        199
  Other noninterest expense..................................      1,977      2,003      1,796
                                                               ---------  ---------  ---------
    Total non-staff expenses.................................      9,156      8,054      5,913
                                                               ---------  ---------  ---------
    Total noninterest expense................................  $  18,096  $  16,102  $  11,845
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    Employee compensation and benefits expense for the year ended December 31, 1997 was $8.9 million, an increase of $892,000 or 11.1% from $8.0 million for 1996. Employee compensation and benefits expense for the year 1996 was up $2.1 million or 35.6% from 1995. The increase in 1997 resulted primarily from the effects of a full year of expenses for the four branches opened in 1996, the addition of the Veterans Memorial (Houston) branch which opened in April of 1997 and costs associated with establishment of the Milam (Houston) branch which opened in early January of 1998. Additionally, staff was added to support the residential mortgage division and the factoring subsidiary. The increase in 1996 was primarily due to increased staff to expand the Company's branch network, doubling the number of branches from four to eight, and opening a loan production office in New Orleans. Total full-time equivalent employees at December 31, 1997, 1996 and 1995 were 225, 224 and 179, respectively

    Non-staff expenses were $9.2 million in 1997, an increase of $1.1 million or 13.6% from $8.1 million in 1996. The increase in 1997 was the result of a full year of higher occupancy expense from the increased number of operating branches as well as the cost of technology upgrades. Additionally, during 1997 other real estate expenses increased approximately $275,000 in connection with the maintenance of an asset acquired by foreclosure in the second quarter until its sale in December of 1997. The 1996 non-staff expense level increased $2.1 million or 35.6% from 1995 as a direct result of expanding from four branches to eight branches plus the opening of a loan production office.

    INCOME TAXES

    Income tax expense is influenced by the level and mix of taxable and tax-exempt income and the amount of non-deductible interest and other expenses. In 1997, income tax expense was $1.8 million, up $1.0 million or 123.6% from 1996 income tax expense of $809,000 as a result of the 111.0% increase in pre-tax income driven by strong internal loan growth. The 1996 amount was $282,000 lower than the 1995 amount of $1.1 million, or 25.6%. The income tax component of the Texas franchise tax was $132,000, $108,544, and $68,425 in 1997, 1996 and 1995,
respectively. The effective tax rates in 1997, 1996 and 1995, respectively, were 30.1%, 28.7% and 29.6%, respectively.

FINANCIAL CONDITION

    LOAN PORTFOLIO

    Total loans increased by $68.3 million or 24.3% to $348.9 million at December 31, 1997, from $280.6 million at December 31, 1996. During 1996, total loans increased by $103.4 million or 58.4% from $177.2 million at December 31, 1995. The growth in loans reflected the improving local economy, opening of new branches and the Company's investment in loan production capacity.

    At December 31, 1997, total loans represented 78.3% of deposits and 69.1% of total assets. Total loans as a percentage of deposits were 73.6% at December 31, 1996, compared with 62.1% at December 31, 1995.

    The following table summarizes the loan portfolio of the Company by type of loan:

                                                                       AS OF DECEMBER 31,
                                -------------------------------------------------------------------------------------------------
                                      1997                1996               1995(1)             1994(1)             1993(1)
                                -----------------   -----------------   -----------------   -----------------   -----------------
                                 AMOUNT   PERCENT    AMOUNT   PERCENT    AMOUNT   PERCENT    AMOUNT   PERCENT    AMOUNT   PERCENT
                                --------  -------   --------  -------   --------  -------   --------  -------   --------  -------
                                                                     (DOLLARS IN THOUSANDS)
Commercial and industrial.....  $193,355   54.77%   $133,564   47.05%   $ 53,850   29.88%   $ 39,022   30.56%   $ 37,859   31.81%

Real estate mortgage
  Residential.................    11,797    3.35       8,703    3.07          --      --          --      --          --      --
  Commercial..................   110,860   31.40     104,425   36.78          --      --          --      --          --      --
                                --------  -------   --------  -------   --------  -------   --------  -------   --------  -------
                                 122,657   34.75     113,128   39.85      94,411   52.38      71,101   55.69      58,902   49.49
                                --------  -------   --------  -------   --------  -------   --------  -------   --------  -------
Real estate construction
  Residential.................     9,859    2.79       1,543    0.54          --      --          --      --          --      --
  Commercial..................    11,750    3.33      16,096    5.67          --      --          --      --          --      --
                                --------  -------   --------  -------   --------  -------   --------  -------   --------  -------
                                  21,609    6.12      17,639    6.21      11,772    6.53       3,284    2.57         986    0.83
                                --------  -------   --------  -------   --------  -------   --------  -------   --------  -------
Consumer and other............    10,147    2.87      13,343    4.70      18,065   10.02      14,277   11.18      21,262   17.87

Factored receivables..........     5,249    1.49       6,217    2.19       2,147    1.19          --      --          --      --
                                --------  -------   --------  -------   --------  -------   --------  -------   --------  -------
Gross loans...................   353,017  100.00%    283,891  100.00%    180,245  100.00%    127,684  100.00%    119,009  100.00%
                                          -------             -------             -------             -------             -------
                                          -------             -------             -------             -------             -------
Less: unearned discounts,
  interest and deferred
  fees........................    (4,107)             (3,294)             (3,039)             (1,915)             (2,698)
                                --------            --------            --------            --------            --------
    Total loans...............  $348,910            $280,597            $177,206            $125,769            $116,311
                                --------            --------            --------            --------            --------
                                --------            --------            --------            --------            --------

------------

(1) The Company's loan portfolio records were historically categorized by collateral codes. In 1998, the Company recoded its loan portfolio to reflect the business purpose of the loans. Detailed information prior to 1996 is unavailable due to a system conversion in 1995.

    Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, ACCOUNTING FOR CREDITORS FOR IMPAIRMENT OF A LOAN, as amended by Statement of Financial Accounting Standards No. 118, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN--INCOME RECOGNITION AND DISCLOSURES. Under Statement No. 114, as amended, a loan is considered impaired based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or the loan's observable market price or based on the fair value of the collateral if the loan is collateral-dependent. The implementation of Statement No. 114 did not have a material adverse affect on the Company's financial statements.

    NONPERFORMING ASSETS

    Nonperforming assets at December 31, 1997 were $3.3 million compared with $2.3 million at December 31, 1996 and $1.8 million at December 31, 1995. The increases in nonperforming assets for the years ended December 31, 1997 and 1996 were $949,000 or 40.9% and $522,000 or 29.0%, respectively. The increase for 1997 was due principally to two loans made to one borrower. The first loan of $838,000 was paid off in February of 1998, and the second note of $156,000, for which appropriate reserves have been made, remains on nonaccrual status.

    The following table presents information regarding nonperforming assets at the periods indicated:

                                                                AS OF DECEMBER 31,
                                               -----------------------------------------------------
                                                 1997       1996       1995       1994       1993
                                               ---------  ---------  ---------  ---------  ---------
                                                              (DOLLARS IN THOUSANDS)
Nonaccrual loans.............................  $   2,663  $   1,581  $   1,264  $     963  $   1,201
Other real estate............................        606        739        534        584      1,493
                                               ---------  ---------  ---------  ---------  ---------
    Total nonperforming assets...............  $   3,269  $   2,320  $   1,798  $   1,547  $   2,694
                                               ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------
Nonperforming assets to total loans and other
  real estate................................       0.94%      0.82%      1.01%      1.22%      2.29%
Nonperforming assets to total assets.........       0.65%      0.54%      0.56%      0.67%      1.41%

    ALLOWANCE FOR LOAN LOSSES

    For the year ended 1997, net loan charge-offs totaled $1.9 million or 0.62% of average loans outstanding for the period, compared with $1.6 million or 0.71% in net loan charge-offs during 1996. During 1997, the Company recorded a provision for loan losses of $3.4 million compared with $2.1 million for 1996. This increase was primarily related to loan growth net of the impact of a $700,000 charge-off related to one credit during the year. At December 31, 1997, the allowance totaled $3.6 million, or 1.02% of total loans. The Company made a provision for loan losses of $2.1 million during 1996 compared with a provision of $792,000 for 1995. At December 31, 1996, the allowance aggregated $2.1 million or 0.76% of total loans.

    The following table presents an analysis of the allowance for loan losses and other related data:

                                                                       YEARS ENDED DECEMBER 31,
                                                         -----------------------------------------------------
                                                           1997       1996      1995(1)    1994(1)    1993(1)
                                                         ---------  ---------  ---------  ---------  ---------
                                                                        (DOLLARS IN THOUSANDS)
Average loans outstanding..............................  $ 310,781  $ 223,514  $ 146,210  $ 118,762  $ 108,929
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------
Total loans outstanding at end of period...............  $ 348,910  $ 280,597  $ 177,206  $ 125,769  $ 116,311
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------

Allowance for loan losses at beginning of period.......  $   2,141  $   1,612  $   1,264  $   1,345  $   1,379
Provision for loan losses..............................      3,350      2,118        792        422        557
Charge-offs:
  Commercial and industrial............................       (827)    (1,236)      (386)      (244)      (443)
  Real estate - mortgage...............................       (584)        --        (53)      (375)       (81)
  Real estate - construction...........................         --         --         --         --         --
  Consumer and other...................................       (812)      (570)      (260)       (60)      (122)
                                                         ---------  ---------  ---------  ---------  ---------
    Total charge-offs..................................     (2,223)    (1,806)      (699)      (679)      (646)
                                                         ---------  ---------  ---------  ---------  ---------
Recoveries:
  Commercial and industrial............................         79        146         98        100         26
  Real estate - mortgage...............................        156         --        108         56         26
  Real estate - construction...........................         --         --         --         --         --
  Consumer and other...................................         66         71         49         20          3
                                                         ---------  ---------  ---------  ---------  ---------
    Total recoveries...................................        301        217        255        176         55
                                                         ---------  ---------  ---------  ---------  ---------
Net loan charge-offs...................................     (1,922)    (1,589)      (444)      (503)      (591)
                                                         ---------  ---------  ---------  ---------  ---------
Allowance for loan losses at end of period.............  $   3,569  $   2,141  $   1,612  $   1,264  $   1,345
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------

Ratio of allowance to end of period total loans........       1.02%      0.76%      0.91%      1.01%      1.16%
Ratio of net loan charge-offs to average loans.........       0.62       0.71       0.30       0.42       0.54
Ratio of allowance to end of period nonperforming
  loans................................................     134.02     135.42     127.53     131.26     111.99

----------

(1) The Company's loan portfolio records were historically categorized by collateral codes. In 1998 the Company recoded its loan portfolio to reflect the business purpose of the loans. Detailed information for charge-offs and recoveries by business purpose prior to 1996 is unavailable due to a system conversion in 1995. For years prior to 1996, charge-offs and recoveries were recorded by collateral code.

    The following table describes the allocation of the allowance for loan losses among various categories of loans and certain other information. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of the credit portfolio.

                                                                          AS OF DECEMBER 31,
                                          ----------------------------------------------------------------------------------
                                                     1997                        1996                      1995(1)
                                          --------------------------  --------------------------  --------------------------
                                                        PERCENT OF                  PERCENT OF                  PERCENT OF
                                                         LOANS TO                    LOANS TO                    LOANS TO
                                            AMOUNT      GROSS LOANS     AMOUNT      GROSS LOANS     AMOUNT      GROSS LOANS
                                          -----------  -------------  -----------  -------------  -----------  -------------
                                                                        (DOLLARS IN THOUSANDS)
Balance of allowance for loan losses
  applicable to:
  Commercial and industrial.............   $   1,414         54.77%    $   1,099         47.05%    $     588         29.88%
  Real estate - mortgage................         883         34.75           620         39.85           620         52.38
  Real estate - construction............         111          6.12            88          6.21            29          6.53
  Consumer and other....................         358          2.87           248          4.70           329         10.02
  Factored receivables..................         341          1.49            62          2.19            --          1.19
  Unallocated...........................         462            --            24            --            46            --
                                          -----------       ------    -----------       ------    -----------       ------
    Total allowance for loan losses.....   $   3,569        100.00%    $   2,141        100.00%    $   1,612        100.00%
                                          -----------       ------    -----------       ------    -----------       ------
                                          -----------       ------    -----------       ------    -----------       ------

                                                                                    AS OF DECEMBER 31,
                                                                   ----------------------------------------------------
                                                                            1994(1)                    1993(1)
                                                                   -------------------------  -------------------------
                                                                                 PERCENT OF                 PERCENT OF
                                                                                  LOANS TO                   LOANS TO
                                                                     AMOUNT     GROSS LOANS     AMOUNT     GROSS LOANS
                                                                   -----------  ------------  -----------  ------------
                                                                                  (DOLLARS IN THOUSANDS)
Balance of allowance for loan losses applicable to:
  Commercial and industrial......................................   $     461         30.56%   $     491         31.81%
  Real estate - mortgage.........................................         486         55.69          517         49.49
  Real estate - construction.....................................          23          2.57           --          0.83
  Consumer and other.............................................         258         11.18          275         17.87
  Unallocated....................................................          36            --           62            --
                                                                   -----------  ------------  -----------  ------------
    Total allowance for loan losses..............................   $   1,264        100.00%   $   1,345        100.00%
                                                                   -----------  ------------  -----------  ------------
                                                                   -----------  ------------  -----------  ------------

----------

(1) The Company's loan portfolio records were historically categorized by collateral codes. In 1998, the Company recoded its loan portfolio to reflect the business purpose of the loans. Detailed information for the allowance for loan losses by business purpose prior to 1996 is unavailable due to a system conversion in 1995. For years prior to 1996, the allowance for loan losses was recorded by collateral code.

    SECURITIES

    The following table summarizes the amortized cost of investment securities held by the Company:

                                                                    AS OF DECEMBER 31,
                                                              -------------------------------
                                                                1997       1996       1995
                                                              ---------  ---------  ---------
                                                                      (IN THOUSANDS)
U.S. Treasury securities....................................  $   2,977  $     997  $   1,994
U.S. Government agency securities...........................     86,553     80,972     89,734
Municipal securities........................................     17,690     14,930     14,444
Other securities............................................      4,069      6,052      3,630
                                                              ---------  ---------  ---------
  Total securities..........................................  $ 111,289  $ 102,951  $ 109,802
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------

The following table summarizes the contractual maturity of investment securities at amortized cost (including federal funds sold and other temporary investments) and their weighted average yields. No tax-equivalent adjustments were made.

                                                                  AS OF DECEMBER 31, 1997
                                     ----------------------------------------------------------------------------------
                                                        AFTER ONE       AFTER FIVE
                                                        YEAR BUT        YEARS BUT
                                       WITHIN ONE      WITHIN FIVE      WITHIN TEN       AFTER TEN
                                          YEAR            YEARS           YEARS            YEARS             TOTAL
                                     --------------   -------------   --------------   --------------   ---------------
                                     AMOUNT   YIELD   AMOUNT  YIELD   AMOUNT   YIELD   AMOUNT   YIELD    AMOUNT   YIELD
                                     -------  -----   ------  -----   -------  -----   -------  -----   --------  -----
                                                                   (DOLLARS IN THOUSANDS)
U.S. Treasury securities...........  $   999  7.79%   $1,978  6.28%   $    --    --%   $    --    --%   $  2,977  6.79%
U.S. Government agency securities..    2,050  3.19    2,212   7.14     26,137  6.18     56,154  7.18      86,553  6.78
Municipal securities...............       --    --      995   5.32      8,545  5.30      8,150  5.23      17,690  5.27
Federal funds sold.................    9,904  6.04       --     --         --    --         --    --       9,904  6.04
Temporary investments..............    3,335  4.81       --     --         --    --         --    --       3,335  4.81
Other securities...................    3,540  5.95       --     --         --    --        529  6.00       4,069  5.96
                                     -------  -----   ------  -----   -------  -----   -------  -----   --------  -----
  Total securities.................  $19,828  5.61%   $5,185  6.47%   $34,682  5.96%   $64,833  6.93%   $124,528  6.43%
                                     -------  -----   ------  -----   -------  -----   -------  -----   --------  -----
                                     -------  -----   ------  -----   -------  -----   -------  -----   --------  -----

    The following table summarizes the carrying value and classification of securities:

                                                                    AS OF DECEMBER 31,
                                                              -------------------------------
                                                                1997       1996       1995
                                                              ---------  ---------  ---------
                                                                      (IN THOUSANDS)
Available-for-sale..........................................  $  41,612  $  25,626  $  29,530
Held-to-maturity............................................     71,012     78,054     81,231
                                                              ---------  ---------  ---------
    Total securities........................................  $ 112,624  $ 103,680  $ 110,761
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------

    At December 31, 1997, securities totaled $112.6 million, a increase of $8.9 million from $103.7 million at December 31, 1996. The increase occurred primarily in U.S. Government securities and the small increase in the portfolio as compared with the overall asset growth reflected the Company's use of funds from customers' deposits to fund loans. During 1996, securities decreased $7.1 million from $110.8 million at December 31, 1995, reflecting the increase in the loan portfolio. During 1995, the Company transferred from held-to-maturity to available-for-sale securities with an amortized cost of $50.9 million and concurrently sold $26.8 million of securities to realize a net gain of $81,000.

    The following table presents the amortized cost of securities classified as available-for-sale and their approximate fair values as of the dates shown:

                                       AS OF DECEMBER 31, 1997                            AS OF DECEMBER 31, 1996
                           ------------------------------------------------  --------------------------------------------------
                                           GROSS        GROSS                                 GROSS         GROSS
                            AMORTIZED   UNREALIZED   UNREALIZED     FAIR      AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                              COST         GAIN         LOSS        VALUE       COST          GAIN          LOSS        VALUE
                           -----------  -----------  -----------  ---------  -----------  -------------  -----------  ---------
                                                                      (IN THOUSANDS)
U.S. Treasury
  securities.............   $   2,977    $      63    $      --   $   3,040   $     997     $      31     $      --   $   1,028
U.S. Government agency
  securities.............      22,911          697           --      23,608      10,402           267            --      10,669
Municipal securities.....      10,320          575           --      10,895       7,446           350           (18)      7,778
Other securities.........       4,069           --           --       4,069       6,052            99            --       6,151
                           -----------  -----------  -----------  ---------  -----------        -----    -----------  ---------
  Total securities.......   $  40,277    $   1,335    $      --   $  41,612   $  24,897     $     747     $     (18)  $  25,626
                           -----------  -----------  -----------  ---------  -----------        -----    -----------  ---------
                           -----------  -----------  -----------  ---------  -----------        -----    -----------  ---------

                                                               AS OF DECEMBER 31, 1995
                                                  --------------------------------------------------
                                                                   GROSS         GROSS
                                                   AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                     COST          GAIN          LOSS        VALUE
                                                  -----------  -------------  -----------  ---------
                                                                    (IN THOUSANDS)
U.S. Treasury securities........................   $   1,994     $      68     $      --   $   2,062
U.S. Government agency securities...............      16,239           466           (16)     16,689
Municipal securities............................       6,708           441            --       7,149
Other securities................................       3,630            --            --       3,630
                                                  -----------        -----    -----------  ---------
  Total securities..............................   $  28,571     $     975     $     (16)  $  29,530
                                                  -----------        -----    -----------  ---------
                                                  -----------        -----    -----------  ---------

    The following table presents the amortized cost of securities classified as held-to-maturity and their approximate fair values as of the dates shown:

                                       AS OF DECEMBER 31, 1997                            AS OF DECEMBER 31, 1996
                           ------------------------------------------------  --------------------------------------------------
                                           GROSS        GROSS                                 GROSS         GROSS
                            AMORTIZED   UNREALIZED   UNREALIZED     FAIR      AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                              COST         GAIN         LOSS        VALUE       COST          GAIN          LOSS        VALUE
                           -----------  -----------  -----------  ---------  -----------  -------------  -----------  ---------
                                                                      (IN THOUSANDS)
U.S. Government agency
  securities.............   $  63,642    $     924    $    (141)  $  64,425   $  70,570     $     435     $    (810)  $  70,195
Municipal securities.....       7,370          211           --       7,581       7,484            56           (38)      7,502
                           -----------  -----------  -----------  ---------  -----------        -----    -----------  ---------
  Total securities.......   $  71,012    $   1,135    $    (141)  $  72,006   $  78,054     $     491     $    (848)  $  77,697
                           -----------  -----------  -----------  ---------  -----------        -----    -----------  ---------
                           -----------  -----------  -----------  ---------  -----------        -----    -----------  ---------

                                                               AS OF DECEMBER 31, 1995
                                                  --------------------------------------------------
                                                                   GROSS         GROSS
                                                   AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                                     COST          GAIN          LOSS        VALUE
                                                  -----------  -------------  -----------  ---------
                                                                    (IN THOUSANDS)
U.S. Government agency securities...............   $  73,495     $     396     $    (514)  $  73,377
Municipal securities............................       7,736           107           (12)      7,831
                                                  -----------        -----    -----------  ---------
  Total securities..............................   $  81,231     $     503     $    (526)  $  81,208
                                                  -----------        -----    -----------  ---------
                                                  -----------        -----    -----------  ---------

    DEPOSITS

    Average total deposits during 1997 increased to $416.9 million from $333.4 million in 1996, an increase of $83.5 million or 25.0%. The increase resulted primarily from the three branches opened in 1996 which contributed $30.8 million of the increase and strong growth at longer established branches. The Company's ratios of average noninterest-bearing demand deposits to average total deposits for the years ended December 31, 1997, 1996 and 1995 were 15.6%, 15.9% and 18.7%, respectively.

    The average daily balances and weighted average rates paid on deposits for each of the years ended December 31, 1997, 1996 and 1995 are presented below:

                                                                              YEARS ENDED DECEMBER 31,
                                                         -------------------------------------------------------------------
                                                                 1997                   1996                   1995
                                                         ---------------------  ---------------------  ---------------------
                                                           AMOUNT      RATE       AMOUNT      RATE       AMOUNT      RATE
                                                         ----------  ---------  ----------  ---------  ----------  ---------
                                                                               (DOLLARS IN THOUSANDS)
Interest-bearing deposits:
  Money market checking................................  $   26,765       2.60% $   24,664       2.59% $   21,666       2.58%
  Savings and money market deposits....................      76,799       3.56      66,992       3.54      47,556       3.37
  Time deposits less than $100,000.....................     145,004       5.41     113,172       5.32      71,383       5.50
  Time deposits $100,000 and over......................     103,443       5.64      75,398       5.65      49,342       5.63
                                                         ----------        ---  ----------        ---  ----------        ---
      Total interest-bearing deposits..................     352,011       4.86     280,226       4.74     189,947       4.67
Noninterest-bearing deposits...........................      64,884         --      53,129         --      43,802         --
                                                         ----------        ---  ----------        ---  ----------        ---
    Total deposits.....................................  $  416,895       4.11% $  333,355       3.99% $  233,749       3.80%
                                                         ----------        ---  ----------        ---  ----------        ---
                                                         ----------        ---  ----------        ---  ----------        ---

    The following table sets forth the amount of the Company's time deposits that are $100,000 or greater by time remaining until maturity:

                                                                          AS OF DECEMBER 31,
                                                                                 1997
                                                                        ----------------------
                                                                            (IN THOUSANDS)
Three months or less..................................................        $   29,807
Over three through six months.........................................            22,626
Over six through 12 months............................................            44,488
Over 12 months........................................................            11,966
                                                                                --------
  Total...............................................................        $  108,887
                                                                                --------
                                                                                --------

    OTHER BORROWINGS

    The following table presents the categories of other borrowings by the
Company:

                                                                                         AS OF DECEMBER 31,
                                                                                   -------------------------------
                                                                                     1997       1996       1995
                                                                                   ---------  ---------  ---------
                                                                                           (IN THOUSANDS)
Federal funds purchased and securities sold under repurchase agreements:
  on December 31.................................................................  $   5,000  $   5,000  $      --
  average during the year........................................................      1,804      1,227      1,203
  maximum month-end balance during the year......................................      7,000      5,000      6,000
FHLB notes:
  on December 31.................................................................  $  15,900  $   8,800  $   8,800
  average during the year........................................................     16,084      9,647     10,752
  maximum month-end balance during the year......................................     18,800     11,800     17,500
Other short-term borrowings:
  on December 31.................................................................  $     711  $     766  $     473
  average during the year........................................................        678        736        481
  maximum month-end balance during the year......................................      1,296        921        788

    At December 31, 1997, FHLB notes consisted of prepayable floating rate notes scheduled to mature during the fourth quarter of 1998, with total principal outstanding of $15.9 million and interest rates that reset periodically based on the six-month London Interbank Offered Rate ("LIBOR Rate") (5.84% at December 31, 1997) plus an adjustment ranging from minus 15 to plus five basis points. At December 31, 1996 and 1995, FHLB notes outstanding totaled $8.8 million and had an interest rate which reset periodically based on the three-month LIBOR Rate (5.81% and 5.56% at December 31, 1996 and 1995, respectively) plus 14 basis points. Additionally, the Company had several unused, unsecured lines of credit with correspondent banks totaling $7.0 million, $12.0 million and $7.0 million at December 31, 1997, 1996 and 1995, respectively.

    INTEREST RATE SENSITIVITY AND LIQUIDITY

    The following table sets forth an interest rate sensitivity analysis for the Company at December 31, 1997:

                                                               VOLUMES SUBJECT TO REPRICING WITHIN
                                --------------------------------------------------------------------------------------------------
                                  0-30      31-180      181-365                                            GREATER THAN
                                  DAYS       DAYS         DAYS      1-3 YEARS    3-5 YEARS    5-10 YEARS     10 YEARS      TOTAL
                                --------  ----------   ----------   ----------   ----------   ----------   ------------   --------
                                                                      (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Securities..................  $ 17,682  $   21,849   $   21,962   $   19,596   $    8,334   $   12,727     $ 10,474     $112,624
  Loans.......................   244,237      30,704       46,056       21,632        5,234        1,047           --      348,910
  Federal funds sold and other
    temporary investments.....    13,239          --           --           --           --           --           --       13,239
                                --------  ----------   ----------   ----------   ----------   ----------   ------------   --------
  Total interest-earning
    assets....................   275,158      52,553       68,018       41,228       13,568       13,774       10,474      474,773
                                --------  ----------   ----------   ----------   ----------   ----------   ------------   --------
Interest-bearing liabilities:
  Demand, money market and
    savings deposits..........        --      45,127       22,562       45,126           --           --           --      112,815
  Time deposits...............    38,510     114,753       73,918       29,464        1,809           --           --      258,454
  Federal funds purchased.....     5,000          --           --           --           --           --           --        5,000
  Other borrowings............       711      15,900           --           --           --           --           --       16,611
                                --------  ----------   ----------   ----------   ----------   ----------   ------------   --------
  Total interest-bearing
    liabilities...............    44,221     175,780       96,480       74,590        1,809           --           --      392,880
                                --------  ----------   ----------   ----------   ----------   ----------   ------------   --------
Period GAP....................  $230,937  $ (123,227)  $  (28,462)  $  (33,362)  $   11,759   $   13,774     $ 10,474     $ 81,893
Cumulative GAP................   230,937     107,710       79,248       45,886       57,645       71,419       81,893
Period GAP to total assets....     45.73%     (24.40%)      (5.64%)      (6.61%)       2.33%        2.73%        2.07%
Cumulative GAP to total
  assets......................     45.73%      21.33%       15.69%        9.08%       11.41%       14.14%       16.21%
Cumulative interest-earning
  assets to cumulative
  interest-bearing
  liabilities.................    622.23%     148.96%      125.04%      111.73%      114.67%      118.18%      120.84%

    At December 31, 1997, it was estimated that the Company's EVE would decrease 26.45% in the event of a 200 basis point increase in market interest rates. The Company's EVE at the same date would increase 5.37% in the event of a 200 basis point decrease in market interest rates.

    Presented below, as of December 31, 1997, is an analysis of the Company's interest rate risk as measured by changes in EVE for instantaneous and sustained parallel shifts of 200 basis points in market interest rates:

                                                                      EVE AS A % OF
                                                                 PRESENT VALUE OF ASSETS
                    $ CHANGE IN EVE                      ----------------------------------------
 CHANGE IN RATES    (IN THOUSANDS)     % CHANGE IN EVE         MV RATIO              CHANGE
-----------------  -----------------  -----------------  ---------------------  -----------------
     -200 bp           $   1,639               5.37%                6.32%             27 bp
        0 bp                  --                 --                 6.05%              --
     +200 bp              (8,069)            (26.45)%               4.54%           (151) bp

    See "--Financial Condition --Interest Rate Sensitivity and Liquidity" for the six months ended June 30, 1998 and June 30, 1997 for a discussion of the Company's policies regarding asset and liability risk management and liquidity.

    CAPITAL RESOURCES

    Shareholders' equity increased to $30.5 million at December 31, 1997 from $25.4 million at December 31, 1996, an increase of $5.1 million or 20.1%. This increase was primarily the result of net income of $4.2 million and the issuance of $1.0 million in Common Stock. During 1996, shareholders' equity increased by $1.9 million or 8.1%, from $23.5 million at December 31, 1995, primarily the result of net income of $2.0 million.

    The following table provides a comparison of the Company's and the Bank's leverage and risk-weighted capital ratios as of December 31, 1997 to the minimum and well capitalized regulatory standards:

                                          MINIMUM      WELL        ACTUAL RATIO AT
                                          REQUIRED  CAPITALIZED   DECEMBER 31, 1997
                                          -------   -----------   -----------------
THE COMPANY
  Leverage ratio........................   3.00%(1)      N/A            5.92%
  Tier 1 risk-based capital ratio.......   4.00          N/A            8.45
  Risk-based capital ratio..............   8.00          N/A            9.46
THE BANK
  Leverage ratio........................   3.00%(2)     5.00%           5.92%
  Tier 1 risk-based capital ratio.......   4.00         6.00            8.45
  Risk-based capital ratio..............   8.00        10.00            9.46

---------

(1) The Federal Reserve Board may require the Company to maintain a leverage ratio of up to 200 basis points above the required minimum.

(2) The OCC may require the Bank to maintain a leverage ratio of up to 200 basis points above the required minimum.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The following is a list of all of the directors and executive officers of the Company, their respective positions with the Company and the Bank and their ages as of June 30, 1998:

             NAME                                                POSITION                                        AGE
------------------------------  ---------------------------------------------------------------------------      ---
Helen F. Chen.................  Director of the Company and the Bank                                                 51
Tommy F. Chen.................  Director of the Company and the Bank                                                 61
May P. Chu....................  Director of the Company and the Bank                                                 50
Ann Crowther-Dixon............  Executive Vice President and Chief Operations Officer of the Bank                    50
Attilio F. Galli..............  Senior Vice President and Chief Financial Officer of the Company and the             48
                                 Bank
Jane W. Kwan..................  Director of the Company and the Bank                                                 49
William C. C. Kwan............  Director of the Company and the Bank                                                 53
Edward Lee....................  Director of the Company and the Bank                                                 48
John Lee......................  Director of the Company and the Bank                                                 55
David Tai.....................  Executive Vice President, Secretary and Director of the Company; Executive           48
                                 Vice President and Vice Chairman of the Board of the Bank
Joe Ting......................  Director of the Company and the Bank                                                 45
Don J. Wang...................  Chairman of the Board and President of the Company; Chairman of the Board            54
                                 and Chief Executive Officer of the Bank

    HELEN F. CHEN. Ms. Chen is a director of the Company and was elected as a member of the Board of Directors of the Bank in 1989. She is the President of Metro Investment Group, Inc., an investment company that holds shares of Common Stock as its principal asset. She is the President-elect of the Houston Chinese Schools Association and the Principal of the Houston Northwest Chinese School, where she served as Chairman of the Board from 1991 to 1997. A member of various civic organizations in Houston, Ms. Chen focuses her volunteer efforts in the Chinese community. Ms. Chen is the sister of Mr. Don J. Wang. Ms. Chen is not related to Mr. Tommy F. Chen.

    TOMMY F. CHEN. Mr. Chen is a director of the Company and an organizing director of the Bank. Mr. Chen serves on the Compensation Committee of the Company and on the Executive Committee, Asset Liability Committee and Directors Credit Committee of the Bank. Since 1983, he has been the owner of the Downtown Texaco (Subway) Station. He was an aerospace engineer at NASA for three years and worked for Chevron Oil Company and Amoco Oil Company for six years. Mr. Chen has held a real estate brokers license in Texas since 1981. He received a Masters degree in Physics from Clark University in Worcester, Massachusetts and a Masters degree and a Ph.D. in Electrical Engineering from the University of Oklahoma. Mr. Chen serves as a director on the Chinatown Community Development Board and is a member of the Taiwanese Chamber of Commerce of North America. Mr. Chen is not related to Ms. Helen F. Chen.

    MAY P. CHU. Ms. Chu is a director of the Company and an organizing director of the Bank. Ms. Chu serves on the Audit Committee and the Compensation Committee of the Company and on the Executive Committee, Asset Liability Committee and Directors Credit Committee of the Bank. She is the President and founder of Signet Consulting, a bank management consulting firm specializing in regulatory issues. She received a Bachelors degree in Physics from the University of California at Berkeley and a Ph.D. in Economics from Case Western Reserve University. Ms. Chu was employed at Texas Commerce Bank and Texas Commerce Bancshares, Inc. for more than five years, first in the Economic Division and subsequently in Mergers/Acquisitions.

    ANN CROWTHER-DIXON. Ms. Dixon joined the Bank in 1989 as a member of the Bank's financial acquisition team and managed the branch that originated from the purchase of assets and liabilities of Industrial Bank from the FDIC. She was promoted to Vice President and Internal Auditor and was responsible for creating the Audit and Loan Review Department. She was later given the responsibility of managing the operations, finance and facilities departments. Ms. Dixon was promoted to Executive Vice President and Chief Operations Officer in 1997. She also serves as the Chairperson of the EDP Steering Committee and the Year 2000 Committee. Ms. Dixon has extensive experience in the banking industry and began her 28 year banking career in Houston in 1970. Ms. Dixon was born in England and attended St. James University in Leeds before entering the British diplomatic corps in Washington D.C. in 1968. Ms. Dixon is also a member of Financial Women International.

    ATTILIO F. GALLI. Mr. Galli joined the Company on July 29, 1998 as Senior Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Galli was President and Chief Executive Officer of Alliance Financial of Houston, a venture capital management company focusing on women and minority-owned businesses. Prior to forming Alliance Financial of Houston, Mr. Galli was an Executive Vice President of the Bank, where he was in charge of the Loan Administration Department. Prior to his first association with the Bank, Mr. Galli was Managing Director and founding partner of McKenna & Company, an investment bank providing middle market companies with merger, acquisition and private placement services. Prior to founding McKenna & Company, Mr. Galli had a 16-year career with Citicorp/ Citibank in successive promotional assignments including Western U.S. Department Head for Financial Institutions Corporate Finance, Southwest Regional Manager Wholesale Mortgage Bank, and Western U.S. Regional Manager Oil and Gas Department. Mr. Galli's professional and civic affiliations include service as a director and member of the Alternative Finance Committee-Houston Credit Coalition, a member of the Alternative Finance Committee-Houston Business Council, a member of the Houston

Venture Capital Association, a member of the Steering Committee of the Houston Technology Incubator, a member of the Board of Directors of the Phillipine-American Chamber of Commerce and a member of Texas Small Business United. Mr. Galli holds a Bachelors degree in Management from Louisiana State University in New Orleans.

    JANE W. KWAN. Ms. Kwan is a director of the Company and was elected a member of the Board of Directors of the Bank in 1993. She is the Supervisor of Purchasing and Inventory-Financial Management at the University of Texas M.D. Anderson Cancer Center. During her 27 year tenure at the University of Texas M.D. Anderson Cancer Center, she has held various positions including staff pharmacist, Outpatient Pharmacy Supervisor and Coordinator of Pharmacy Alternate Delivery Programs. She is licensed as a Registered Pharmacist in Georgia and Texas and is also a licensed real estate broker in Texas. She received a Bachelor of Science degree from the University of Georgia and a Masters degree in Public Health from the University of Texas School of Public Health. Ms. Kwan is involved in the Health Education for Asians League of Houston and is a Coordinator for the Chinese Community Health Fair. Ms. Kwan is the wife of Mr. William C.C. Kwan

    WILLIAM C.C. KWAN. Mr. Kwan is a director of the Company and an organizing director of the Bank. Mr. Kwan serves on the Audit Committee of the Company. He is the General Manager of Jinshun Properties Co., Ltd., a real estate development company. He has served as the President of William Kwan and Associates and was the Chief Architect at John Chase Architects for sixteen years. He received a Bachelors degree in Architectural Engineering from the Chu Hai College in Hong Kong, a Bachelors degree in Architecture from the Georgia Institute of Technology in Atlanta, Georgia and a Masters degree in Architecture from Rice University, in Houston, Texas. Mr. Kwan has been a Registered Architect in the State of Texas since 1975. Mr. Kwan is the husband of Ms. Jane
W. Kwan.

    EDWARD LEE. Mr. Lee is a director of the Company and an organizing director of the Bank. He is the President of Lafitte Frozen Foods Corporation, Hontex Enterprises, Inc. and Bayou Dock Seafood, Inc., each of which is a seafood related business. Mr. Lee served as Executive Vice President of Kam Kuo Food Corporation in New York from 1975 to 1979. In 1974, Mr. Lee served as an Import Manager at Dah Chong Hong Trading Company in New York. He received a certificate in International Business Management from New York University and attended Bariadu Medical College in India for two years. Mr. Lee is not related to Mr. John Lee.

    JOHN LEE. Mr. Lee is a director of the Company and an organizing director of the Bank. Mr. Lee serves on the Audit Committee of the Company. He is an Executive Vice President of Alpha Seafood Enterprises, Inc. and serves as the Treasurer, Director and co-founder of United Oriental Capital Corporation, a Specialized Small Business Investment Company. For six years, Mr. Lee served as President and manager for numerous motels in the Houston area. Mr. Lee received a Bachelors degree in Economics from National Chung Hsing University. Mr. Lee is a member of the Taiwanese Chamber of Commerce of North America. Mr. Lee is the brother-in-law of Mr. David Tai. Mr. Lee is not related to Mr. Edward Lee.

    DAVID TAI. Mr. Tai is a director of the Company and was elected as a member of the Board of Directors of the Bank in 1988. Mr. Tai is the Executive Vice President and Secretary of the Company and Executive Vice President and Vice Chairman of the Board of the Bank where he serves on the Directors Credit Committee. Mr. Tai is a leader in the Asian-American community through his active involvement in several organizations. He is currently the President of the Taiwanese Chamber of Commerce of Greater Houston. He is the Executive Advisor of the Taiwanese Chamber of Commerce of North America, an organization that has members in 25 cities across the United States, Canada, and Mexico. He is also active in the World Taiwanese Chamber of Commerce and serves as its Executive Consular. He received a Bachelors of Business Administration degree from Fu-Jen Catholic University in Taiwan in 1974 and received a Masters in Business Administration degree from Murray State University in 1977. Mr. Tai is a member of the Asian Realtors Association, the Asian Chamber of Commerce and the United Way. He is a Counselor at the Taiwanese Cultural Center. Mr. Tai is the brother-in-law of Mr. John Lee.

    JOE TING. Mr. Ting is a director of the Company and was elected as a member of the Board of Directors of the Bank in 1989. Mr. Ting serves on the Compensation Committee of the Company and on the Executive Committee, Asset Liability Committee and the Directors Credit Committee of the Bank. He is the President of West Plaza Management, Inc., a real estate management company. Mr. Ting has extensive knowledge in the plastic manufacturing industry and real estate investments. Mr. Ting is a member of the Taiwanese Chamber of Commerce of North America. He received a Masters in Business Administration degree from the Florida Institute of Technology.

    DON J. WANG. Mr. Wang is a director of the Company and an organizing director of the Bank. Mr. Wang serves as Chairman of the Board and President of the Company and Chairman of the Board and Chief Executive Officer of the Bank. Mr. Wang has also been Chairman of the Board of New Era Life Insurance Company since 1989. Mr. Wang served as President of the Taiwanese Chamber of Commerce of North America in 1992 and currently sits on the Advisory Board. He served as a Board member of the Greater Houston Partnership in 1994. Mr. Wang serves on the Board of Directors of the Harris County Adult Detention Zone Corporation and the Hope Shelter/Abused Children Program and the Advisory Board of the Chinese Community Center. He is Chairman of the Chinese Senior Estates/Senior Housing Project and Co-Chairman of the Asian and Pacific Island Division of the United Way. Mr. Wang also serves on the Advisory Committee of Export-Import Bank of the United States and is active in the Sam Houston Chapter of the Boy Scouts of America and the Houston Image Group. On April 29, 1993, Mayor Bob Lanier proclaimed "Don J. Wang Day" in Houston in honor of Mr. Wang's abundant achievements in the realm of Asian community relations. He received a Bachelors of Science degree from National Chung Hsing University and a Masters of Science degree from Utah State University. Mr. Wang is the brother of Ms. Helen F. Chen.

    Directors are elected for three year terms, classified into Classes I, II and III. Ms. Chen and Messrs. Kwan and Edward Lee are Class I directors with terms of office expiring on the date of the Company's annual meeting of shareholders in 1999; Ms. Chu and Messrs. John Lee and Ting are Class II directors with terms of office expiring on the date of the Company's annual meeting in 2000; and Ms. Kwan and Messrs. Chen, Tai and Wang are Class III directors with terms of office expiring on the date of the Company's annual meeting of shareholders in 2001. Each officer of the Company is elected by the Board of Directors of the Company and holds office until his successor is duly elected and qualified or until his or her earlier death, resignation or removal.

    The Board of Directors has established Audit and Compensation Committees. The Audit Committee reviews the general scope of the audit conducted by the Company's independent auditors and matters relating to the Company's internal control systems. In performing its function, the Audit Committee meets separately with representatives of the Company's independent auditors and with representatives of senior management. The Audit Committee is composed of Ms. Chu and Messrs. Kwan and John Lee, each of whom is an outside director.

    The Compensation Committee is responsible for making recommendations to the Board of Directors with respect to the compensation of the Company's executive officers and is responsible for the establishment of policies dealing with various compensation and employee benefit matters. The Compensation Committee also administers the Company's stock option plans and makes recommendations to the Board of Directors as to option grants to Company directors and employees under such plans. The Compensation Committee is comprised of Ms. Chu and Messrs. Chen and Ting, each of whom is an outside director. No officers of the Company participate in Compensation Committee deliberations concerning their compensation or other benefits.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Prior to the formation of the Compensation Committee in 1998, matters related to compensation, employee benefit matters and stock options were considered by the Management Committee of the Bank, which included Messrs. Tai and Wang. Messrs. Tai and Wang participated in determinations as to compensation and grants of stock options to executive officers, including themselves. Final determination regarding compensation and stock options was made by the Board of Directors of the Bank.

DIRECTOR COMPENSATION

    The Board of Directors of the Company anticipates that it will meet quarterly. Outside directors of the Company receive a fee of $500 for attending Company Board meetings. The Bank's Board of Directors meets monthly. Outside directors of the Bank receive a fee of $500 for each meeting of the Bank's Board of Directors attended and receive a fee of $300 for each Board Committee meeting attended. Mr. Tommy F. Chen receives a fee of $3,000 per month for analysis and evaluation of proposed loans secured by real estate.

    Historically, the Company paid its directors, including directors who were officers of the Company, an annual bonus based on the Company's performance. In 1997, 1996 and 1995, the Company paid bonuses to directors aggregating $195,672, $159,737 and $146,600, respectively. In February of 1998, based on the Company's 1997 performance, the Company paid its directors, including directors who were officers of the Company, a stock bonus with an aggregate value of $253,664.

    The Company has replaced its director bonus policy with the Non-Employee Director Stock Bonus Plan (the "Director Plan"). See "--Stock Plans." The Company does not plan to pay cash bonuses to directors in the future.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

    The following table provides certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's President, a former chief executive officer who served during 1997 and each of the other two most highly compensated executive officers of the Company whose compensation exceeds $100,000 (determined as of the end of the last fiscal year) for the fiscal year ended December 31, 1997. The table does not include $40,551 paid in 1997 to each of Mr. Wang and Mr. Tai as 1996 director performance bonuses and does not include $48,918 paid to Mr. Tioseco in 1997 as a 1996 performance bonus.

                           SUMMARY COMPENSATION TABLE
                              ANNUAL COMPENSATION

                                                                                                      1997
                                                                 OTHER ANNUAL        ALL OTHER      DIRECTOR
NAME AND PRINCIPAL POSITION               SALARY      BONUS    COMPENSATION(1)    COMPENSATION(2)     BONUS
--------------------------------------  ----------  ---------  ----------------  -----------------  ---------
Don J. Wang,..........................  $  105,000  $      --     $   22,308         $   5,092      $  52,575(3)
  Chairman of the Board and President
  of the Company; Chairman of the
  Board and Chief Executive Officer of
  the Bank
David Tai,............................      98,750         --         10,465             4,369         52,575(3)
  Executive Vice President and
  Secretary of the Company; Executive
  Vice President and Vice Chairman of
  the Board of the Bank

Eduardo U. Tioseco(4),................     118,917         --         30,125             7,830             --
  Former President and Chief Executive
  Officer of the Bank
Jairo Cadena(5),......................      97,250     12,000         17,492             5,070             --
  Former Executive Vice President of
  the Bank

---------

(1) Represents the amount paid to compensate such officers for car allowance and sick pay. Upon adoption of a new sick pay policy in 1998, the Company paid all employees their cumulative accrued sick pay balances.

(2) Consists of contributions by the Company to the 401(k) Plan.

(3) In February 1998, 6,848 shares of stock with an aggregate value of $52,575 were issued to each of Mr. Wang and Mr. Tai as 1997 director performance bonuses. See "--Director Compensation."

(4) Mr. Tioseco resigned as President and Chief Executive Officer of the Bank effective in August of 1997.

(5) Mr. Cadena resigned as Executive Vice President of the Bank in June of 1998.

STOCK PLANS

    The Company has four stock plans which were originally developed and instituted by the Bank and assumed by the Company in the holding company formation. Except for a non-qualified stock option plan for the six founding directors of the Bank, each of the plans was approved by the shareholders of the Bank in 1998.

    The Company has outstanding options issued to the six founding directors of the Bank to purchase 120,000 shares of Common Stock pursuant to a non-qualified stock option plan ("Founding Director Plan"). Pursuant to the Founding Director Plan, each of the six founding directors of the Bank (Tommy F. Chen, May P. Chu, Edward Lee, John Lee, David Tai and Don J. Wang) were granted options to purchase 20,000 shares of Common Stock at a price of $11.00 per share. The options must be exercised by July 24, 2003. No additional options may be granted under the Founding Director Plan.

    The Company's Director Plan authorizes the issuance of up to 60,000 shares of Common Stock to the directors of the Company who do not serve as an officer of the Company. Under the Director Plan, up to 12,000 shares of Common Stock may be issued each year for a five year period if the Company achieves certain return on equity ratios with no shares to be issued if the Company's return on equity is below 13.0%. Shares will be allocated among the non-employee directors with preference given to those directors who also serve on one or more committees of the Board of Directors. There are currently no shares issued under the Director Plan.

    The Company's 1998 Employee Stock Purchase Plan ("Purchase Plan") authorizes the offer and sale of up to 200,000 shares of Common Stock to employees of the Company and its subsidiaries. Each year the Board of Directors will determine the number of shares to be offered under the Purchase Plan; provided that in any one year the offering may not exceed 20,000 shares. The offering price of each share will be the closing price of a share of Common Stock on the business day immediately prior to the commencement of such offering. In each offering, each employee may purchase a number of whole shares of Common Stock that are equal to 10% of the employee's base salary divided by the offering price. Pursuant to the Purchase Plan, the employee pays for the Common Stock through a two year payroll deduction program.

    The Company's 1998 Stock Incentive Plan ("Incentive Plan") authorizes the issuance of up to 200,000 shares of Common Stock under both "non-qualified" and "incentive stock" options and performance shares of Common Stock. Non-qualified options and incentive stock options will be granted at no less than the fair market value of the Common Stock and must be exercised within five years. Performance shares are certificates representing the right to acquire shares of Common Stock upon the satisfaction of performance goals established by the Company. Holders of performance shares have all of the voting, dividend and other rights of shareholders of the Company, subject to the terms of the award agreement relating to such shares. If the performance goals are achieved, the performance shares will vest and may be exchanged for shares of Common Stock. If the performance goals are not achieved, the performance shares may be forfeited. There are currently no options or performance shares granted under the Incentive Plan.

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. This statement established fair value based accounting and reporting standards for all transactions in which a company acquires goods or services by issuing its equity investments, which includes stock-based compensation plans. Under Statement No. 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Fair value of stock options is determined using an option- pricing model. This statement encourages companies to adopt as prescribed the fair value based method of accounting to recognize compensation expense for employee stock compensation plans. However, it does not require the fair value based method to be adopted but a company must comply with the disclosure requirements set forth in the statement. The Company has continued to apply accounting in Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related Interpretations, and, accordingly, will provide the pro forma disclosures of net income and earnings per share.

OPTION GRANTS DURING 1997

    The Company did not grant any options during 1997.

STOCK OPTION EXERCISES AND FISCAL YEAR END VALUES

    The following table sets forth certain information concerning stock options exercised during 1997 and the number and value of unexercised options held by each of the named executives at December 31, 1997:

                                                                    NUMBER OF SECURITIES
                                                                   UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                      NUMBER OF                           OPTIONS             IN-THE-MONEY OPTIONS AT
                                       SHARES         DOLLAR        AT DECEMBER 31, 1997         DECEMBER 31, 1997
                                    ACQUIRED UPON      VALUE     --------------------------  --------------------------
NAME                               OPTION EXERCISE  REALIZED(1)  EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
---------------------------------  ---------------  -----------  -----------  -------------  -----------  -------------
Eduardo U. Tioseco (2)...........        79,860      $ 396,585           --             --    $      --    $        --

---------

(1) Market value of the underlying securities at exercise date, minus the exercise price.

(2) Mr. Tioseco resigned as President and Chief Executive Officer of the Bank effective in August of 1997.

BENEFIT PLAN

    The Company has established a defined contributory profit sharing plan pursuant to Internal Revenue Code Section 401(k) covering substantially all employees (the "Plan"). The Plan provides for pretax employee contributions of up to 15.0% of annual compensation plus any additional discretionary after-tax employee contributions. The Company matches participants' contributions to the Plan of up to 4.0% of each participant's salary. Total Plan expenses charged to the Company's operations for 1997, 1996 and 1995 were approximately $245,000, $190,000 and $144,000, respectively. The Company has budgeted $250,000 for 1998 contributions.

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

    Many of the directors, executive officers and principal shareholders of the Company (i.e., those who own 10% or more of the Common Stock) and their associates, which include corporations, partnerships and other organizations in which they are officers or partners or in which they and their immediate families have at least a 5% interest, are customers of the Company. During 1997, the Company made loans in the ordinary course of business to many of the directors, executive officers and principal shareholders of the Company and their associates, all of which were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unaffiliated with the Company and did not involve more than the normal risk of collectibility or present other unfavorable features. Loans to directors, executive officers and principal shareholders of the Company are subject to limitations contained in the Federal Reserve Act, the principal effect of which is to require that extensions of credit by the Company to executive officers, directors and principal shareholders satisfy the foregoing standards. On June 30, 1998, all of such loans aggregated $2.8 million, which was approximately 9.86% of the Company's Tier 1 capital at such date. The Company expects to have such transactions or transactions on a similar basis with its directors, executive officers and principal shareholders and their associates in the future.

    The Company leases space for its loan production office in New Orleans pursuant to a lease arrangement with Mr. Edward Lee, a director of the Company. The lease arrangement was entered into on an arm's length basis on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 30, 1998, and as adjusted to reflect the sale of the Common Stock offered hereby by (i) each director of the Company, (ii) each person who is known by the Company to own beneficially 5% or more of the Common Stock and (iii) all directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and dispositive power over the shares indicated as owned by such person and the address of each shareholder is the same as the address of the Company.

                                                                     PERCENTAGE BENEFICIALLY OWNED
                                                 NUMBER OF       -------------------------------------
                                                  SHARES         BEFORE OFFERING     AFTER OFFERING(1)
                                               -------------     ---------------     -----------------
PRINCIPAL SHAREHOLDERS
---------------------------------------------
Metro Investment Group, Inc.(2)..............        484,128           8.56%                6.67%
Siah Chin Leong(3)...........................        460,000           8.14%                6.34%
Leslie Looi Meng(4)..........................        385,992           6.83%                5.32%
Shou Chiun Ting(5)...........................        371,768           6.57%                5.12%
Band & Co(6).................................        293,664           5.19%                4.05%

DIRECTORS AND EXECUTIVE OFFICERS
---------------------------------------------
Helen F. Chen................................        555,784(7)        9.83%                7.66%
Tommy F. Chen................................        170,700(8)        3.01%                2.35%
May P. Chu...................................        108,064(9)        1.90%                1.49%
Jane W. Kwan.................................         20,436              *                    *
William C.C. Kwan............................         21,376              *                    *
Edward Lee...................................        123,044(10)       2.17%                1.69%
John Lee.....................................        146,052(11)       2.58%                2.01%
David Tai....................................        226,388(12)       3.99%                3.11%
Joe Ting.....................................         66,028(13)       1.17%                   *
Don J. Wang..................................        507,780(14)       8.95%                6.98%
                                               -------------
Directors and Executive Officers as a Group
  (11 persons)...............................      1,945,652          34.41%               26.82%

---------

   * Indicates ownership which does not exceed 1.0%

 (1) Assumes the issuance of 1,500,000 shares in the Offering.

 (2) Metro Investment Group, Inc.'s address is 5511 Woodville Lane, Spring, Texas 77379. The sole shareholder of Metro Investment Group, Inc. is Thomas Wu. Director Helen F. Chen is the President of Metro Investment Group, Inc.

 (3) Siah Chin Leong's address is 701-703 Asia Life Building, Jalan Seggett, 80000 Johor Bahru, Johor Darul Takzim, Malaysia.

 (4) Leslie Looi Meng's address is Aloha Towers, No. 05-02, Block A, 1 Jalan Kolam Air, 80100 Johor Bahru, Johor, Malaysia.

 (5) Mr. Shou Chiun Ting's address is 15 Thornhill Oaks, Houston, Texas 77015. Includes 168,076 held of record by Luxor Holding Corporation over which Mr. Shou Chiun Ting has voting and investment control. Shou Chiun Ting is the father of Director Joe Ting.

 (6) Band & Co.'s address is c/o Heartland Advisors, 780 Milwaukee Street, Milwaukee, Wisconsin 53202.

 (7) Includes 484,128 shares held of record by Metro Investment Group, Inc. of which Ms. Chen is the President.

 (8) Includes 20,000 shares which may be acquired under the Founding Director Plan and 67,980 shares held of record by Veronica W. Chen, the wife of Mr. Tommy F. Chen.

 (9) Includes 20,000 shares which may be acquired under the Founding Director Plan.

 (10) Includes 20,000 shares which may be acquired under the Founding Director Plan, 95,856 shares held of record by Betty Chu Lee, the wife of Mr. Edward Lee and 4,176 shares held of record by the Theodore and Joia Lee Trust, of which Mr. Edward Lee is the trustee.

 (11) Includes 20,000 shares which may be acquired under the Founding Director Plan, 25,456 shares held of record by Lee Su Huang, the sister of Mr. John Lee, 13,312 shares held of record by Flora Yi Fang Lee, the daughter of Mr. John Lee, and 13,312 shares held of record by Roger Chiche Lee, the son of Mr. John Lee.

 (12) Includes 20,000 shares which may be acquired under the Founding Director Plan.

 (13) Includes 2,200 shares held of record by Candace Ting, the daughter of Mr. Joe Ting, 2,200 shares held of record by Joseph Ting, the son of Mr. Joe Ting, and 2,200 shares held of record by Regina Ting, the daughter of Mr. Joe Ting.

 (14) Includes 20,000 shares which may be acquired under the Founding Director Plan, 210,084 shares held of record by the Emily Wang Trust, 210,084 shares held of record by the Michael Wang Trust and 1,152 shares held of record by Ming Wang, the wife of Mr. Don J. Wang.

                           SUPERVISION AND REGULATION

    The supervision and regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds of the FDIC and the banking system as a whole, and not for the protection of the bank holding company shareholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks including the power to impose substantial fines and other penalties for violations of laws and regulations.

    The following description summarizes some of the laws to which the Company and the Bank are subject. References herein to applicable statutes and regulations are brief summaries thereof, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.

THE COMPANY

    The Company is a bank holding company registered under the BHCA, and it is subject to supervision, regulation and examination by the Federal Reserve Board. The BHCA and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

    REGULATORY RESTRICTIONS ON DIVIDENDS; SOURCE OF STRENGTH. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

    Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve Board policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

    In the event of a bank holding company's bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

    ACTIVITIES "CLOSELY RELATED" TO BANKING. The BHCA prohibits a bank holding company, with certain limited exceptions, from acquiring direct or indirect ownership or control of any voting shares of any company which is not a bank or from engaging in any activities other than those of banking, managing or controlling banks and certain other subsidiaries, or furnishing services to or performing services for its subsidiaries. One principal exception to these prohibitions allows the acquisition of interests in companies whose activities are found by the Federal Reserve Board, by order or regulation, to be so closely related to banking or managing or controlling banks, as to be a proper incident thereto. Some of the activities that have been determined by regulation to be closely related to banking are making or servicing loans, performing certain data processing services, acting as an investment or financial advisor to certain investment trusts and investment companies, and providing securities brokerage services. Other activities approved by the Federal Reserve Board include consumer financial counseling, tax planning and tax preparation, futures and options advisory services, check guaranty services, collection agency and credit bureau services, and personal property appraisals. In approving acquisitions by bank holding companies of companies engaged in banking-related activities, the Federal Reserve Board considers a number of factors, and weighs the expected benefits to the public (such as greater convenience and increased competition or gains in efficiency) against the risks of possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices). The Federal Reserve Board is also empowered to differentiate between activities commenced de novo and activities commenced through acquisition of a going concern.

    SECURITIES ACTIVITIES. The Federal Reserve Board has approved applications by bank holding companies to engage, through nonbank subsidiaries, in certain securities-related activities (underwriting of municipal revenue bonds, commercial paper, consumer receivable-related securities and one-to-four family mortgage-backed securities), provided that the affiliates would not be "principally engaged" in such activities for purposes of Section 20 of the Glass-Steagall Act. In limited situations, holding companies may be able to use such subsidiaries to underwrite and deal in corporate debt and equity securities.

    SAFE AND SOUND BANKING PRACTICES. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve Board's Regulation Y, for example, generally requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Depending upon the circumstances, the Federal Reserve Board could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

    The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1,000,000 for each day the activity continues.

    ANTI-TYING RESTRICTIONS. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

    CAPITAL ADEQUACY REQUIREMENTS. The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. As of June 30, 1998, the Company's ratio of Tier 1 capital to total risk-weighted assets was 8.71% and its ratio of total capital to total risk-weighted assets was 10.12%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources."

    In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 capital divided by its average total consolidated assets. Certain highly-rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies may be required to maintain a leverage ratio of up to 200 basis points above the regulatory minimum. As of June 30, 1998, the Company's leverage ratio was 6.34%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources."

    The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

    IMPOSITION OF LIABILITY FOR UNDERCAPITALIZED SUBSIDIARIES. Bank regulators are required to take "prompt corrective action" to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

    The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

    ACQUISITIONS BY BANK HOLDING COMPANIES. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served, and various competitive factors.

    CONTROL ACQUISITIONS. The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% of more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the Company.

    In addition, any company is required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of the outstanding Common Stock of the Company, or otherwise obtaining control or a "controlling influence" over the Company.

THE BANK

    The Bank is a nationally chartered banking association, the deposits of which are insured by the Bank Insurance Fund ("BIF") of the FDIC. The Bank's primary regulator is the OCC. By virtue of the insurance of its deposits, however, the Bank is also subject to supervision and regulation by the FDIC. Such supervision and regulation subjects the Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the OCC. Because the Federal Reserve Board regulates the bank holding company parent of the Bank, the Federal Reserve Board also has supervisory authority which directly affects the Bank.

    BRANCHING. The establishment of a branch must be approved by the OCC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers.

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
    RESTRICTIONS ON TRANSACTIONS WITH AFFILIATES AND INSIDERS. Transactions between the Bank and its nonbanking subsidiaries, including the Company, are subject to Section 23A of the Federal Reserve Act. In general, Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of the Company or its subsidiaries.

    Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

    The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

    RESTRICTIONS ON DISTRIBUTION OF SUBSIDIARY BANK DIVIDENDS AND ASSETS. For the foreseeable future it is anticipated that dividends paid by the Bank to the Company will be the Company's principal source of operating funds. Capital adequacy requirements serve to limit the amount of dividends that may be paid by the Bank. Until capital surplus equals or exceeds capital stock, a national bank must transfer to surplus 10% of its net income for the preceding four quarters in the case of an annual dividend or 10% of its net income for the preceding two quarters in the case of a quarterly or semiannual dividend. The Bank's capital surplus exceeds its capital stock. Without prior approval, a national bank may not declare a dividend if the total amount of all dividends, declared by the bank in any calendar year exceeds the total of the bank's retained net income for the current year and retained net income for the preceding two years. Under federal law, the Bank cannot pay a dividend if, after paying the dividend, the Bank will be "undercapitalized." The OCC may declare a dividend payment to be unsafe and unsound even though the Bank would continue to meet its capital requirements after the dividend.

    Because the Company is a legal entity separate and distinct from its subsidiaries, its right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company (such as the Company) or any shareholder or creditor thereof.

    EXAMINATIONS. The OCC periodically examines and evaluates insured banks. Based upon such an evaluation, the OCC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the OCC-determined value and the book value of such assets.

    AUDIT REPORTS. Insured institutions with total assets of $500 million or more must submit annual audit reports prepared by independent auditors to federal regulators. In some instances, the audit report of the institution's holding company can be used to satisfy this requirement. Auditors must receive examination reports, supervisory agreements and reports of enforcement actions. In addition, financial statements prepared in accordance with generally accepted accounting principles, management's certifications concerning responsibility for the financial statements, internal controls and compliance with legal requirements designated by the OCC, and an attestation by the auditor regarding the statements of management relating to the internal controls must be submitted. For institutions with total assets of more than $3 billion, independent auditors may be required to review quarterly financial statements. FDICIA requires that independent audit committees be formed, consisting of outside directors only. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel, and must not include representatives of large customers.

    CAPITAL ADEQUACY REQUIREMENTS. Similar to the Federal Reserve Board's requirements for bank holding companies, the OCC has adopted regulations establishing minimum requirements for the capital adequacy of national banks. The OCC may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

    The OCC's risk-based capital guidelines generally require national banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% and a ratio of total capital to total risk-weighted assets of 8.0%. As of June 30, 1998, the Bank's ratio of Tier 1 capital to total risk-weighted assets was 8.71% and its ratio of total capital to total risk-weighted assets was 10.12%. See "Management's Discussion and Analysis of Financial Condition and Results of Operation of the Company--Capital Resources."

    The OCC's leverage guidelines require national banks to maintain Tier 1 capital of no less than 5.0% of average total assets, except in the case of certain highly rated banks for which the requirement is 3.0% of average total assets. As of June 30, 1998, the Bank's ratio of Tier 1 capital to average total assets (leverage ratio) was 6.34%. See "Management's Discussion and Analysis of Financial Condition and Results of Operation of the Company--Capital Resources."

    CORRECTIVE MEASURES FOR CAPITAL DEFICIENCIES. The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "under capitalized," "significantly under capitalized" and "critically under capitalized." A "well capitalized" bank has a total risk based capital ratio of 10.0% or higher; a Tier 1 risk based capital ratio of 6.0% or higher; a leverage ratio of 5.0% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An "adequately capitalized" bank has a total risk based capital ratio of 8.0% or higher; a Tier 1 risk based capital ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well capitalized bank. A bank is "under capitalized" if it fails to meet any one of the ratios required to be adequately capitalized.

    In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment, and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

    As an institution's capital decreases, the OCC's enforcement powers become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. The OCC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

    Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

    DEPOSIT INSURANCE ASSESSMENTS. The Bank must pay assessments to the FDIC for federal deposit insurance protection. The FDIC has adopted a risk based assessment system as required by FDICIA. Under this system, FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. Institutions assigned to higher-risk classifications (that is, institutions that pose a greater risk of loss to their respective deposit insurance funds) pay assessments at higher rates than institutions that pose a lower risk. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. In addition, the FDIC can impose special assessments in certain instances.

    The FDIC established a process for raising or lowering all rates for insured institutions semi-annually if conditions warrant a change. Under this new system, the FDIC has the flexibility to adjust the assessment rate schedule twice a year without seeking prior public comment, but only within a range of five cents per $100 above or below the premium schedule adopted. Changes in the rate schedule outside the five cent range above or below the current schedule can be made by the FDIC only after a full rulemaking with opportunity for public comment.

    On September 30, 1996, President Clinton signed into law an act that contained a comprehensive approach to recapitalizing the Savings Association Insurance Fund ("SAIF") and to assure the payment of the Financing Corporation's ("FICO") bond obligations. Under this new act, banks insured under the BIF are required to pay a portion of the interest due on bonds that were issued by FICO to help shore up the ailing Federal Savings and Loan Insurance Corporation in 1987. The BIF rate must equal one-fifth of the SAIF rate through year-end 1999, or until the insurance funds are merged, whichever occurs first. Thereafter BIF and SAIF payers will be assessed pro rata for the FICO bond obligations. With regard to the assessment for the FICO obligation, the current BIF rate is .0126% of deposits and the SAIF rate is .0630% of deposits.

    ENFORCEMENT POWERS. The FDIC and the other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject the Company or its banking subsidiaries, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. The appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan.

    BROKERED DEPOSIT RESTRICTIONS. Adequately capitalized institutions cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll over brokered deposits.

    CROSS-GUARANTEE PROVISIONS. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") contains a "cross-guarantee" provision which generally makes commonly controlled insured depository institutions liable to the FDIC for any losses incurred in connection with the failure of a commonly controlled depository institution.

    COMMUNITY REINVESTMENT ACT. The Community Reinvestment Act of 1977 ("CRA") and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. FIRREA requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or

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to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction.

    CONSUMER LAWS AND REGULATIONS. In addition to the laws and regulations discussed herein, the Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

INSTABILITY OF REGULATORY STRUCTURE

    Various legislation, including proposals to overhaul the bank regulatory system, expand the powers of banking institutions and bank holding companies and limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. Such legislation may change banking statutes and the operating environment of the Company and its banking subsidiaries in substantial and unpredictable ways. The Company cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations with respect thereto, would have upon the financial condition or results of operations of the Company or its subsidiaries.

EXPANDING ENFORCEMENT AUTHORITY

    One of the major additional burdens imposed on the banking industry by FDICIA is the increased ability of banking regulators to monitor the activities of banks and their holding companies. In addition, the Federal Reserve Board and OCC are possessed of extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution which it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions. FDICIA, FIRREA and other laws have expanded the agencies' authority in recent years, and the agencies have not yet fully tested the limits of their powers.

EFFECT ON ECONOMIC ENVIRONMENT

    The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

    Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the Company and its subsidiaries cannot be predicted.

                    DESCRIPTION OF SECURITIES OF THE COMPANY

AUTHORIZED CAPITAL STOCK

    The authorized capital stock of the Company consists of (i) 2,000,000 shares of preferred stock, $1.00 per share par value ("Preferred Stock"), issuable in series, none of which are issued and outstanding and (ii) 20,000,000 shares of Common Stock, $1.00 per share par value, of which 5,654,560 shares were issued and outstanding as of June 30, 1998. The terms of any new series of Preferred Stock may be fixed by the Board of Directors of the Company within certain limits set by the Company's Articles of Incorporation. As of the date of this Prospectus, an additional 120,000 shares of Common Stock were issuable upon exercise of the Company's outstanding director stock options.

    The following discussion of the terms and provisions of the Company's capital stock is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

PREFERRED STOCK

    The Company is authorized to issue 2,000,000 shares of Preferred Stock. The Preferred Stock (or other securities convertible in whole or in part into Preferred Stock) is available for issuance from time to time for various purposes as determined by the Company's Board of Directors, including, without limitation, making future acquisitions, raising additional equity capital and financing. Subject to certain limits set by the Company's Articles of Incorporation, the Preferred Stock (or such convertible securities) may be issued on such terms and conditions, and at such times and in such situations, as the Board of Directors in its sole discretion determines to be appropriate, without any further approval or action by the shareholders (unless otherwise required by laws, rules, regulations or agreements applicable to the Company).

    Moreover, except as otherwise limited by the Articles of Incorporation or applicable laws, rules or regulations, the Board of Directors has the sole authority to determine the relative rights and preferences of the Preferred Stock and any series thereof without shareholder approval. The Company's Articles of Incorporation require all shares of Preferred Stock to be identical, except as to the following characteristics, which may vary between different series of Preferred Stock:

    (i) dividend rate, preference of dividend with respect to any other class or series of stock, and cumulatively, non-cumulatively or partial cumulatively of dividends;

    (ii) redemption price and terms;

   (iii) sinking fund provisions for the redemption or purchase of shares;

    (iv) the amount payable upon shares in the event of voluntary or involuntary liquidation;

    (v) the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

    (vi) voting rights; and

   (vii) such other powers, preferences and rights as the Board of Directors shall determine.

    The Board of Directors does not intend to seek shareholder approval prior to any issuance of Preferred Stock or any series thereof, unless otherwise required by law. Under the Texas Business Corporation Act ("TBCA"), shareholder approval prior to the issuance of shares of Common Stock or Preferred Stock is required in connection with certain mergers. Frequently, opportunities arise that require prompt action, such as the possible acquisition of a property or business or the private sale of securities, and it is the belief of the Board of Directors that the delay necessary for shareholder approval of a specific issuance could be to the detriment of the Company and its shareholders. The Board of Directors does not

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
intend to issue any shares of Common Stock or Preferred Stock except on terms which the Board of Directors deems to be in the best interests of the Company and its then existing shareholders.

    Although the Preferred Stock could be deemed to have an anti-takeover effect, the Board of Directors is not aware of any takeover efforts. If a hostile takeover situation should arise, shares of Preferred Stock could be issued to purchasers sympathetic with the Company's management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management.

    The effects of the issuance of the Preferred Stock on the holders of Common Stock could include, among other things, (i) reduction of the amount otherwise available for payments of dividends on Common Stock if dividends are payable on the series of Preferred Stock; (ii) restrictions on dividends on Common Stock if dividends on the series of Preferred Stock are in arrears; (iii) dilution of the voting power of Common Stock if the series of Preferred Stock has voting rights, including a possible "veto" power if the series of Preferred Stock has class voting rights; (iv) dilution of the equity interest of holders of Common Stock if the series of Preferred Stock is convertible, and is converted, into Common Stock; and (v) restrictions on the rights of holders of Common Stock to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of Preferred Stock. Holders of Common Stock have no preemptive rights to purchase or otherwise acquire any Preferred Stock that may be issued.

COMMON STOCK

    The holders of the Common Stock are entitled to one vote for each share of Common Stock owned. Except as expressly provided by law and except for any voting rights which may be conferred by the Board of Directors on any shares of Preferred Stock issued, all voting power is in the Common Stock. Holders of Common Stock may not cumulate their votes for the election of directors. Holders of Common Stock do not have preemptive rights to acquire any additional, unissued or treasury shares of the Company, or securities of the Company convertible into or carrying a right to subscribe for or acquire shares of the Company. Holders of Common Stock will be entitled to receive dividends out of funds legally available therefor, if and when properly declared by the Board of Directors. See "Risk Factors--Restrictions on Ability to Pay Dividends" and "Supervision and Regulation."

    On the liquidation of the Company, the holders of Common Stock are entitled to share pro rata in any distribution of the assets of the Company, after the holders of shares of Preferred Stock have received the liquidation preference of their shares plus any cumulated but unpaid dividends (whether or not earned or declared), if any, and after all other indebtedness of the Company has been retired.

TEXAS LAW AND CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

    Certain provisions of Texas law, the Company's Articles of Incorporation and the Company's Bylaws could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Company.

    The Company is subject to the provisions of the Texas Business Combination Law (Articles 13.01 through 13.08 of the TBCA), which provides that a Texas corporation such as the Company may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an "Affiliated Shareholder" (generally defined as the holder of 20% or more of the corporation's voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (i) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the board of directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (ii) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder. The Texas Business Combination Law is not applicable to: (i) the business combination of a corporation: (a) where the corporation's original charter or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law, (b) that adopts an amendment to its charter or bylaws before December 31, 1997, expressly electing not to be governed by the Texas Business Combination Law, or (c) that adopts an amendment to its charter or bylaws after December 31, 1997, by the affirmative vote of the holders, other than Affiliated Shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law; (ii) a business combination of a corporation with an Affiliated Shareholder that became an Affiliated Shareholder inadvertently, if the Affiliated Shareholder: (a) as soon as practicable divests itself of enough shares to no longer be an Affiliated Shareholder and (b) would not at any time within the three year period preceding the announcement of the business combination have been an Affiliated Shareholder but for the inadvertent acquisition; (iii) a business combination with an Affiliated Shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the corporation on December 31, 1996, and continuously until the announcement date of the business combination;
(iv) a business combination with an Affiliated Shareholder who became an Affiliated Shareholder through a transfer of shares of the corporation by will or intestate succession and continuously was such an Affiliated Shareholder until the announcement date of the business combination; and (v) a business combination of a corporation with a wholly owned subsidiary if the subsidiary is not an affiliate or associate of the Affiliated Shareholder other than by reason of the Affiliated Shareholder's beneficial ownership of the voting shares of the corporation. Neither the Articles of Incorporation nor the Bylaws of the Company contain any provision expressly providing that the Company will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company, even if such event would be beneficial to the Company's shareholders.

    The following discussion is a summary of certain material provisions of the Company's Articles of Incorporation and the Company's Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

    CLASSIFIED BOARD OF DIRECTORS. Under the Company's Bylaws, the Board of Directors is classified into three classes, with the directors being elected for staggered, three-year terms. The classification of the Company's Board of Directors will have the effect of making it more difficult to change the composition of the Board of Directors, because at least two annual meetings of the shareholders would be required to change the control of the Board of Directors rather than one. In addition, the Bylaws provide that directors may be removed by the shareholders only for cause and that vacancies on the Board of Directors may be filled by the remaining directors.

    ADVANCE NOTICE OF SHAREHOLDER PROPOSALS AND NOMINATIONS. The Company's Bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or bring other business before an annual meeting of shareholders of the Company (the "Shareholder Notice Procedure"). The Shareholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board, or by a shareholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company and that, at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board of Directors or by a shareholder who has given timely written notice to the Secretary of the Company of such shareholder's intention to bring such business before such meeting.

    Under the Shareholder Notice Procedure, for notice of shareholder nominations or other business to be made at an annual meeting to be timely, such notice must be received by the Company not less than 60 days prior to the meeting. A shareholder's notice to the Company proposing to nominate a person for election as a director or proposing other business must contain certain information specified in the Bylaws, including the identity and address of the nominating shareholder, a representation that the shareholder is a record holder of stock of the Company entitled to vote at the meeting and information regarding each proposed nominee or each proposed matter of business that would be required under the federal securities laws to be included in a proxy statement soliciting proxies for the proposed nominee.

    The Shareholder Notice Procedure may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its shareholders.

    SPECIAL MEETINGS OF SHAREHOLDERS. The Articles of Incorporation provide that special meetings of shareholders can be called by shareholders only at the request of the holders of not less than one-half of the outstanding shares of stock entitled to vote at the meeting.

    REDUCED SHAREHOLDER VOTE REQUIRED FOR CERTAIN ACTIONS. The Company's Articles of Incorporation provide that, notwithstanding any provision of the TBCA that would require approval of more than a majority of the shares entitled to vote on such matter and present or represented by proxy at the meeting, the vote or approval of a majority of the shares of the Company's stock entitled to vote on such matter will be sufficient to approve such matter. This provision reduces the required shareholder approval level for certain actions such as a merger, a consolidation, a share exchange, certain sales of substantially all of the Company's assets, a dissolution or an amendment to the Company's Articles of Incorporation, each of which would otherwise require two-thirds shareholder approval under Texas law.

    NO ACTION BY WRITTEN CONSENT WITHOUT UNANIMOUS WRITTEN CONSENT. Under the TBCA, no action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders without the unanimous written consent of all shareholders unless the articles of incorporation specifically allow action by less than unanimous written consent. The Company's Articles of Incorporation do not contain such a provision.

    AMENDMENT OF BYLAWS. The Company's Bylaws provide that the Bylaws may be amended only by the Board of Directors. Shareholders do not have the power to amend the Company Bylaws.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement among the Company and Underwriter, the Underwriter has agreed to purchase from the Company 1,600,000 shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

    The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will purchase all such shares of the Common Stock if any of such shares are purchased. The Underwriter is obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

    The Company has been advised by the Underwriter that the Underwriter proposes to offer such shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $   per share. The
Underwriter may allow, and such dealers may re-allow, a concession not in excess
of $   per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Underwriter.

    Pursuant to the Underwriting Agreement, the Company has granted to the Underwriter an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 240,000 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus, solely to cover over-allotments. To the extent that the Underwriter exercises such option, the Underwriter will become obligated, subject to certain conditions, to purchase such additional shares.

    The Company, each of its directors and executive officers, and certain other shareholders of the Company have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Underwriter, except that the Company may issue shares of Common Stock upon the exercise of currently outstanding options. See "Risk Factors--Shares Available for Future Sale."

    The Underwriter has advised the Company that the Underwriter does not intend to confirm sales to any account over which it exercises discretionary authority.

    The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act.

    Until the distribution of the Common Stock is completed, rules of the Commission (as defined herein) may limit the ability of the Underwriter to bid for and purchase the Common Stock. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

    If the Underwriter creates a short position in the Common Stock in connection with the Offering, i.e., if it sells a greater aggregate number of shares of Common Stock than is set forth on the cover page of this Prospectus, the Underwriter may reduce the short position by purchasing shares of Common Stock in the open market. The Underwriter may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

    Neither the Company nor the Underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriter make any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The Underwriter and dealers may engage in passive market making transactions in the shares of Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, shares of Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriter and dealers are not required to engage in passive market making and may end passive market making activities at any time.

    Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock will be determined by negotiations between the

Company and the Underwriter. Among the factors considered in such negotiations are prevailing market and general economic conditions, the market capitalizations, trading histories and performance of other traded companies that the Company and the Underwriter believe to be comparable to the Company, the results of operations of the Company in recent periods, the current financial position of the Company and estimates of the business potential of the Company. Additionally, consideration will be given to the general status of the securities market, the market conditions for new issues of securities and the demand for securities of comparable companies at the time the Offering was made.

    An application has been made to have the Common Stock approved for quotation on the Nasdaq/ National Market.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock to be issued by the Company will be passed upon by Bracewell & Patterson, L.L.P., Houston, Texas. Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Underwriter by Thacher Proffitt & Wood, Washington, D.C.

                                    EXPERTS

    The financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and reference is hereby made to such omitted information. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. For further information pertaining to the Common Stock offered by this Prospectus and the Company, reference is made to the Registration Statement. The Registration Statement and other information filed by the Company with the Commission are also available at the Commission's World Wide Web site on the Internet at http://www.sec.gov.

    The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                  METROCORP BANCSHARES, INC. AND SUBSIDIARIES

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Accountants..........................................................................     F-2

Consolidated Balance Sheets as of June 30, 1998 (unaudited) and December 31, 1997 and 1996.................     F-3

Consolidated Statements of Income for the Six Months Ended June 30, 1998 and 1997 (unaudited) and for the
  Years Ended December 31, 1997, 1996 and 1995.............................................................     F-4

Consolidated Statements of Comprehensive Income for the Six Months Ended June 30, 1998 and 1997 (unaudited)
  and for the Years Ended December 31, 1997, 1996 and 1995.................................................     F-5

Consolidated Statements of Changes in Shareholders' Equity for the Six Months Ended June 30, 1998
  (unaudited) and for the Years Ended December 31, 1997, 1996 and 1995.....................................     F-6

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 1998 and 1997 (unaudited) and for
  the Years Ended December 31, 1997, 1996 and 1995.........................................................     F-7

Notes to Consolidated Financial Statements.................................................................     F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

MetroCorp Bancshares, Inc.

    The recapitalization described in Note 18 to the financial statements has not been consummated at August 26, 1998. When it has been consummated, we will be in a position to furnish the following report:

    "In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of MetroCorp Bancshares, Inc. and subsidiaries (the Company) at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

PricewaterhouseCoopers LLP

Houston, Texas

February 20, 1998 (except for Note 18, as to which
the date is            , 1998)

                           METROCORP BANCSHARES, INC.

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                DECEMBER 31,
                                                                JUNE 30,    --------------------
                                                                  1998        1997       1996
                                                               -----------  ---------  ---------
                                                               (UNAUDITED)
                                             ASSETS
Cash and cash equivalents:
  Cash and due from banks....................................   $  20,063   $  17,979  $  15,219
  Federal funds sold and other temporary investments.........      23,485      13,239     14,774
                                                               -----------  ---------  ---------
    Total cash and cash equivalents..........................      43,548      31,218     29,993
Investments available-for-sale...............................      45,475      41,612     25,626
Investments held-to-maturity.................................      62,114      71,012     78,054
Loans, net...................................................     360,966     345,341    278,456
Premises and equipment, net..................................       8,013       8,073      8,071
Accrued interest receivable..................................       3,269       3,141      2,817
Deferred income taxes........................................       2,557       1,630      1,171
Due from customers on acceptances............................         770       1,460      1,317
Other real estate............................................         136         606        739
Other assets.................................................         776         958        743
                                                               -----------  ---------  ---------
    Total assets.............................................   $ 527,624   $ 505,051  $ 426,987
                                                               -----------  ---------  ---------
                                                               -----------  ---------  ---------

                              LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Noninterest-bearing........................................   $  83,500   $  74,590  $  59,369
  Interest-bearing...........................................     403,527     371,269    321,920
                                                               -----------  ---------  ---------
    Total deposits...........................................     487,027     445,859    381,289
Federal funds purchased......................................          --       5,000      5,000
Other borrowings.............................................         132      16,611      9,566
Accrued interest payable.....................................       1,056       1,036        924
Income taxes payable.........................................          92       1,066         --
Acceptances outstanding......................................         770       1,460      1,317
Other liabilities............................................       4,508       3,513      3,493
                                                               -----------  ---------  ---------
    Total liabilities........................................     493,585     474,545    401,589
                                                               -----------  ---------  ---------
Commitments and contingencies (Note 14)......................          --          --         --
                                                               -----------  ---------  ---------
Shareholders' equity:
  Preferred stock, $1.00 par value, 2,000,000 shares
    authorized, none of which are issued and outstanding.....          --          --         --
                                                               -----------  ---------  ---------
  Common stock, $1.00 par value, 20,000,000 shares
    authorized; 5,654,560, 5,556,248 and 5,364,168 shares
    issued and outstanding, respectively.....................       5,655       5,655      5,364
  Additional paid-in capital.................................      12,848      12,795     11,804
  Retained earnings..........................................      14,816      12,003      7,835
  Accumulated other comprehensive income.....................         720         808        395
  Treasury stock, at cost (98,312 shares at December 31,
    1997)....................................................          --        (755)        --
                                                               -----------  ---------  ---------
    Total shareholders' equity...............................      34,039      30,506     25,398
                                                               -----------  ---------  ---------
    Total liabilities and shareholders' equity...............   $ 527,624   $ 505,051  $ 426,987
                                                               -----------  ---------  ---------
                                                               -----------  ---------  ---------

   The accompanying notes are an integral part of these financial statements.

                           METROCORP BANCSHARES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,           YEARS ENDED DECEMBER 31,
                                                             --------------------  -------------------------------
                                                               1998       1997       1997       1996       1995
                                                             ---------  ---------  ---------  ---------  ---------
                                                                 (UNAUDITED)
Interest income:
  Loans....................................................  $  19,014  $  15,541  $  33,028  $  23,884  $  15,876
  Securities:
    Taxable................................................      3,053      2,920      6,161      6,103      5,837
    Tax-exempt.............................................        478        483        968        817        779
  Federal funds sold and other temporary investments.......        774        467        998        719        573
                                                             ---------  ---------  ---------  ---------  ---------
      Total interest income................................     23,319     19,411     41,155     31,523     23,065
                                                             ---------  ---------  ---------  ---------  ---------
Interest expense:
  Time deposits............................................      7,704      6,534     13,685     10,275      6,709
  Demand and savings deposits..............................      1,977      1,596      3,430      3,010      2,162
  Other borrowings.........................................        328        418      1,023        642        769
                                                             ---------  ---------  ---------  ---------  ---------
      Total interest expense...............................     10,009      8,548     18,138     13,927      9,640
                                                             ---------  ---------  ---------  ---------  ---------
Net interest income........................................     13,310     10,863     23,017     17,596     13,425
Provision for loan losses..................................      1,889        964      3,350      2,118        792
                                                             ---------  ---------  ---------  ---------  ---------
Net interest income after provision for loan losses........     11,421      9,899     19,667     15,478     12,633
                                                             ---------  ---------  ---------  ---------  ---------
Noninterest income:
  Service charges on deposit accounts......................      1,469      1,059      2,248      1,981      2,083
  Other loan-related fees..................................        756        593      1,440        972        428
  Letters of credit commissions and fees...................        182        167        357        359        330
  Gain on sale of investment securities, net...............         --         78        189         56         62
  Other noninterest income.................................        100         69        157         78         --
                                                             ---------  ---------  ---------  ---------  ---------
      Total noninterest income.............................      2,507      1,966      4,391      3,446      2,903
                                                             ---------  ---------  ---------  ---------  ---------
Noninterest expense:
  Employee compensation and benefits.......................      4,746      4,313      8,940      8,048      5,932
  Occupancy................................................      2,279      1,846      3,843      3,330      1,965
  Other real estate, net...................................        166        178        474        199         77
  Data processing..........................................        290        206        465        283        369
  Professional fees........................................        211        225        431        346        274
  Advertising..............................................        175        176        332        308        260
  Other noninterest expense................................      2,020      1,836      3,611      3,588      2,968
                                                             ---------  ---------  ---------  ---------  ---------
      Total noninterest expense............................      9,887      8,780     18,096     16,102     11,845
                                                             ---------  ---------  ---------  ---------  ---------
Income before provision for income taxes...................      4,041      3,085      5,962      2,822      3,691
Provision for income taxes.................................      1,228        901      1,794        809      1,091
                                                             ---------  ---------  ---------  ---------  ---------
Net income.................................................  $   2,813  $   2,184  $   4,168  $   2,013  $   2,600
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
Earnings per common share:
  Basic....................................................  $     .50  $     .39  $     .75  $     .38  $     .52
  Diluted..................................................  $     .50  $     .39  $     .74  $     .37  $     .51
Weighted average shares outstanding:
  Basic....................................................      5,655      5,585      5,581      5,364      5,015
  Diluted..................................................      5,655      5,655      5,616      5,444      5,104

   The accompanying notes are an integral part of these financial statements.

                           METROCORP BANCSHARES, INC.

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                 (IN THOUSANDS)

                                                                     SIX MONTHS ENDED
                                                                         JUNE 30,           YEARS ENDED DECEMBER 31,
                                                                   --------------------  -------------------------------
                                                                     1998       1997       1997       1996       1995
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                       (UNAUDITED)
Net income.......................................................  $   2,813  $   2,184  $   4,168  $   2,013  $   2,600
                                                                   ---------  ---------  ---------  ---------  ---------
Other comprehensive income (loss), net of tax (see Note 8):
  Unrealized gains (losses) on securities, net:
    Unrealized holding gains (losses) arising during the
      period.....................................................        (88)       185        538        (69)     1,180
    Less--reclassification adjustment for gains included in net
      income.....................................................         --        (51)      (125)       (65)       (13)
                                                                   ---------  ---------  ---------  ---------  ---------
    Other comprehensive income (loss)............................        (88)       134        413       (134)     1,167
                                                                   ---------  ---------  ---------  ---------  ---------
    Total comprehensive income...................................  $   2,725  $   2,318  $   4,581  $   1,879  $   3,767
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------

   The accompanying notes are an integral part of these financial statements.

                           METROCORP BANCSHARES, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998

                                 (IN THOUSANDS)

                                                                                        ACCUMULATED
                                            COMMON STOCK       ADDITIONAL                  OTHER       TREASURY
                                       ----------------------    PAID-IN    RETAINED   COMPREHENSIVE   STOCK, AT
                                         SHARES      AT PAR      CAPITAL    EARNINGS   INCOME (LOSS)     COST        TOTAL
                                       -----------  ---------  -----------  ---------  -------------  -----------  ---------
Balance at January 1, 1995...........       4,656   $   4,656   $   9,371   $   5,206    $    (638)    $      --   $  18,595
Stock dividend.......................         464         464       1,520      (1,984)          --            --          --
Issuance of common stock.............         216         216         874          --           --            --       1,090
Exercise of stock options and related
  tax benefit........................          28          28          39          --           --            --          67
Other comprehensive income...........          --          --          --          --        1,167            --       1,167
Net income...........................          --          --          --       2,600           --            --       2,600
                                            -----   ---------  -----------  ---------       ------         -----   ---------
Balance at December 31, 1995.........       5,364       5,364      11,804       5,822          529            --      23,519
Other comprehensive loss.............          --          --          --          --         (134)           --        (134)
Net income...........................          --          --          --       2,013           --            --       2,013
                                            -----   ---------  -----------  ---------       ------         -----   ---------
Balance at December 31, 1996.........       5,364       5,364      11,804       7,835          395            --      25,398
Issuance of common stock.............         211         211         789          --           --            --       1,000
Repurchase of common stock...........         (99)         --          --          --           --          (755)       (755)
Exercise of stock options and related
  tax benefit........................          80          80         202          --           --            --         282
Other comprehensive income...........          --          --          --          --          413            --         413
Net income...........................          --          --          --       4,168           --            --       4,168
                                            -----   ---------  -----------  ---------       ------         -----   ---------
Balance at December 31, 1997.........       5,556       5,655      12,795      12,003          808          (755)     30,506
Repurchase of common stock
  (unaudited)........................         (26)         --          --          --           --          (204)       (204)
Shares issued for incentive plans
  (unaudited)........................          33          --          --          --           --           254         254
Sale of treasury stock (unaudited)...          92          --          53          --           --           705         758
Other comprehensive loss
  (unaudited)........................          --          --          --          --          (88)           --         (88)
Net income (unaudited)...............          --          --          --       2,813           --            --       2,813
                                            -----   ---------  -----------  ---------       ------         -----   ---------
Balance at June 30, 1998
  (unaudited)........................       5,655   $   5,655   $  12,848   $  14,816    $     720     $      --   $  34,039
                                            -----   ---------  -----------  ---------       ------         -----   ---------
                                            -----   ---------  -----------  ---------       ------         -----   ---------

   The accompanying notes are an integral part of these financial statements.

                           METROCORP BANCSHARES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                   SIX MONTHS ENDED
                                                                       JUNE 30,              YEARS ENDED DECEMBER 31,
                                                                ----------------------  -----------------------------------
                                                                   1998        1997        1997        1996         1995
                                                                ----------  ----------  ----------  -----------  ----------
                                                                     (UNAUDITED)
Cash flows from operating activities:--
  Net income..................................................  $    2,813  $    2,184  $    4,168  $     2,013  $    2,600
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation..............................................         990         821       1,689        1,391         646
    Provision for loan losses.................................       1,889         964       3,350        2,118         792
    Gain on security sales, net...............................          --         (78)       (189)         (56)        (62)
    Loss (gain) on sale of other real estate..................         146          10         (28)          35         (77)
    Deferred income taxes.....................................        (877)       (874)       (660)        (361)       (308)
    Changes in:
      Accrued interest receivable.............................        (128)       (337)       (324)        (696)       (421)
      Other assets............................................         231        (250)       (253)          56        (491)
      Accrued interest payable................................          20          64         112          115         328
      Deferred loan fees......................................          46         299       1,010          855         520
      Other liabilities.......................................         995         (17)         20          891       1,284
      Income taxes payable....................................        (974)        453       1,066         (361)        361
                                                                ----------  ----------  ----------  -----------  ----------
        Net cash provided by operating activities.............       5,151       3,239       9,961        6,000       5,172
                                                                ----------  ----------  ----------  -----------  ----------
Cash flows from investing activities:
    Purchases of investments available-for-sale...............      (7,806)    (20,651)    (26,212)     (12,709)    (10,137)
    Proceeds from maturities of investments available-
      for-sale................................................       3,798       6,090      11,021       16,390      40,335
    Purchases of investments held-to-maturity.................          --      (4,974)     (4,975)     (13,248)    (50,433)
    Proceeds from maturities of investments
      held-to-maturity........................................       8,905       5,798      12,031       16,489       3,694
    Net change in loans.......................................     (17,560)    (25,192)    (73,591)    (106,179)    (52,870)
    Proceeds from sales of other real estate..................         275         270       2,539          138         597
    Purchases of premises and equipment.......................        (930)     (1,050)     (1,691)      (3,411)     (4,511)
                                                                ----------  ----------  ----------  -----------  ----------
      Net cash used by investing activities...................     (13,318)    (39,709)    (80,878)    (102,530)    (73,325)
                                                                ----------  ----------  ----------  -----------  ----------
Cash flows from financing activities:
  Net change in:
    Deposits..................................................      41,168      33,167      64,570       96,136      88,018
    Other borrowings..........................................     (16,479)      9,815       7,045          293      (3,319)
    Federal funds purchased...................................      (5,000)     (5,000)         --        5,000          --
  Proceeds from issuance of common stock......................          --       1,000       1,282           --       1,157
  Treasury stock purchased....................................         808         216        (755)          --          --
                                                                ----------  ----------  ----------  -----------  ----------
      Net cash provided by financing activities...............      20,497      39,198      72,142      101,429      85,856
                                                                ----------  ----------  ----------  -----------  ----------
Net increase in cash and cash equivalents.....................      12,330       2,728       1,225        4,899      17,703
Cash and cash equivalents at beginning of period..............      31,218      29,993      29,993       25,094       7,391
                                                                ----------  ----------  ----------  -----------  ----------
Cash and cash equivalents at end of period....................  $   43,548  $   32,721  $   31,218  $    29,993  $   25,094
                                                                ----------  ----------  ----------  -----------  ----------
                                                                ----------  ----------  ----------  -----------  ----------

   The accompanying notes are an integral part of these financial statements.

                           METROCORP BANCSHARES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The consolidated financial statements of MetroCorp Bancshares, Inc. (the "Company") include the accounts of the Company and its wholly-owned subsidiary, MetroBank National Association (the "Bank") (see Note 18). The Bank was formed in 1987 and is engaged in commercial banking activities through its ten branches in Houston and Dallas, Texas, and its loan production office in New Orleans, Louisiana. In August 1993, the Bank formed a wholly-owned subsidiary, Island Commercial Corporation (ICC), to own and operate certain foreclosed properties. In February 1994, the Bank formed a wholly-owned subsidiary, Advantage Finance Corporation (AFC), to purchase and finance accounts receivable.

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Because of the inherent uncertainties in this process, actual future results could differ from those expected at the reporting date.

INTERIM FINANCIAL INFORMATION

    The unaudited consolidated financial statements as of June 30, 1998 and for the six months ended June 30, 1998 and 1997 have not been audited but, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of results for the interim periods. The results of operations for the six months ended June 30, 1998 and 1997 are not necessarily indicative of the results for the full year.

    The following is a summary of the significant accounting policies followed in the preparation of the consolidated financial statements. The accounting policies and practices of the Company conform to generally accepted accounting principles and to prevailing industry practices and, where applicable, the accounting and reporting guidelines prescribed by bank regulatory authorities.

PRINCIPLES OF CONSOLIDATION

    All significant intercompany accounts and transactions are eliminated in consolidation.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold, and other temporary investments with original maturities of less than three months.

INVESTMENT SECURITIES

    The Company segregates its investment portfolio in accordance with the requirements of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", as either investments held-to-maturity or investments available-for-sale. All investment transactions are recorded on a trade date basis.

                           METROCORP BANCSHARES, INC.

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES --(CONTINUED)
    Investments in securities for which the Company has both the ability and intent to hold to maturity are classified as investments held-to-maturity and are stated at amortized cost. Amortization of premiums and accretion of discounts are recognized as adjustments to interest income using the effective-interest method.

    Investments in securities which management believes may be sold prior to maturity are classified as investments available-for-sale and are stated at fair value. Unrealized net gains and losses, net of the associated deferred income tax effect, are excluded from income and reported as a separated component of shareholders' equity in "Accumulated other comprehensive income". Realized gains and losses from sales of investments available-for-sale are recognized through income at the time of sale using the specific identification method.

LOANS AND ALLOWANCE FOR LOAN LOSSES

    Loans are reported at the principal amount outstanding, reduced by unearned discounts, net deferred loan fees and an allowance for loan losses. Unearned income on installment loans is recognized using the effective interest method over the term of the loan. Interest on other loans is calculated using the simple interest method on the daily principal amount outstanding. Nonrefundable service charges for the origination of loans, net of direct costs, are deferred and amortized over the terms of the related loans using a method which approximates the effective-interest method.

    Loans are placed on nonaccrual status when principal or interest is past due more than 90 days or when, in management's opinion, collection of principal and interest is not likely to be made in accordance with a loan's contractual terms. Interest accrued but not collected at the date a loan is placed on nonaccrual status is reversed against interest income. In addition, the amortization of deferred loan fees is suspended when a loan is placed on nonaccrual status. Interest income on nonaccrual loans is recognized only to the extent received in cash; however, where there is doubt regarding the ultimate collectibility of the loan principal, cash receipts, whether designated as principal or interest, are thereafter applied to reduce the principal balance of the loan. Loans are restored to accrual status only when interest and principal payments are brought current and, in management's judgment, future payments are reasonably assured.

    The Bank applies Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures". Under Statement No. 114, as amended, a loan is considered impaired when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. Statement No. 118 permits a creditor to use existing methods for recognizing interest income on impaired loans. The Bank recognizes interest income on impaired loans pursuant to the discussion above for nonaccrual loans.

    The allowance for loan losses provides for the risk of losses inherent in the lending process. The allowance for loan losses is based on periodic reviews and analyses of the loan portfolio which include consideration of such factors as the risk rating of individual credits, the size and diversity of the portfolio, economic conditions, prior loss experience and results of periodic credit reviews of the portfolio. The

                           METROCORP BANCSHARES, INC.

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES --(CONTINUED) allowance for loan losses is increased by provisions for loan losses charged against income and reduced by charge-offs, net of recoveries. In management's judgment, the allowance for loan losses is considered adequate to absorb losses inherent in the loan portfolio.

PREMISES AND EQUIPMENT

    Premises and equipment are stated at cost, less accumulated depreciation. For financial accounting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs which do not extend the life of bank premises and equipment are charged to operations as incurred.

OTHER REAL ESTATE

    Other real estate consists of properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair value minus estimated costs to sell based on appraised value. Operating expenses, net of related revenue and gain and losses on sale of such assets, are reported as other real estate expense.

OTHER BORROWINGS

    Other borrowings include U.S. Treasury tax note option accounts with maturities of 14 days or less and Federal Home Loan Bank (FHLB) borrowings.

INCOME TAXES

    The Bank accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Statement No. 109 provides for an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Bank's financial statements or tax returns. When management determines that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is established. In estimating future tax consequences, Statement No. 109 generally considers all expected future events other than enactments of changes in tax laws or rates.

EARNINGS PER SHARE

    Basic earnings per common share is calculated by dividing net income available for common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available for common shareholders by the weighted average number of common and potentially dilutive common shares. Stock options may be potentially dilutive common shares and are therefore considered in the earnings per share calculation, if dilutive. The number of potentially dilutive common shares is determined using the treasury stock method. Earnings per common share have been computed based on weighted average number of shares outstanding after giving retroactive effect to the 4-for-1 stock exchange in connection with the holding company formation (see Note 18).

                           METROCORP BANCSHARES, INC.

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES --(CONTINUED)
INTEREST RATE RISK MANAGEMENT

    The operations of the Bank are subject to the risk of interest rate fluctuations to the extent that interest-bearing assets and interest-bearing liabilities mature or reprice at different times or in differing amounts. Risk management activities are aimed at optimizing net interest income, given a level of interest rate risk consistent with the Bank's business strategies.

    Asset liability management activities are conducted in the context of the Bank's asset sensitivity to interest rate changes. This asset sensitivity arises due to interest-earning assets repricing more frequently than interest-bearing liabilities. For example, if interest rates are declining, margins will narrow as assets reprice downward more quickly than liabilities. The converse applies when interest rates are on the rise.

    As part of the Bank's interest rate risk management, loans of approximately $191,093,000, $192,918,000 and $162,158,000, at June 30, 1998, December 31, 1997
and 1996, respectively, contain interest rate floors to reduce the unfavorable impact to the Bank if interest rates were to decline. The interest rate floors on these loans range from 7% to 11.25%.

NEW ACCOUNTING PRONOUNCEMENTS

    In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in an entity's financial statements. This statement requires that an enterprise (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income as a separate component in the equity section of a statement of financial position. This statement is effective for reporting periods beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The adoption of Statement No. 130 had no impact on the Company's earnings, liquidity or capital resources.

    In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information." Statement No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and for related disclosures about products and services, geographic areas and major customers. This statement is effective for reporting periods beginning after December 15, 1997. The Company is currently reviewing the application of Statement No. 131 and has not determined all segments it may report in the future.

    In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed for Internal Use" (SOP 98-1), which will become effective for financial statements for the calendar year 1999, with early adoption encouraged. SOP 98-1 requires the capitalization of eligible costs of specified activities related to computer software developed or obtained for internal use. The Company is assessing how the capitalization of these costs, which are currently expensed by the Company, will affect its earnings, liquidity or capital resources. Management does not believe the impact of adoption will be material.

                           METROCORP BANCSHARES, INC.

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES --(CONTINUED)
    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 133 establishes a new model for accounting for derivatives and hedging activities. It requires the recognition of all derivatives in the statement of financial position as either assets or liabilities. In addition, hedge accounting should only be provided for transactions that meet certain specified criteria. This statement is effective for reporting periods beginning after June 15, 1999. The adoption of Statement No. 133 is not expected to have a material impact on the financial statements.

RECLASSIFICATIONS

    Certain 1997, 1996 and 1995 amounts have been reclassified to conform to 1998 presentation.

2. SECURITIES

    In the normal course of business, the Bank invests in federal government, federal agency, state and municipal securities which inherently carry interest rate risks based upon overall economic trends and related market yield fluctuations. Investment securities at June 30, 1998, December 31, 1997 and 1996, respectively, are summarized as follows (in thousands):

                                                                                   AS OF JUNE 30, 1998
                                                                     ------------------------------------------------
                                                                                     GROSS        GROSS
                                                                      AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                                                        COST         GAINS       LOSSES       VALUE
                                                                     -----------  -----------  -----------  ---------
                                                                                       (UNAUDITED)
Investments held-to-maturity:
  Federal National Mortgage Association (FNMA) mortgage-backed
    securities (MBS)...............................................   $  17,197    $     203    $     (39)  $  17,361
  Federal Home Loan Mortgage Corporation
    (FHLMC)--MBS...................................................      15,084          151          (12)     15,223
  Government National Mortgage Association
    (GNMA)--MBS....................................................      14,105          311           --      14,416
  Municipal securities.............................................       7,370          188           --       7,558
  Small Business Administration (SBA)/Small Business Investment
    Company (SBIC).................................................       5,404           80         (156)      5,328
  Federal Home Loan Bank (FHLB)....................................       2,954           36           --       2,990
                                                                     -----------  -----------       -----   ---------
                                                                      $  62,114    $     969    $    (207)  $  62,876
                                                                     -----------  -----------       -----   ---------
                                                                     -----------  -----------       -----   ---------
Investments available-for-sale:
  FHLMC-MBS........................................................   $  16,081    $     443    $     (16)  $  16,508
  Municipal securities.............................................      10,298          496           (1)     10,793
  GNMA-MBS.........................................................       6,572          206           --       6,778
  FHLB.............................................................       5,327           --           (9)      5,318
  U.S. Treasury Notes..............................................       1,981           57           --       2,038
  FNMA-MBS.........................................................       1,815           14           --       1,829
  FHLB stock(1)....................................................       1,682           --           --       1,682
  Federal Reserve Bank stock(2)....................................         529           --           --         529
                                                                     -----------  -----------       -----   ---------
                                                                      $  44,285    $   1,216    $     (26)  $  45,475
                                                                     -----------  -----------       -----   ---------
                                                                     -----------  -----------       -----   ---------

                           METROCORP BANCSHARES, INC.

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

2. SECURITIES --(CONTINUED)

                                                                                 AS OF DECEMBER 31, 1997
                                                                     ------------------------------------------------
                                                                                     GROSS        GROSS
                                                                      AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                                                        COST         GAINS       LOSSES       VALUE
                                                                     -----------  -----------  -----------  ---------
Investments held-to-maturity:
  FNMA-MBS.........................................................   $  19,332    $     236    $     (77)  $  19,491
  FHLMC-MBS........................................................      17,215          184          (24)     17,375
  GNMA-MBS.........................................................      16,616          364           --      16,980
  Municipal securities.............................................       7,370          211           --       7,581
  SBA/SBIC.........................................................       5,529           90          (10)      5,609
  FHLB.............................................................       4,950           50          (30)      4,970
                                                                     -----------  -----------  -----------  ---------
                                                                      $  71,012    $   1,135    $    (141)  $  72,006
                                                                     -----------  -----------  -----------  ---------
                                                                     -----------  -----------  -----------  ---------
Investments available-for-sale:
  FHLMC-MBS........................................................   $  11,795    $     471    $      --   $  12,266
  Municipal securities.............................................      10,320          575           --      10,895
  GNMA-MBS.........................................................       6,964          179           --       7,143
  FHLB.............................................................       3,201           28           --       3,229
  U.S. Treasury Notes..............................................       2,977           63           --       3,040
  FNMA-MBS.........................................................         951           19           --         970
  FHLB stock(1)....................................................       3,540           --           --       3,540
  Federal Reserve Bank stock(2)....................................         529           --           --         529
                                                                     -----------  -----------  -----------  ---------
                                                                      $  40,277    $   1,335    $      --   $  41,612
                                                                     -----------  -----------  -----------  ---------
                                                                     -----------  -----------  -----------  ---------

                           METROCORP BANCSHARES, INC.

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

2. SECURITIES --(CONTINUED)

                                                                                  AS OF DECEMBER 31, 1996
                                                                     --------------------------------------------------
                                                                                      GROSS         GROSS
                                                                      AMORTIZED    UNREALIZED    UNREALIZED    MARKET
                                                                        COST          GAINS        LOSSES       VALUE
                                                                     -----------  -------------  -----------  ---------
Investments held-to-maturity:
  FNMA-MBS.........................................................   $  23,159     $     129     $    (353)  $  22,935
  FHLMC-MBS........................................................      21,347           138          (267)     21,218
  GNMA-MBS.........................................................      15,386           136           (12)     15,510
  Municipal bonds..................................................       7,484            56           (38)      7,502
  SBA/SBIC.........................................................       5,736            32           (67)      5,701
  FHLB.............................................................       4,942            --          (111)      4,831
                                                                     -----------        -----         -----   ---------
                                                                      $  78,054     $     491     $    (848)  $  77,697
                                                                     -----------        -----         -----   ---------
                                                                     -----------        -----         -----   ---------
Investments available-for-sale:
  Municipal bonds..................................................   $   7,446     $     350     $     (18)  $   7,778
  GNMA-MBS.........................................................       4,837            59            --       4,896
  FHLMC-MBS........................................................       4,489           164            --       4,653
  FNMA preferred stock.............................................       2,200            99            --       2,299
  FNMA-MBS.........................................................       1,076            44            --       1,120
  U.S. Treasury Notes..............................................         997            31            --       1,028
  FHLB stock(1)....................................................       3,337            --            --       3,337
  Federal Reserve Bank stock(2)....................................         515            --            --         515
                                                                     -----------        -----         -----   ---------
                                                                      $  24,897     $     747     $     (18)  $  25,626
                                                                     -----------        -----         -----   ---------
                                                                     -----------        -----         -----   ---------

---------

(1) FHLB stock held by the Bank is subject to certain restrictions under a credit policy of the FHLB dated May 1, 1997. Redemption of FHLB stock is dependent upon repayment of borrowings from the FHLB.

(2) Federal Reserve Bank stock held by the Bank is subject to certain restrictions under Federal Reserve Bank policy.

    The following sets forth information concerning sales of available-for-sale securities (in thousands):

                                                                   SIX MONTHS ENDED
                                                                       JUNE 30,           YEARS ENDED DECEMBER 31,
                                                                 --------------------  -------------------------------
                                                                   1998       1997       1997       1996       1995
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                     (UNAUDITED)
Available-for-sale:
  Amortized cost...............................................  $      --  $   5,572  $  10,067  $  11,410  $  38,825
  Proceeds.....................................................         --      5,650     10,256     11,466     38,887
  Gross realized gains.........................................         --         78        189         99        344
  Gross realized losses........................................         --         --         --         43        282

                           METROCORP BANCSHARES, INC.

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

2. SECURITIES --(CONTINUED)
    Investments carried at approximately $4,550,000, $3,568,000 and $1,028,000 in the available-for-sale portfolio at June 30, 1998, December 31, 1997 and 1996, respectively, were pledged to secure public deposits and short-term borrowings of approximately $637,000, $1,359,000 and $766,000, respectively. Additionally, investments in the available-for-sale portfolio carried at approximately $10,858,000 and $11,096,000 were pledged to secure borrowed funds at December 31, 1997 and 1996, respectively.

    At December 31, 1997 future contractual maturities of debt securities are as follows (in thousands):

                                                       INVESTMENTS             INVESTMENTS
                                                     HELD-TO-MATURITY       AVAILABLE-FOR-SALE
                                                  ----------------------  ----------------------
                                                   AMORTIZED    MARKET     AMORTIZED    MARKET
                                                     COST        VALUE       COST        VALUE
                                                  -----------  ---------  -----------  ---------
Within one year.................................   $   2,050   $   2,093   $     999   $   1,007
Within two to five years........................       1,547       1,573       3,638       3,722
Within six to ten years.........................      30,697      30,996       3,986       4,165
After ten years.................................      36,718      37,344      27,586      28,649
                                                  -----------  ---------  -----------  ---------
                                                   $  71,012   $  72,006   $  36,209   $  37,543
                                                  -----------  ---------  -----------  ---------
                                                  -----------  ---------  -----------  ---------

    The Bank holds mortgage-backed securities which may mature at an earlier date than the contractual maturity due to prepayments. The Bank also holds certain securities which may be called by the issuer at an earlier date than the contractual maturity date.

3. LOANS AND ALLOWANCE FOR LOAN LOSSES

    The Bank makes commercial, real estate and other loans to commercial and individual customers throughout the markets its serves in Texas and Louisiana.

    The loan portfolio is summarized by major categories as follows (in thousands):

                                                             AS OF
                                               ---------------------------------
                                                                DECEMBER 31,
                                                JUNE 30,    --------------------
                                                  1998        1997       1996
                                               -----------  ---------  ---------
                                               (UNAUDITED)
Commercial and industrial....................   $ 220,725   $ 193,355  $ 133,564
Real estate-mortgage.........................     106,322     122,657    113,128
Real estate-construction.....................      22,617      21,609     17,639
Consumer and other...........................      10,001      10,147     13,343
Factored receivables.........................      10,780       5,249      6,217
                                               -----------  ---------  ---------
  Gross loans................................     370,445     353,017    283,891
Unearned discounts and interest..............        (911)       (980)    (1,050)
Deferred loan fees...........................      (3,173)     (3,127)    (2,244)
                                               -----------  ---------  ---------
  Total loans................................     366,361     348,910    280,597
Allowance for loan losses....................      (5,395)     (3,569)    (2,141)
                                               -----------  ---------  ---------
    Loans, net...............................   $ 360,966   $ 345,341  $ 278,456
                                               -----------  ---------  ---------
                                               -----------  ---------  ---------

                           METROCORP BANCSHARES, INC.

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

3. LOANS AND ALLOWANCE FOR LOAN LOSSES --(CONTINUED)
    Although the Bank's loan portfolio is diversified, a substantial portion of its customers' ability to service their debts is dependent primarily on the service sectors of the economy. At June 30, 1998 and December 31, 1997 and 1996, the Bank's loan portfolios consisted of concentrations (greater than 25% of capital) in the following industries (in thousands):

                                                             AS OF
                                               ---------------------------------
                                                                DECEMBER 31,
                                                JUNE 30,    --------------------
                                                  1998        1997       1996
                                               -----------  ---------  ---------
                                               (UNAUDITED)
Hotels/motels................................   $  55,887   $  52,221  $  30,589
Retail centers...............................      34,454      30,076     34,724
Restaurants..................................      29,991      27,613     17,910
Apartment buildings..........................      18,853      23,972     22,327
Convenience/gasoline stations................      11,258      11,022      8,320
Grocery stores...............................      10,392       9,962     10,536
All other....................................     209,610     198,151    159,485
                                               -----------  ---------  ---------
    Gross loans..............................   $ 370,445   $ 353,017  $ 283,891
                                               -----------  ---------  ---------
                                               -----------  ---------  ---------

    Selected information regarding the loan portfolio is presented below (in thousands):

                                                             AS OF
                                               ---------------------------------
                                                                DECEMBER 31,
                                                JUNE 30,    --------------------
                                                  1998        1997       1996
                                               -----------  ---------  ---------
                                               (UNAUDITED)
Variable rate loans..........................   $ 282,565   $ 281,416  $ 230,640
Fixed rate loans.............................      87,880      71,601     53,251
                                               -----------  ---------  ---------
                                                $ 370,445   $ 353,017  $ 283,891
                                               -----------  ---------  ---------
                                               -----------  ---------  ---------

    Changes in the allowance for loan losses are as follows (in thousands):

                                                           JUNE 30,                 DECEMBER 31,
                                                     --------------------  -------------------------------
                                                       1998       1997       1997       1996       1995
                                                     ---------  ---------  ---------  ---------  ---------
                                                         (UNAUDITED)
Balance at beginning of period.....................  $   3,569  $   2,141  $   2,141  $   1,612  $   1,264
Provision for loan losses..........................      1,889        964      3,350      2,118        792
Charge-offs........................................       (171)      (602)    (2,223)    (1,806)      (699)
Recoveries.........................................        108        121        301        217        255
                                                     ---------  ---------  ---------  ---------  ---------
  Balance at end of period.........................  $   5,395  $   2,624  $   3,569  $   2,141  $   1,612
                                                     ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------

    Loans for which the accrual of interest has been discontinued totaled approximately $4,950,000, $2,663,000 and $1,581,000 at June 30, 1998, December
31, 1997 and 1996, respectively. Had these loans remained on an accrual basis, interest in the amount of approximately $127,000, $62,000 and $84,000

                           METROCORP BANCSHARES, INC.

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

3. LOANS AND ALLOWANCE FOR LOAN LOSSES --(CONTINUED) would have been accrued on these loans during the six months ended June 30, 1998 and the years ended December 31, 1997 and 1996, respectively.

    The recorded investment in loans for which impairment has been recognized in accordance with Statement No. 114, as amended by Statement No. 118, and the related specific allowance for loan losses on such loans at June 30, 1998, December 31, 1997 and 1996 is presented below (in thousands):

                                                      REAL ESTATE  COMMERCIAL    CONSUMER      TOTAL
                                                      -----------  -----------  -----------  ---------
                                                                        (UNAUDITED)
JUNE 30, 1998
Impaired loans having related allowance for loan
  losses............................................   $   6,565    $  10,210    $      63   $  16,838
  Less: Allowance for loan losses...................        (307)        (875)         (12)     (1,194)
  Less: Guaranteed portion (SBA and Overseas Chinese
    Credit Guarantee Fund (OCCGF))..................          --       (1,194)          --      (1,194)
                                                      -----------  -----------         ---   ---------
      Impaired loans, net of allowance for loan
        losses and guarantees.......................   $   6,258    $   8,141    $      51   $  14,450
                                                      -----------  -----------         ---   ---------
                                                      -----------  -----------         ---   ---------

                                                                   REAL ESTATE  COMMERCIAL    CONSUMER      TOTAL
                                                                   -----------  -----------  -----------  ---------
DECEMBER 31, 1997
Impaired loans having related allowance for loan losses..........   $   5,077    $   6,518    $     130   $  11,725
  Less: Allowance for loan losses................................        (263)        (540)         (32)       (835)
  Less: Guaranteed portion (SBA and Overseas Chinese Credit
    Guarantee Fund (OCCGF))......................................          --       (2,605)          --      (2,605)
                                                                   -----------  -----------       -----   ---------
      Impaired loans, net of allowance for loan losses and
        guarantees...............................................   $   4,814    $   3,373    $      98   $   8,285
                                                                   -----------  -----------       -----   ---------
                                                                   -----------  -----------       -----   ---------

DECEMBER 31, 1996
Impaired loans having related allowance for loan losses..........   $     601    $   3,909    $     262   $   4,772
  Less: Allowance for loan losses................................         (30)        (284)          --        (314)
  Less: Guaranteed portion (SBA and OCCGF).......................          --         (818)         (91)       (909)
                                                                   -----------  -----------       -----   ---------
      Impaired loans, net of allowance for loan losses and
        guarantees...............................................   $     571    $   2,807    $     171   $   3,549
                                                                   -----------  -----------       -----   ---------
                                                                   -----------  -----------       -----   ---------

    For the six months ended June 30, 1998 and the years ended December 31, 1997 and 1996, the average recorded investment in impaired loans was approximately $13,527,000, $8,236,000 and $3,825,000, respectively. The related amount of interest income recognized while the loans were impaired approximated $1,084,000, $526,000 and $119,000 for the six months ended June 30, 1998 and the years ended December 31, 1997 and 1996, respectively.

    Additionally, at December 31, 1997 and 1996, loans carried at approximately $14,457,000 and $11,630,000, respectively, were pledged to secure borrowed funds.

                           METROCORP BANCSHARES, INC.

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

4. PREMISES AND EQUIPMENT

    Premises and equipment are summarized as follows (in thousands):

                                                                                  AS OF
                                                      ESTIMATED     ---------------------------------
                                                       USEFUL                        DECEMBER 31,
                                                      LIVES (IN      JUNE 30,    --------------------
                                                       YEARS)          1998        1997       1996
                                                   ---------------  -----------  ---------  ---------
                                                                    (UNAUDITED)
Furniture, fixtures and equipment................        3 - 10      $   7,505   $   6,999  $   6,063
Building and improvements........................        3 - 20          3,711       3,638      3,085
Land.............................................            --          1,679       1,679      1,679
Leasehold improvements...........................             5          1,733       1,426      1,224
                                                                    -----------  ---------  ---------
                                                                        14,628      13,742     12,051
Accumulated depreciation.........................                       (6,615)     (5,669)    (3,980)
                                                                    -----------  ---------  ---------
    Premises and equipment, net..................                    $   8,013   $   8,073  $   8,071
                                                                    -----------  ---------  ---------
                                                                    -----------  ---------  ---------

5. INTEREST-BEARING DEPOSITS

    The types of accounts and their respective balances included in interest-bearing deposits are as follows (in thousands):

                                                                             AS OF
                                                               ---------------------------------
                                                                                DECEMBER 31,
                                                                JUNE 30,    --------------------
                                                                  1998        1997       1996
                                                               -----------  ---------  ---------
                                                               (UNAUDITED)
Interest-bearing demand deposits.............................   $  93,553   $  86,787  $  74,655
Savings and money market accounts............................      29,578      26,028     22,937
Time deposits less than $100,000.............................     156,349     149,567    130,056
Time deposits $100,000 and over..............................     124,047     108,887     94,272
                                                               -----------  ---------  ---------
Interest-bearing deposits....................................   $ 403,527   $ 371,269  $ 321,920
                                                               -----------  ---------  ---------
                                                               -----------  ---------  ---------

    At December 31, 1997, the scheduled maturities of time deposits are as follows (in thousands):

1998..............................................................  $ 232,137
1999..............................................................     19,694
2000..............................................................      5,271
2001..............................................................        663
2002..............................................................        689
                                                                    ---------
                                                                    $ 258,454
                                                                    ---------
                                                                    ---------

                           METROCORP BANCSHARES, INC.

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

6. OTHER BORROWINGS

    There were no other borrowings outstanding at June 30, 1998. At December 31, 1997 and 1996 other borrowings consisted of prepayable floating rate FHLB notes with total principal outstanding of $15,900,000 and $8,800,000, respectively. The notes had interest rates that reset periodically based on the six-month London Interbank Offered Rate (LIBOR) (5.84% and 5.63% at December 31, 1997 and 1996, respectively) plus an adjustment ranging from minus 15 to plus five basis points and three-month LIBOR (5.81% and 5.56% at December 31, 1997 and 1996, respectively) plus 14 basis points.

    Additionally, the Bank has several unused, unsecured lines of credit with correspondent banks totaling $7,000,000 at June 30, 1998 and December 31, 1997 and $12,000,000 at December 31, 1996.

7. INCOME TAXES

    Deferred income taxes result from differences between the amounts of assets and liabilities as measured for income tax return and for financial reporting purposes. The significant components of the net deferred tax asset are as follows (in thousands):

                                                                                 AS OF
                                                                   ---------------------------------
                                                                                    DECEMBER 31,
                                                                    JUNE 30,    --------------------
                                                                      1998        1997       1996
                                                                   -----------  ---------  ---------
                                                                   (UNAUDITED)
Allowance for loan losses........................................   $   1,345   $     700  $     263
Recognition of deferred loan fees................................       1,165       1,063        722
Depreciation.....................................................         433         357        208
Recognition of interest on nonaccrual loans......................         118         118        107
Other............................................................          21          40        184
                                                                   -----------  ---------  ---------
Gross deferred tax assets........................................       3,082       2,278      1,484
                                                                   -----------  ---------  ---------
Unrealized gains on investments available-for-sale, net..........         399         449        248
FHLB stock dividends.............................................         126         199         65
                                                                   -----------  ---------  ---------
Gross deferred tax liability.....................................         525         648        313
                                                                   -----------  ---------  ---------
    Net deferred tax asset.......................................   $   2,557   $   1,630  $   1,171
                                                                   -----------  ---------  ---------
                                                                   -----------  ---------  ---------

    The Bank has provided no valuation allowance for the net deferred tax asset at June 30, 1998, December 31, 1997 or 1996 due primarily to its ability to offset reversals of net deductible temporary differences against income taxes paid in previous years and expected to be paid in future years.

                           METROCORP BANCSHARES, INC.

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

7. INCOME TAXES --(CONTINUED)
    Components of the provision for income taxes are as follows (in thousands):

                                                        SIX MONTHS ENDED
                                                            JUNE 30,           YEARS ENDED DECEMBER 31,
                                                      --------------------  -------------------------------
                                                        1998       1997       1997       1996       1995
                                                      ---------  ---------  ---------  ---------  ---------
                                                          (UNAUDITED)
Current provision for federal income taxes..........  $   2,105  $   1,775  $   2,454  $   1,170  $   1,399
Deferred federal income tax benefit.................       (877)      (874)      (660)      (361)      (308)
                                                      ---------  ---------  ---------  ---------  ---------
  Total provision for income taxes..................  $   1,228  $     901  $   1,794  $     809  $   1,091
                                                      ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------

    A reconciliation of the provision for income taxes computed at statutory rates compared to the actual provision for income taxes is as follows (in thousands):

                                                   SIX MONTHS ENDED
                                                       JUNE 30,                 YEARS ENDED DECEMBER 31,
                                               ------------------------  --------------------------------------
                                                  1998         1997         1997          1996         1995
                                               -----------  -----------  -----------  ------------  -----------
                                               AMOUNT   %   AMOUNT   %   AMOUNT   %   AMOUNT    %   AMOUNT   %
                                               ------  ---  ------  ---  ------  ---  ------   ---  ------  ---
                                                     (UNAUDITED)
Federal income tax expense at statutory
  rate.......................................  $1,374   34% $1,049   34% $2,027   34% $ 960     34% $1,255   34%
Tax-exempt interest income...................    (163)  (4)   (164)  (5)   (329)  (6)  (278)   (10)   (265)  (7)
Other, net...................................      17   --      16   --      96    2    127      5     101    3
                                               ------  ---  ------  ---  ------  ---  ------   ---  ------  ---
    Provision for income taxes...............  $1,228   30% $  901   29% $1,794   30% $ 809     29% $1,091   30%
                                               ------  ---  ------  ---  ------  ---  ------   ---  ------  ---
                                               ------  ---  ------  ---  ------  ---  ------   ---  ------  ---

8. OTHER COMPREHENSIVE INCOME

    The following sets forth the deferred tax benefit (expense) related to other comprehensive income (in thousands):

                                                                 SIX MONTHS ENDED
                                                                                                 YEARS ENDED
                                                                     JUNE 30,                   DECEMBER 31,
                                                              ----------------------  ---------------------------------
                                                                 1998        1997       1997        1996        1995
                                                                 -----     ---------  ---------     -----     ---------
                                                                   (UNAUDITED)
Unrealized gains (losses) arising during the period.........   $      45   $     (95) $    (277)  $      36   $    (608)
Less: reclassification adjustment for gains realized in net
  income....................................................          --          26         64          33           7
                                                                     ---         ---  ---------         ---   ---------
Other comprehensive income..................................   $      45   $     (69) $    (213)  $      69   $    (601)
                                                                     ---         ---  ---------         ---   ---------
                                                                     ---         ---  ---------         ---   ---------

9. 401(K) PROFIT SHARING PLAN

    The Bank sponsors a 401(k) Profit Sharing Plan (the Plan) for all full-time employees. The Plan is a defined contribution plan providing for pretax employee contributions of up to 6% of annual compensation plus any additional discretionary after-tax employee contributions. The Bank contributes 4% of each

                           METROCORP BANCSHARES, INC.

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

9. 401(K) PROFIT SHARING PLAN --(CONTINUED) participant's salary to the Plan. The Bank made contributions before expenses to the Plan of approximately $112,000 and $110,000 during the six months ended June 30, 1998 and 1997, respectively. The Bank made contributions before expenses to the Plan of approximately $248,000, $173,000 and $126,000 during the years ended December 31, 1997, 1996 and 1995, respectively.

10. STOCK PLANS

    In October 1991, the Bank granted two nonqualified stock options to its chief executive officer for a total of 106,480 shares of the Bank's common stock (after giving effect to the 10% stock dividends issued in 1992, 1993 and 1995). During 1995, the chief executive officer exercised part of the first option and purchased 26,620 shares at $2.54 per share. During 1997, the former chief executive officer exercised the remaining 79,860 options and purchased common shares at $2.71 per share.

    The Company has four stock option and incentive plans which were originally developed and instituted by the Bank during 1998 and assumed by the Company in the holding company formation (Note 18).

    The Company has outstanding options issued to the six founding directors of the Bank to purchase 120,000 shares of common stock pursuant to a nonqualified stock option plan ("Founding Director Plan"). Pursuant to the Founding Director Plan, each of the six founding directors of the Bank were granted options to purchase 20,000 shares of common stock at a price of $11.00 per share. The options must be exercised by July 24, 2003.

    The Company's Non-Employee Director Stock Bonus Plan ("Director Plan") authorizes the issuance of 60,000 shares of common stock to the directors of the Company who do not serve as an officer of the Company. Under the Director Plan, up to 12,000 shares of common stock may be issued each year for a five year period if the Company achieves certain return on equity ratios with no shares being issued if the return on equity is below 13%. No shares have been issued pursuant to the Director Plan to date.

    The Company's 1998 Employee Stock Purchase Plan ("Purchase Plan") authorizes the issuance of up to 200,000 shares of common stock to employees of the Company and its subsidiaries. Each year, the Board of Directors will determine the number of shares to be offered under the Purchase Plan; provided that the offering in any one year may not exceed 20,000 shares. The offering price of a share will be 85% of the closing price of a share of common stock on the business day immediately prior to the commencement of such offering. No shares have been issued pursuant to the Purchase Plan to date.

    The Company's 1998 Stock Incentive Plan ("Incentive Plan") authorizes the issuance of 200,000 shares of common stock under both "nonqualified" and "incentive stock" options and performance shares of common stock. Nonqualified options and incentive stock options will be granted at no less than the fair market value of the common stock and must be exercised within five years. Performance shares are certificates representing the right to acquire shares of common stock upon satisfaction of performance goals established by the Company. Holders of performance shares have all of the voting, dividend and other rights of shareholders of the Company, subject to the terms of the award agreement relating to such shares. If the performance goals are achieved, the performance shares will vest and may be exchanged for shares of commons stock. If the performance goals are not achieved, the performance shares may be forfeited. No grants have been made pursuant to the Incentive Plan to date.

                           METROCORP BANCSHARES, INC.

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

11. REGULATORY MATTERS

    Regulatory restrictions limit the payment of cash dividends by the Bank. The approval of the Office of the Comptroller of the Currency (OCC) is required for any cash dividend paid by the Bank if the total of all cash dividends declared in any calendar year exceeds the total of its net income for that year combined with the net addition to undivided profits for the preceding two years. As of June 30, 1998 and December 31, 1997, approximately $7.5 million and $5.1 million, respectively, was available for payment of dividends by the Bank to the Company under applicable restrictions, without regulatory approval. There were no dividends declared or paid during the six months ended June 30, 1998 and 1997 and the three years ended December 31, 1997.

    The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. The regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ration of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

    The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can trigger certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets as defined by the OCC. Management believes, as of December 31, 1997, that all capital adequacy requirements to which the Bank is subject to have been met.

    The most recent notifications from the OCC categorized the Bank as "adequately capitalized," as defined, under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since the notifications that management believes have changed the Bank's level of capital adequacy.

                           METROCORP BANCSHARES, INC.

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

11. REGULATORY MATTERS --(CONTINUED)

    The Bank's actual capital amounts and ratios are as follows:

                                                                          TO BE ADEQUATELY                      TO BE WELL
                                                                          CAPITALIZED UNDER                  CAPITALIZED UNDER
                                                                          PROMPT CORRECTIVE                  PROMPT CORRECTIVE
                                              ACTUAL                      ACTION PROVISIONS                  ACTION PROVISIONS
                                          --------------                  -----------------                  -----------------
                                          AMOUNT   RATIO                  AMOUNT      RATIO                  AMOUNT      RATIO
                                          -------  -----                  -------     -----                  -------     -----
                                                                             (IN THOUSANDS)
As of June 30, 1998 (unaudited):
Total capital (to risk weighted                          greater than or                    greater than or
  assets)...............................  $38,593  10.1%    equal to      $30,569      8.0%    equal to      $38,211     10.0%
Tier 1 capital (to risk weighted                         greater than or                    greater than or
  assets)...............................   33,198   8.7%    equal to       15,263      4.0%    equal to       22,895      6.0%
                                                         greater than or                    greater than or
Leverage ratio..........................   33,198   6.3%    equal to       15,809      3.0%    equal to       26,348      5.0%
As of December 31, 1997:
Total capital (to risk weighted                          greater than or                    greater than or
  assets)...............................  $33,197   9.5%    equal to      $27,955      8.0%    equal to      $34,944     10.0%
Tier 1 capital (to risk weighted                         greater than or                    greater than or
  assets)...............................   29,628   8.4%    equal to       14,109      4.0%    equal to       21,163      6.0%
                                                         greater than or                    greater than or
Leverage ratio..........................   29,628   5.9%    equal to       15,065      3.0%    equal to       25,108      5.0%
As of December 31, 1996:
Total capital (to risk weighted                          greater than or                    greater than or
  assets)...............................  $27,095   9.4%    equal to      $23,060      8.0%    equal to      $28,824     10.0%
Tier 1 capital (to risk weighted                         greater than or                    greater than or
  assets)...............................   25,004   8.7%    equal to       11,496      4.0%    equal to       17,244      6.0%
                                                                                            greater than or
Leverage ratio..........................   25,004   6.0%  greater than     12,502      3.0%    equal to       20,837      5.0%

12. OFF-BALANCE SHEET RISK
    The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include various guarantees, commitments to extend credit and standby letters of credit. Additionally, these instruments may involve, to varying degrees, credit risk in excess of the amount recognized in the statement of financial condition. The Bank's maximum exposure to credit loss under such arrangements is represented by the contractual amount of those instruments. The Bank applies the same credit policies and collateralization guidelines in making commitments and conditional obligations as it does for on-balance sheet instruments. Commitments to extend credit at June 30, 1998, December 31, 1997 and December 31, 1996 aggregated approximately $101,145,000, $57,924,000 and $48,789,000, respectively. Commitments under letters of credit at June 30, 1998, December 31, 1997 and December 31, 1996 totaled $8,106,000,
$9,271,000 and $7,338,000, respectively.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" (Statement No. 107) requires disclosures of estimated fair values for all financial instruments and the methods and assumptions used by management to estimate the fair value for each type of financial instrument. Fair value is the amount at which a financial instrument could be exchanged in a current transaction between parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

                           METROCORP BANCSHARES, INC.

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

13. FAIR VALUE OF FINANCIAL INSTRUMENTS --(CONTINUED)
    Quoted market prices are not available for a significant portion of the Bank's financial instruments. As a result, the fair values presented are estimates derived using present value or other valuation techniques and may not be indicative of the net realizable value. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair value.

    Certain financial instruments and all nonfinancial instruments are excluded from the scope of Statement No. 107. Accordingly, the fair value disclosures required by Statement No. 107 provide only a partial estimate of the fair value of the Bank. For example, the values associated with the various ongoing businesses which the Bank operates are excluded. The Bank has developed long-term relationships with its customers through its deposit base referred to as core deposit intangibles. In the opinion of management, these items, in the aggregate, add value to the Bank under Statement No. 107; however, their fair value is not disclosed in this note.

    Fair values among financial institutions are not comparable due to the wide range of permitted valuation techniques and numerous estimates that must be made. This lack of an objective valuation standard introduces a great degree of subjectivity to these derived or estimated fair values. Therefore, caution should be exercised in using this information for purposes of evaluating the financial condition of the Bank compared with other financial institutions.

    The following summary presents the methodologies and assumptions used to estimate the fair value of the Bank's financial instruments, required to be valued pursuant to Statement No. 107.

ASSETS FOR WHICH FAIR VALUE APPROXIMATES CARRYING VALUE

    The fair values of certain financial assets and liabilities carried at cost, including cash and due from banks, deposits with banks, federal funds sold, due from customers on acceptances and accrued interest receivable, are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The fair value of other real estate held for disposition is also considered to approximate carrying value. As discussed in
Note 1, such assets are carried at the lower of cost or current estimated disposition value.

INVESTMENT SECURITIES

    Fair values are based upon publicly quoted market prices as disclosed in
Note 2.

LOANS

    The fair value of loans originated by the Bank is estimated by discounting the expected future cash flows using a discount rate commensurate with the risks involved. The loan portfolio is segregated into groups of loans with homogeneous characteristics and expected future cash flows and interest rates reflecting appropriate credit risk are determined for each group. An estimate of future credit losses based on historical experience is factored into the discounted cash flow calculation. Estimated fair value of the loan portfolio at December 31, 1997 and 1996 approximated $345,478,000 and $278,410,000, respectively.

                           METROCORP BANCSHARES, INC.

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

13. FAIR VALUE OF FINANCIAL INSTRUMENTS --(CONTINUED)
LIABILITIES FOR WHICH FAIR VALUE APPROXIMATES CARRYING VALUE

    Statement No. 107 requires that the fair value disclosed for deposit liabilities with no stated maturity (i.e., demand, savings and certain money market deposits) be equal to the carrying value. Statement No. 107 does not allow for the recognition of the inherent funding value of these instruments. The fair value of federal funds purchased, borrowed funds, acceptances outstanding, accounts payable and accrued liabilities are considered to approximate their respective carrying values due to their short-term nature.

TIME DEPOSITS

    The fair value of time deposits is estimated by discounting cash flows based on contractual maturities at the interest rates for raising funds of similar maturity. Given the current interest rate environment, fair value of such time deposits approximates carrying value.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT

    The fair value of the commitments to extend credit is considered to approximate carrying value at December 31, 1997 and 1996.

14. COMMITMENTS AND CONTINGENT LIABILITIES

    The Bank leases certain branch premises and equipment under operating leases which expire between 2001 and 2002. The Bank incurred rental expense of approximately $327,000, $558,000 and $507,000 for the six months ended June 30, 1998 and the years ended December 31, 1997 and 1996, respectively, under these lease agreements. Future minimum lease payments at December 31, 1997 due under these lease agreements are as follows (in thousands):

YEAR                                                                                    AMOUNT
-------------------------------------------------------------------------------------  ---------
1998.................................................................................  $     623
1999.................................................................................        628
2000.................................................................................        633
2001.................................................................................        168
After 2001...........................................................................        105
                                                                                       ---------
                                                                                       $   2,157
                                                                                       ---------
                                                                                       ---------

    The Bank is a defendant in several legal actions arising from its normal business activities. Legal counsel and management believe that the ultimate liability, if any, resulting from these legal actions will not materially affect the Company's financial position or results of operations.

15. RELATED PARTY TRANSACTIONS

    In the ordinary course of business, the Bank enters into transactions with its officers and directors and their affiliates. It is the Bank's policy that all transactions with these parties be on the same terms, including interest rates and collateral requirements on loans, as those prevailing at the same time for

                           METROCORP BANCSHARES, INC.

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

15. RELATED PARTY TRANSACTIONS --(CONTINUED) comparable transactions with unrelated parties. At June 30, 1998, December 31, 1997 and 1996, certain officers and directors and their affiliated companies were indebted to the Bank in the aggregate amounts of approximately $2,822,000, $4,584,000 and $2,415,000, respectively.

    The following is an analysis of activity for the fiscal year ended December 31, 1997 for such amounts (in thousands):

                                                                                        1997
                                                                                      ---------
Balance at January 1................................................................  $   2,415
  New loans and advances............................................................      4,921
  Repayments........................................................................     (2,752)
                                                                                      ---------
Balance at December 31..............................................................  $   4,584
                                                                                      ---------
                                                                                      ---------

    In addition, as of June 30, 1998, December 31, 1997 and 1996, the Bank held demand and other deposits for related parties of approximately $2,520,000, $4,802,000 and $4,900,000, respectively.

16. EARNINGS PER SHARE

    The following data show the amounts used in computing net income per share
(EPS) and the weighted average number of shares of dilutive potential common stock. Computations reflect the effects of a four for one exchange of common shares, as further described in Note 18.

                                                        SIX MONTHS ENDED
                                                            JUNE 30,           YEARS ENDED DECEMBER 31,
                                                      --------------------  -------------------------------
                                                        1998       1997       1997       1996       1995
                                                      ---------  ---------  ---------  ---------  ---------
                                                                         (IN THOUSANDS)
Net income available to common shareholders' equity
  used in basic and diluted EPS.....................  $   2,813  $   2,184  $   4,168  $   2,013  $   2,600
                                                      ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------

Weighted average common shares in basic EPS.........      5,655      5,585      5,581      5,364      5,015
Effects of dilutive securities: Options.............         --         70         35         80         89
                                                      ---------  ---------  ---------  ---------  ---------
Weighted average common and potentially diluted
  common shares used in dilutive EPS................      5,655      5,655      5,616      5,444      5,104
                                                      ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------

                           METROCORP BANCSHARES, INC.

            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND FOR THE

              SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)

17. SUPPLEMENTAL STATEMENT OF CASH FLOW INFORMATION (IN THOUSANDS)

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,           YEARS ENDED DECEMBER 31,
                                                               --------------------  -------------------------------
                                                                 1998       1997       1997       1996       1995
                                                               ---------  ---------  ---------  ---------  ---------
                                                                   (UNAUDITED)
Cash payments during the year for:
  Interest...................................................  $   9,989  $   8,484  $  18,026  $  13,806  $   9,312
  Income taxes...............................................      3,032      1,342      1,342      1,200        802
Noncash investing and financing activities:
  Transfers of debt securities from investments held to
    maturity to investments available for sale...............         --         --         --         --     50,880
  Transfers of debt securities from investments available for
    sale to held to maturity.................................         --         --         --         --      3,494
  Other real estate acquired in foreclosure of customer
    loans....................................................         --      1,570      2,340        313        470
  Stock dividend declared and paid...........................         --         --         --         --      1,984

18. SUBSEQUENT EVENTS
    Effective (________ __), 1998, the Company was formed as a bank holding company. The Bank is indirectly a 100% wholly-owned subsidiary of the Company. The Company exchanged 5,654,560 shares of the Company's Common Stock for all of the issued and outstanding shares of common stock of the Bank through an exchange of four Company shares of common stock for one share of the Bank's common stock outstanding. The accompanying financial statements have been restated to reflect the effect of the four for one exchange ratio on all share amounts and earnings per share for all periods presented.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                              -------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Prospectus Summary.............................          3
Summary Consolidated Financial Data............          5
Risk Factors...................................          6
The Company....................................         11
Use of Proceeds................................         15
Dividend Policy................................         15
Dilution.......................................         15
Capitalization.................................         16
Nature of the Trading Market...................         17
Selected Consolidated Financial Data...........         18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................         20
Management.....................................         55
Principal Shareholders.........................         63
Supervision and Regulation.....................         65
Description of Securities of the Company.......         72
Underwriting...................................         75
Legal Matters..................................         77
Experts........................................         77
Available Information..........................         77
Index to Consolidated Financial Statements.....        F-1

                              -------------------

    UNTIL                  , (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                1,600,000 SHARES

                                      LOGO

                           METROCORP BANCSHARES, INC.

                                  COMMON STOCK

                              -------------------

                                   PROSPECTUS
                              -------------------

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                                          , 1998

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The estimated fees and expenses incurred by the Registrant in connection with this Offering are as follows:

Securities and Exchange Commission registration fee...............  $   5,664
National Association of Securities Dealers, Inc. filing fee.......  $   *
Printing and engraving expenses...................................  $   *
Legal fees and expenses of counsel for the Registrant.............  $   *
Accounting fees and expenses......................................  $   *
Blue sky filing fees and expenses (including legal fees and
  expenses).......................................................  $   *
Transfer Agent fees...............................................  $   *
Miscellaneous.....................................................  $   *
                                                                    ---------
Total.............................................................  $   *
                                                                    ---------
                                                                    ---------

---------

*   To be supplied by Amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Registrant's Articles of Incorporation and Bylaws require the Registrant to indemnify officers and directors of the Registrant to the fullest extent permitted by Article 2.02-1 of the Business Corporation Act of the State of Texas (the "TBCA"). The Articles of Incorporation and Bylaws of the Registrant are filed as Exhibit 3.1 and 3.2 to the Registration Statement. Generally,
Article 2.02-1 of the TBCA permits a corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person was or is a director or officer if it is determined that such person (i) conducted himself in good faith, (ii) reasonably believed (a) in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interests, and/or
(b) in other cases, that his conduct was at least not opposed to the corporation's best interests, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the TBCA requires a corporation to indemnify a director or officer for any action that such director or officer is wholly successfully in defending on the merits.

    The Registrant's Articles of Incorporation provide that a director of the Registrant will not be liable to the corporation for monetary damages for an act or omission in the director's capacity as a director, except to the extent not permitted by law. Texas law does not permit exculpation of liability in the case of (i) a breach of the director's duty of loyalty to the corporation or its shareholders, (ii) an act or omission not in good faith that involves intentional misconduct or a knowing violation of the law, (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, (iv) an act or omission for which the liability of the director is expressly provided by statute, or (v) an act related to an unlawful stock repurchase or dividend.

    Pursuant to the Underwriting Agreement, a form of which is filed as Exhibit
1.1 to this Registration Statement, the Underwriter has agreed to indemnify the directors, officers and controlling persons of the Registrant against certain civil liabilities that may be incurred in connection with this Offering, including certain liabilities under the Securities Act.

    The Registrant may provide liability insurance for each director and officer for certain losses arising from claims or changes made against them while acting in their capabilities as directors or officers of

Registrant, whether or not Registrant would have the power to indemnify such person against such liability, as permitted by law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    On November 17, 1995, 214,240 shares were sold to the Federal National Mortgage Association at a price of $5.09 per share.

    On January 1, 1997, an aggregate of 210,532 shares were sold to 11 directors of the Bank at a per share price of $4.75.

    On June 9, 1997 the Company issued 79,860 shares to an executive officer of the Bank at $2.71 per share pursuant to the exercise of options granted to the executive officer.

    On February 9, 1998, an aggregate of 33,040 shares were issued to ten directors of the Bank as a performance bonus. The value attributed at the time was $7.68 per share.

    On March 20, 1998, an aggregate of 91,892 shares were sold to 11 directors of the Bank at a price of $8.25 per share.

    On       , 1998, an aggregate of 5,654,560 shares were issued in the holding company formation to the shareholders of the Bank in exchange for all of the outstanding shares of common stock of the Bank.

    Except for the shares issued on February 9, 1998 and       , 1998 the
consideration for each sale was cash. Except for the shares issued on       ,
1998, each of the above mentioned transactions represents the issuance and/or sale of shares of common stock of the Bank that were issued pursuant to the registration exemption provided by Section 3(a)(2) of the Securities Act of
1933, as amended. The shares issued on       , 1998 were issued pursuant to the
registration exemption provided by Section 3(a)(12) of the Securities Act of
1933, as amended. Except for the shares issued on       , 1998, the number of
shares and per share values have been adjusted to reflect the four for one exchange ratio of the holding company formation.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A) EXHIBITS

    The following documents are filed as exhibits to this Registration
Statement:

 EXHIBIT
  NUMBER                                  DESCRIPTION OF EXHIBIT
----------  -----------------------------------------------------------------------------------
     *1     --Form of Underwriting Agreement by and between the Underwriter and the Company.
      3.1   --Amended and Restated Articles of Incorporation of the Company.
      3.2   --Amended and Restated Bylaws of the Company.
     *4     --Form of Certificate representing shares of Common Stock.
      5     --Opinion of Bracewell & Patterson, L.L.P. as to the legality of the securities being registered.
     10.1   --Agreement and Plan of Reorganization by and among MetroCorp Bancshares, Inc., MC
              Bancshares of Delaware, Inc. and MetroBank, N.A.
     10.2   --Form of Director Stock Option Agreement.
     10.3   --Non-Employee Director Stock Bonus Plan.
     10.4   --1998 Employee Stock Purchase Plan.
     10.5   --1998 Stock Incentive Plan.
     21     --Subsidiaries of the Registrant.
     23.1   --Consent of PricewaterhouseCoopers LLP
     23.2   --Consent of Bracewell & Patterson, L.L.P. (included in the opinion to be filed as
              Exhibit 5 to this Registration Statement)
     27     --Financial Data Schedule.

---------

*   To be supplied by amendment.

    (B) FINANCIAL STATEMENT SCHEDULES

    None.

    All other schedules for which provision is made in Regulation S-X of the Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

ITEM 17. UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes to provide the Underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officer and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497)(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, MetroCorp Bancshares, Inc., has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston and State of Texas on September 1, 1998.

                                METROCORP BANCSHARES, INC.

                                By:               /s/ DON J. WANG
                                     -----------------------------------------
                                                    Don J. Wang
                                                     PRESIDENT

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement or amendment thereto has been signed by the following persons in the indicated capacities on September 1, 1998.

                      SIGNATURE                                                 POSITION
------------------------------------------------------  ---------------------------------------------------------

                   /s/ DON J. WANG
     -------------------------------------------        Chairman of the Board and President (principal executive
                     Don J. Wang                          officer)

                 /s/ ATTILIO F. GALLI                   Senior Vice President and Chief Financial Officer
     -------------------------------------------          (principal financial officer and principal accounting
                   Attilio F. Galli                       officer)

                  /s/ HELEN F. CHEN
     -------------------------------------------        Director
                    Helen F. Chen

                  /s/ TOMMY F. CHEN
     -------------------------------------------        Director
                    Tommy F. Chen

                   /s/ JANE W. KWAN
     -------------------------------------------        Director
                     Jane W. Kwan

                    /s/ EDWARD LEE
     -------------------------------------------        Director
                      Edward Lee

                     /s/ JOHN LEE
     -------------------------------------------        Director
                       John Lee

                      SIGNATURE                                                 POSITION
------------------------------------------------------  ---------------------------------------------------------

                    /s/ DAVID TAI
     -------------------------------------------        Director
                      David Tai

                     /s/ JOE TING
     -------------------------------------------        Director
                       Joe Ting

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                            DESCRIPTION OF EXHIBIT
---------  -------------------------------------------------------------------------------------------------------
*1         --Form of Underwriting Agreement by and between the Underwriter and the Company.
 3.1       --Amended and Restated Articles of Incorporation of the Company.
 3.2       --Amended and Restated Bylaws of the Company.
*4         --Form of Certificate representing shares of Common Stock.
 5         -- Opinion of Bracewell & Patterson, L.L.P. as to the legality of the securities being registered.
 10.1      -- Agreement and Plan of Reorganization by and among MetroCorp Bancshares, Inc., MC Bancshares of
             Delaware, Inc. and MetroBank, N.A.
 10.2      --Form of Director Stock Option Agreement.
 10.3      --Non-Employee Director Stock Bonus Plan.
 10.4      --1998 Employee Stock Purchase Plan.
 10.5      --1998 Stock Incentive Plan.
 21        --Subsidiaries of the Registrant.
 23.1      --Consent of PricewaterhouseCoopers LLP
 23.2      -- Consent of Bracewell & Patterson, L.L.P. (included in the opinion to be filed as Exhibit 5 to this
             Registration Statement)
 27        --Financial Data Schedule.

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*   To be supplied by amendment.